
05065372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rocksource ASA
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Rocksource ASA
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Martin Bekkeheien
Chief Executive Officer
Rocksource ASA
Stranden 57
0250 Oslo, Norway
+47 22 83 28 86

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 23, 2005
(Date Tender Offer/Rights Offering Commenced)


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
198
SECTION


SEC MAIL
PROCESSING
2005
WASH, D.C.
SECTION

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. ***Special Instructions for Complying with Form CB***

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

MARTIN BEKKEHEIEN, CEO

(Name and Title)

21 SEPTEMBER 2005

(Date)

Offering Circular



ROCKSOURCE

Rocksource ASA
Org.no: 940376645

Listing of 100,000,000 new shares on Oslo Børs ASA,
each with a nominal value of NOK 0.25 per share,
placed in a Private Placement to a subscription price of NOK 2.60 per share
with total proceeds of NOK 260,000,000.

Subsequent Offering of up to 25,000,000 additional shares
directed towards Eligible Shareholders as of 6 September 2005
to a subscription price of NOK 2.60 per share
with total proceeds of NOK 65,000,000.

Subscription Period is from and including 26 September 2005 to and including 7 October 2005

Managed by


Pareto Securities ASA

The date of this Offering Circular is 22 September 2005

Important Notice

This Offering Circular has been prepared in order to provide information about Rocksource and its business in connection with (i) the completed private placement and listing of 100,000,000 new shares and (ii) the subsequent offering of up to 25,000,000 shares in Rocksource as described in this Offering Circular.

This Offering Circular has been prepared in the English language only and has been prepared to comply with the Norwegian Stock Exchange Regulation chapter 15 and 18 and the Norwegian Securities Trading Act. Oslo Børs has reviewed this Offering Circular in accordance with the Norwegian Securities Trading Act clause 5-7 and the Norwegian Stock Exchange Regulation clause 14-4. The review by Oslo Børs does not include a review of the merits of this Offering Circular or the advisability of purchasing any of the securities offered hereby.

No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Offering Circular and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Manager.

The information contained in this Offering Circular was obtained from the Company and other sources, but no assurance can be given as to the accuracy or completeness of such information. No person has been authorized to give information or to make any representation concerning the Company or the New Shares other than as contained herein. If given or made, such other representation should not be relied upon.

The information contained herein is as of the date hereof and subject to change, completion or amendment without notice. In accordance with clause 14-6 of the Norwegian Stock Exchange Regulations, if any significant new factor or inaccuracy arises that might have effect on the assessment of the shares and/or the Company and emerges between the time of publication of the Offering Circular and the listing of the New Shares, will be included in a supplement to the Offering Circular. Neither the delivery of this Offering Circular at any time nor any subsequent commitment to the sale of shares shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.

In the ordinary course of their respective businesses, the Manager and certain of its affiliates have engaged, and may in the future engage, in investment banking and commercial banking transactions with the companies.

Without limiting the manner in which the Company may choose to make any public announcements and subject to the Company's obligations under applicable law, announcements relating to matters in this Offering Circular will be considered to have been made once they have been received by Oslo Børs ASA and distributed through its information system.

Unless otherwise specified, the accounting figures presented in this Offering Circular have been prepared in accordance with Norwegian GAAP and International Financial Reporting Standards.

The Company is organized under the laws of Norway. The majority of its directors are residents of Norway, and a substantial portion of its assets are located in various jurisdictions. As a result, it may not be possible for non-Norwegian investors to effect service of process in their own jurisdiction on the Company or any of such persons, or to enforce against them judgments obtained in non-Norwegian courts. Norway is party to the Lugano Convention and a judgment obtained in another Lugano Convention state will in general be enforceable in Norway. However, there is substantial doubt as to the enforceability in Norway of judgments of non-Lugano Convention state courts.

In making an investment decision, investors must rely on their own examination of the Company, including the merits and risks involved. The securities offered hereby have not been recommended, approved, or disapproved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence.

Any disputes that may arise regarding this Offering Circular or the securities described herein are subject to Norwegian law and the exclusive jurisdictions of the Norwegian courts.

Notice to United States Holders

The offering of Subscription Rights is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this offering circular have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Cautionary Statement Regarding Forward Looking Statements

This Offering Statement contains certain forward-looking statements. Such statements reflect the current views of our management with respect to our disclosure and analysis of future events and are subject to risks, uncertainties and assumptions relating to our exploration and production activities, results of operations, growth strategy and liquidity. When used in this Offering Circular, words such as "anticipate", "believe", "estimate", "expect", "intend", "predict", "project", and similar expressions, as they relate to the Company, its advisors or management, identify forward-looking statements. These forward-looking statements are based on information currently available to our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to:

- general economic conditions;
- legislative and regulatory actions and reforms, as well as geopolitical developments;
- competition from other exploration and production companies;
- changes in the demand for oil and natural gas or the other services we offer;
- inflation, interest rate, market and monetary fluctuations;
- timing, frequency and outcome of drilling wells;
- measurement of reserve estimates;
- timing and amount of future production of oil and natural gas;
- operating costs and other expenses;
- the price and availability of alternative fuels;
- commodity processing, gathering and transportation availability;
- estimates of proved reserves, exploitation potential or exploration prospect size;
- consequences of continued mergers and acquisitions in our industry, resulting in fewer but much larger and stronger competitors;
- acquisitions and integration of acquired businesses; and
- other factors described in "Section 11, Risk Factors."

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this paragraph. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of contents

Appendices

This Offering Circular has been produced in the English language only. An unofficial Norwegian translation of Section 3 "Summary" has also been produced, and is incorporated in this Offering Circular under section 13 "Norsk Sammendrag (Norwegian Translation)". In the event of any discrepancy between the contents of the English and Norwegian text, the English text will take precedence.

1 Responsibility Statements

1.1 The Board of Directors of Rocksource ASA

This Offering Circular has been prepared by the Company to provide information to shareholders of Rocksource ASA in connection with the accomplished Private Placement for a total of NOK 260,000,000 and the subsequent offering of up to 25,000,000 New Shares.

The Board of Directors of the Company acknowledge responsibility for, and confirms, to the best of our knowledge, that the information contained in this Offering Circular is in accordance with the facts and contains no omissions likely to affect the import of this Offering Circular. The evaluations of markets and future developments have been produced in good faith.

Oslo, 22 September 2005

The Board of directors of Rocksource ASA

Arve Johnsen
(Chairman)

Mimi K. Berdal
(Vice President)

Berge Gerdt Larsen

Dag Dvergsten

Anne-Grete Ellingsen

1.2 The Manager

Pareto Securities ASA has, as the Manager, in connection with the Private Placement and the Subsequent Offering at the request of, and with the co-operation with the Board and the management of Rocksource, prepared this Offering Circular.

The assistance with regard to the preparation of the Offering Circular is based on information furnished to us by the Company and other publicly available information. In a separate statement, the Board has confirmed the completeness of the information submitted to Pareto Securities for the preparation of this Offering Circular.

This Offering Circular has been prepared on the basis of (i) available information, including Rocksource's 2004 and 2003 annual report, (ii) additional information submitted to us by Rocksource and (iii) discussions with the board and management. Based solely upon such information, Pareto Securities ASA has endeavoured to provide as accurate and complete presentation of the Company as possible.

On the basis of the above, Pareto Securities ASA cannot accept any legal or financial liability for the completeness or accuracy of this Offering Circular. In addition, Pareto Securities ASA cannot assume any legal and/or financial liability as a result of any decision that is made on the basis of the information presented in this Offering Circular.

Reference should also be made to the statements from the Company's Board and legal advisor.

As of 22 September 2005, Pareto Securities ASA and its employees hold 824 shares in Rocksource ASA.

Oslo, 22 September 2005

Pareto Securities ASA

1.3 Legal Advisor

Kvale & Co has acted as legal counsel to Rocksource ASA in connection with the Private Placement and Subsequent Offering described in the Offering Circular dated 22 September 2005, and have reviewed section 12 of the Offering Circular covering tax implications. We further confirm, that the resolution by Rocksource ASA to increase the share capital by up to NOK 31,250,000 on the terms set forth in chapter 4 and 5 of the Offering Circular, has been duly adopted by the competent corporate body in accordance with Norwegian law.

Other than as stated above, we have made no investigation of, and express no opinion in relation to, the Offering Circular.

Oslo, 22 September 2005

Kvale & Co.

2 Definitions and glossary

The following definitions and glossary apply in this Offering Circular unless dictated otherwise by the context, including the foregoing pages of this Offering Circular.

2.1 Definitions

Company	Rocksource ASA, or when the context so requires, the Rocksource Group.
Eligible Shareholders	The shareholders in Rocksource as of 6 September (appearing in the VPS on the morning of 12 September 2005) who were not invited to participate in the Private Placement and are not restricted from participating in the Subsequent Offering due to laws and regulations in their applicable jurisdiction.
E&P	Exploration and Production.
Manager	Pareto Securities ASA.
New Shares	The ordinary shares in Rocksource to be issued in connection with the Private Placement.
NOK	Norwegian Kroner, the lawful currency of the Kingdom of Norway.
Non-Eligible Shareholder:	The shareholders in Rocksource as of 6 September 2005 (as appearing in the VPS on 12 September 2005) who were offered to participate in the Private Placement.
Norwegian Securities Trading Act	The Securities Trading Act of 19 June 1997 no. 79 ("Verdipapirhandelloven").
Norwegian Stock Exchange Regulations	The Stock Exchange Regulations of 17 January 1994 no. 30, last amended by Regulation of 1 July 2005 no. 786 ("Børsforskriften").
Oslo Børs	Oslo Børs ASA (translated "the Oslo Stock Exchange").
Private Placement	The share offering of 100,000,000 new shares with a subscription price of NOK 2.60 per share directed towards selected existing shareholders and external investors, as further described in section 4 herein.
Offering Circular	This Offering Circular, dated 22 September 2005, prepared in connection with the listing of the new shares sold in the Private Placement and the offering of New Shares in a Subsequent Offering.
Public Limited Companies Act	The Norwegian Public Limited Companies Act of 13 June 1997 no. 45 ("Allmennaksjeloven").
Record Date	The date for determination of Eligible Shareholders in the Subsequent Offering, being 6 September 2005 (as appearing in the VPS on 12 September 2005).
Rocksource	Rocksource ASA, created through a merger between Amergy AS and Ecuanor ASA in September 2004, whereof Ecuanor ASA was the acquiring company.
Rocksource Geotech	Rocksource Geotech AS, a Bergen-based company owned 100% by Rocksource.
Rocksource Energy	Rocksource Energy Corporation, a Texas corporation based in Houston, Texas, owned 100% by Rocksource.
Subsequent Offering	The offering of up to 25,000,000 Subsequent Offering Shares at a subscription price of NOK 2.60 per share and with preferential rights for Eligible Shareholders as further described in section 5 herein.

Subsequent Offering Shares	The ordinary shares being issued to subscribers in the Subsequent Offering.
Subscribers	Legal and natural persons subscribing for Subsequent Offering Shares.
Subscription Form	The subscription form to be used by Subscribers to subscribe for Subsequent Offering Shares.
Subscription Period	The period in which Subscription Forms may be submitted to the Manager in respect of the Subsequent Offering, being from and including 26 September 2005 to and including 7 October 2005 at 16:00 (Oslo time).
Subscription Rights:	Rocksource will issue one Subscription Right per 3.8727 share owned as of 6 September 2005. The Subscription Rights are non-transferable and will not be listed at Oslo Børs during the Subscription Period.
Unifob	Unifob AS, the University of Bergen's organisation for externally financed R & D.
United States or the US	The United States of America, its territories and possessions, any state of the United States of America, and the District of Columbia.
USD	United States Dollar.
VPS	Verdipapirsentralen (Norwegian Central Securities Depository), which organizes the Norwegian paperless securities registration system.

2.2 Glossary of terms

Bl	Barrels (oil).
Btu	British thermal units.
DOE	US Department of Energy.
g/t	Grams per metric tonne (metals).
IEA	International Energy Agency.
EIA	Energy Information Administration, official energy statistics from the US government.
Mbl.	Million barrels (oil)
mbl/d	Million barrels per day
Mmcf	Million cubic feet
Oz	Ounces (1 ounce equals 31.105 grams)
Sq.m	Square meters

3 Summary

The following summary should be read in conjunction with, and is qualified in its entirety, by the more detailed information and the appendices appearing elsewhere in this Offering Circular.

3.1 The Company

Rocksource is a technology- and knowledge-driven exploration and production ("E&P") company that utilizes Norwegian expertise in petroleum related research.

The Company is engaged in two major business areas; oil & gas exploration and production and geo-technical services to the Company's own E&P assets.

The Company produces oil and gas onshore in the US through a purchase a 35% working interest in the New Ace field. In addition to the existing production, the leased prospect portfolio has an estimated net recoverable reserve potential of approximately 5.8 billion cubic feet of gas and 5.9 million barrels of oil.

The Company also holds four exploration licenses in Ecuador. Through the knowledge and presence in the mining and mineral explorations in the southern part of Ecuador, the Company is positioned to explore business opportunities in and around Ecuador.

3.2 Purpose and background for the Offerings

The proceeds will be used to finance further farm-ins in E&P licences, to further exploit existing onshore activities and to apply for new exploration licenses in frontier areas both onshore and offshore. In addition, the Company will use the proceeds for research and development activities, as well as general working capital.

3.3 Description of the Offerings

3.3.1 The Private Placement

The Company commenced a Private Placement of NOK 260 million on 6 September 2005. In addition to new investors, existing shareholders holding approximately 80% of the share capital on 6 September 2005 were invited to participate in the Private Placement. A total of 100 million New Shares are to be issued at a subscription price of NOK 2.60 per share. The total issued share capital in Rocksource will, after registration of the Private Placement, increase to NOK 131,466,236.75, divided into 525,864,947 Shares with a nominal value of NOK 0.25 each.

3.3.2 The Subsequent Offering

The Subsequent Offering is being conducted in order to give those of the Company's shareholders as of 6 September 2005 who were not invited to participate in the Private Placement the opportunity to maintain their relative shareholding in the Company.

Below is an overview of the main terms and the timetable for the Subsequent Offering:

Size of the Offering	Up to 25 million New Shares
Subscription price per share	NOK 2.60, equalling the price in the Private Placement.
Record date	6 September 2005
Eligible Shareholders	Shareholders as of 6 September 2005, who were not invited to participate in the Private Placement.
Subscription rights	The Company will issue 1 Subscription Right per 3.8727 Shares held by Eligible Shareholders as of Record Date. The subscription rights will be non-transferable and hence not be listed.
Over-subscription	Allowed.
Payment date	On or about 14 October 2005
Distribution of allocated shares	On or about 21 October 2005

Subscriptions for Subsequent Offering Shares must be made on the Subscription Form attached as appendix 5 hereto. The information on shareholdings and certain other matters relating to the relevant shareholders has already been entered on the Subscription Form.

Allotment of the Subsequent Offering Shares is expected to take place on or about 11 October 2005. The Board reserves the right to round off, cancel or reduce any subscription which is not covered by Subscription Rights.

The following criterias will be used in the Subsequent Offering:

1. Subscribers in the Subsequent Offering will be allocated shares based on received Subscription Rights.
2. In the event the Subsequent Offering is not fully subscribed based on Subscription Rights, shares shall be allocated among holders of Subscription Rights which have over-subscribed on a pro rata basis.

Each Subscriber must provide a one-time authorization to debit a specified bank account with a Norwegian bank for the amount (in NOK) payable for the Subsequent Offering Shares allotted to such subscriber by signing the Subscription Form when subscribing for Subsequent Offering Shares.

If there are insufficient funds on a Subscriber's bank account or it is impossible to debit a bank account for the amount the Subscriber is obligated to pay or payment is not received by the Manager according to other instructions, the allotted Subsequent Offering Shares will be withheld. Interest will in such event accrue at a rate of 9.0% per annum on any late payments.

3.4 Financial Data for Rocksource

3.4.1 Profit and loss accounts

All figures are stated in NOK 1,000	As per 30.06.2005 (IFRS)	As per 30.062004 (IFRS)	2004 (IFRS)	2003* (NGAAP)	2002* (NGAAP)
Total operating income	1,782	-	219	71	0
Total operating expenses	15,080	763	42,501	722	11,556
Operating result	-13,298	-763	-42,282	-651	-11,556
Net financial items	-522	-	-253	-57	-79
Result	-13,820	-763	-42,534	-708	-11,635

3.4.2 Balance sheet

All figures are stated in NOK 1,000	**30.06.2005 (IFRS)**	**30.06.2004 (IFRS)**	**2004 (IFRS)**	**2003* (NGAAP)**	**2002* (NGAAP)**
ASSETS					
Total fixed assets	165,357	-	118,607	10,550	10,550
Total current assets	66,635	110	26,553	465	23
Total assets	**231,992**	**110-**	**145,160**	**11,015**	**10,573**
EQUITY AND LIABILITIES					
Total equity	206,119	-663	142,342	10,340	22
Total liabilities	**25,873**	**773**	**2,818**	**675**	**0**
Total equity and liabilities	**231,992**	**110**	**145,160**	**11,015**	**22**

** Financial figures for 2003 and 2002 are the audited financial figures for Ecuanor ASA before the merger with Amergy AS.*

3.5 Share Capital

The registered share capital of Rocksource prior the Private Placement and the Subsequent Offering is NOK 106,466,236.75, consisting of 425,864,947 Shares fully paid, with a par value of NOK 0.25 per Share. The Shares are equal in all respects, and each Share carries one vote at the Company's general meeting.

Subsequent the Private Placement and the Subsequent Offering (assuming full subscription), the Company's share capital will increase to a maximum of 550,864,947 shares, each with a nominal value of NOK 0.25 per Share.

3.6 Risk

An investment in the New Shares involves risk. The Company's financial development and the value of the Company's shares may be affected by a number of risk factors, including, but not limited to, market risks, financial risk and operational risks connected to exploration and development of oil and gas reserves, geo-science technological developments and exploration and development of minerals and metals. For a further discussion of certain risk factors, see section 11 "Risk Factors". Investors should carefully review the disclosures in this Offering Circular paying special attention to the risks described in section 11 and should conduct their own evaluation of the risk factors before making a decision to invest in the New Shares/Subsequent Offering Shares.

4 The Private Placement

4.1 Share Capital prior to the Private Placement

The Company's registered share capital is NOK 106,466,236.75 consisting of 425,864,947 shares, fully paid with a par value of NOK 0.25 per share. The shares are equal in all respects and each share carries one vote at general meetings.

4.2 Resolution

On 21 September 2005, the Extraordinary General Meeting of the Company (the "EGM") resolved to (i) increase the share capital of the Company from NOK 106,466,236.75 to NOK 137,716,236.75 by issuing the 100,000,000 New Shares in the Private Placement and (ii) to issue up to 25,000,000 Subsequent Offering Shares in the Subsequent Offering. The EGM resolved the following: in relation to the Private Placement:

> *"The share capital of the company is increased pursuant to Section 10-1 of the Norwegian Public Limited Liabilities Act:*
>
> 1. *The share capital is increased with minimum NOK 0.25 and maximum NOK 25.000.000 by issuing up to 100.000.000 new shares.*
> 2. *The nominal value is NOK 0,25.*
> 3. *The subscription price is NOK 2,60 per share.*
> 4. *The shares shall be subscribed by selected shareholders and external institutional investors.*
> 5. *The shareholders subscription preference pursuant to Section 10-4, ref. Section 10-5 of the Norwegian Public Limited Liabilities Act is deviated.*
> 6. *The shares shall be subscribed in the minutes from the meeting.*
> 7. *The subscription amount shall be paid by money transfer to a designated account within 23 September 2005.*
> 8. *In the event of over subscription, the Board of Directors shall, based on its own discretion, allot the shares.*
> 9. *The shares will carry the right to dividend from the financial year 2005."*

The resolution for the Subsequent Offering is further described in section 5.2 in this Offering Circular.

4.3 Overview of the Private Placement

During the subscription period, the Company received orders to subscribe for New Shares corresponding to approximately NOK 364 million from 51 investors of which 21 were existing shareholders and 30 were new shareholders. The investors were divided geographically as follows:

Norway	34.6%
UK	39.0%
US	4.0%
ROW	22.4%

An overview of the allotment to the subscribers in the Private Placement is set out in appendix 4 of this Offering Circular.

On 7 September 2005, the subscribers in the Private Placement were notified of their allotment, pending the approval from the EGM. Payments for the New Shares will be made on 23 September 2005.

4.4 The Subscription Price in the Private Placement

The subscription price in the Private Placement was NOK 2.60 per share. The subscription price was set on the basis of the closing price on 6 September 2005 with a small discount of approximately 4.5%.

4.5 Settlement of the Private Placement

The payment for the New Shares being issued in the Private Placement is to be made on 23 September 2005. It is expected that the New Shares will be distributed to the investors participating in the Private Placement on or about 28 September 2005 at the earliest.

4.6 The New Shares

The New Shares will be issued with the same ISIN number as the Company's existing Shares, being ISIN NO 000 3987901.

The New Shares will carry the right to dividend as from the accounting year 2005 and otherwise rank pari passu with the other outstanding shares from the date of registration of the New Shares in the Company's register of shareholders, which will take place on or about 21 September 2005. For a further description of the rights and tradability of the Shares, see Section 8 "Share Capital and Shareholder Matters".

It is expected that the New Shares will be tradable at Oslo Børs from and including 28 September 2005, subject to registration in the Norwegian Registry of Business Enterprises and the VPS.

4.7 Share capital following the Private Placement

Following the registration of the New Shares to be issued in the Private Placement, the Company's share capital will be increased from NOK 106,466,236.75 to NOK 131,446,236.75, divided into 525,864,947 Shares with a nominal value of NOK 0.25 each. The Company has only one class of shares outstanding.

4.8 Use of Proceeds

The gross proceeds from the Private Placement were NOK 260 million. The net proceeds from the Private Placement will be approximately NOK 242 million, after payment of fees and commissions and other estimated transaction expenses. See Section 5.17 for a further description of the fees and expenses related to the Private Placement and the Subsequent Offering.

The proceeds will be used to finance further farm-ins in E&P licences, to further exploit existing onshore activities and to apply for new exploration licenses in frontier areas both onshore and offshore. In addition, the Company will use the proceeds for research and development activities, as well as general working capital.

The share premium resulting from the Private Placement less the direct expenses relating to the Private Placement will bee transferred to the Company's share premium fund.

5 The Subsequent Offering

5.1 Background

The Subsequent Offering is conducted with the use of preferential rights for those shareholders as of 6 September 2005 (the "Record Date") who were not invited to participate in the Private Placement (the "Eligible Shareholders") in order to enable said shareholders to maintain their relative shareholding in the Company. See section 4.8 for a further description of the use of proceeds from the Private Placement and the Subsequent Offering.

The purpose of the Private Placement was to secure the necessary financing in a swift and satisfactory manner in order to finance further farm-ins in E&P licenses and to apply for new exploration licenses in frontier areas both onshore and offshore.

In order to secure this financing, it was necessary to carry out the Private Placement as a directed offering to selected investors as opposed to a rights offering with preferential rights of all the shareholders of the Company. As it was impossible to invite all of the shareholders to participate in the Private Placement, the Subsequent Offering is being executed in order to provide the Eligible Shareholders the opportunity to subscribe for new shares as well. Even though it is impossible to treat all shareholders entirely equally with this structure, it is believed that this structure has been designed to strike a fair balance between the various interest that had to be taken into account in order to enable the Company to secure the financing. The Subscription rights will be non-transferable in order to set the conditions for the Subsequent Offering as equal as in the Private Placement. No shareholder is given an unreasonably advantage over other shareholders in the Company with reference to the Public Limited Companies Act clause 5-21 and the Norwegian Stock Exchange Regulations clause 23-8.

5.2 Resolution regarding the Subsequent Offering

On 21 September 2005, the Extraordinary General Meeting of the Company (the "EGM") resolved to issue up to 25,000,000 Subsequent Offering Shares in the Subsequent Offering. The EGM resolved the following: in relation to the Subsequent Offering:

"The share capital of the company is increased pursuant to section 10-1 of the Norwegian Public Limited Liabilities Act:

1. *The share capital is increased with minimum NOK 0.25 and maximum NOK 6,250,000 by issuing up to 25,000,000 new shares.*
2. *The nominal value is NOK 0.25.*
3. *The subscription price is NOK 2.60 per share.*
4. *The shares shall be subscribed by shareholders that owned shares in the company 6 September 2005 and who were not invited to participate in the above share capital increase. Preferential rights to subscribe for new shares will be issued. The shareholders subscription preference pursuant to Section 10-4, ref. Section 10-5 of the Norwegian Public Limited Liabilities Act is deviated.*
5. *The company shall issue a prospectus to be approved by Oslo Stock Exchange. The shares are to be subscribed on a separate subscription form enclosed the prospectus. The subscription period is suggested to be as from 26 September 2005 and until 7 October 2005. Further terms and conditions for the subscription will be determined by the Board of Directors and will be described in the prospectus.*
6. *The subscription amount shall be paid by money transfer to a designated account. The Board of Directors shall determine the further conditions for the settlement, as shall be described in the prospectus. The due date for payment shall be 21 October 2005.*
7. *Subscription exceeding assigned preferential rights will be allowed. Applicable provisions in the Norwegian Public Limited Liabilities Act shall apply in case of over subscription.*
8. *The shares will carry the right to dividend from the financial year 2005."*

5.3 Share Capital following the Subsequent Offering

The final number of Shares to be issued in the Subsequent Offering (the "Subsequent Offering Shares") will depend on the number of subscriptions received. The maximum number of Subsequent Offering Shares to be issued is 25,000,000 with a nominal value of NOK 0.25 per share, giving a further increase in the Company's total number of issued shares from 525,864,947 (following the Private Placement) to a maximum of 550,864,947, each with a nominal value of NOK 0.25 per Share. See section 8 "Share Capital and Shareholder Matters" for a further description of the Company's share capital.

The share premium resulting from the Subsequent Offering, less the direct expenses, will be transferred to the Company's share premium fund (see section 5.17).

5.4 Subscription Rights

The Eligible Shareholders will receive one Subscription Right per 3.8727 share owned as of 6 September 2005 in order to allow them to maintain their level of ownership in the Company. The Subscription Rights will be rounded up or down to the nearest whole number of Subscription Rights on the basis of the share holdings of each Eligible Subscriber. One Subscription Right gives the right to subscribe for one Subsequent Offering Share. The number of Subscription Rights per existing Share as of the Record Date has been calculated as the number of shares to be issued in the Private Placement and the maximum number of shares to be issued in the Subsequent Offering divided by the number of ordinary shares prior to the Private Placement who were not invited to participate in the Private Placement.

No fractions of Subsequent Offering Shares will be issued. To the extent that the entitlement of any Eligible Shareholder does not result in a whole number of Subsequent Offering Shares, the number of Subsequent Offering Shares to be allotted to such Eligible Shareholder based on Subscription Rights will be rounded down to the nearest whole number.

The Subscription Rights cannot be transferred and hence not be listed on Oslo Børs during the Subscription Period. The non-transferable Subscription Rights will be transferred to the Eligible Shareholders' VPS-accounts on 23 September 2005. The Subscription Rights is registered in the VPS under ISIN NO 0010285208.

The Company will issue a total of 25 million Subscription Rights. The Subscription Rights may be used to subscribe for the Subsequent Offering Shares. Over-subscription is allowed. After the expiration of the Subscription Period, the Subscription Rights will be of no value. Eligible Shareholders not subscribing for entitled shares will entail no rights after expiration of the Subscription Period.

5.5 Subscription Period

The Subscription Period for the Subsequent Offering will commence on 26 September 2005 and expire at 16:00 hours (CET) on 7 October 2005. The Subscription Period may not be extended.

5.6 The Subscription Price

The Subscription Price in the Subsequent Offering is NOK 2.60 per Subsequent Offering Share, which is equal to the subscription price in the Private Placement.

The subscribers for Subsequent Offering Shares will not incur any costs related to the subscription for, or allotment of, the Subsequent Offering Shares.

5.7 Subscription Procedures

Subscriptions for Subsequent Offering Shares must be made on the Subscription Form attached as appendix 5 hereto. The information on shareholdings and certain other matters relating to the relevant shareholders has already been entered on the Subscription Form.

Accurately completed Subscription Forms must be received by the Manager by 16:00 hours CET on 7 October 2005. Subscription Forms sent by regular mail on 7 October 2005 are likely to arrive after the deadline.

In order to subscribe, the subscriber must satisfy the applicable requirements pursuant to the Money Laundering Act No. 41 of 20 June 2003 and associated regulations. The subscriber is responsible for complying with applicable identification verification requirements, and each subscriber is encouraged to complete any such required procedures as early as possible in the Subscription Period. Insufficient identification may lead to non-allocation of Subsequent Offering Shares.

Neither the Company nor the Manager may be held responsible for delays in the mail system or for non-receipt of Subscription Forms forwarded by facsimile to the Manager.

Properly completed and signed Subscription Forms may be faxed, mailed or delivered to the Manager at the address set out below:

Pareto Securities ASA
Dronning Mauds gate 5
PO Box 1411 Vika
N-0115 Oslo
Facsimile: +47 22 83 43 09
Telephone: +47 22 87 87 00
www.pareto.no

The Board and the Manager may at their full discretion refuse any improperly completed, delivered or executed Subscription Form or any subscription which may be unlawful.

A subscription is irrevocable and may not be withdrawn, cancelled or modified.

5.8 Allotment

Allotment of the Subsequent Offering Shares is expected to take place on or about 11 October 2005. The Board reserves the right to round off, cancel or reduce any subscription which is not covered by Subscription Rights.

The following criterias will be used in the Subsequent Offering:

1. Subscribers in the Subsequent Offering will be allocated shares based on received Subscription Rights.
2. In the event the Subsequent Offering is not fully subscribed based on Subscription Rights, shares shall be allocated among holders of Subscription Rights which have over-subscribed on a pro rata basis.

General information on the number of Subsequent Offering Shares is expected to be published on or about 10 October 2005 in the form of a stock exchange release through the Oslo Børs information system. All subscribers being allotted Subsequent Offering Shares will receive a letter from VPS confirming the number of Subsequent Offering Shares allotted to the subscriber and the corresponding amount to be paid. This letter is expected to be mailed on or about 12 October 2005.

5.9 Payment

Each Subscriber must provide a one-time authorization to debit a specified bank account with a Norwegian bank for the amount (in NOK) payable for the Subsequent Offering Shares allotted to such subscriber by signing the Subscription Form when subscribing for Subsequent Offering Shares. The amount will be debited on or about 14 October 2005. Subscribers not having a Norwegian bank account must ensure that payment for their Subsequent Offering Shares with cleared funds is made on or before 12:00 (Norwegian time) on 14 October 2005 and should contact the Manager in this respect.

If there are insufficient funds on a Subscriber's bank account or it is impossible to debit a bank account for the amount the Subscriber is obligated to pay or payment is not received by the Manager according to other instructions, the allotted Subsequent Offering Shares will be withheld. Interest will in such event accrue at a rate of 9.0% per annum on any late payments.

The Manager reserve the right to make up to three debits in the period up to 21 October 2005 if there are insufficient funds on the account on the debiting date. If payment for the allotted Subsequent Offering Shares is not received when due, the Subsequent Offering Shares will not be delivered to the Subscriber, and the Board reserve the right, at the risk and cost of the Subscriber, to cancel the subscription in respect of the Subsequent Offering Shares for which payment has not been made, or to sell or otherwise dispose of the Subsequent Offering Shares, and hold the Subscriber liable for any loss, cost or expense suffered or incurred in connection therewith. The original Subscriber remains liable for payment of the entire amount due, including interest, costs, charges and expenses accrued, and the Managers may enforce payment of any such amount outstanding.

5.10 Delivery of the Subsequent Offering Shares

All Subscribers subscribing for Subsequent Offering Shares must have a valid VPS account (established or maintained by an investment bank or Norwegian bank that is entitled to operate VPS accounts) to receive

Subsequent Offering Shares. Assuming that payment from all Subscribers are made when due, delivery of the Subsequent Offering Shares is expected to take place on or about 21 October 2005.

5.11 Listing of the Subsequent Offering Shares

The Subsequent Offering Shares will be listed on Oslo Børs. Assuming timely payment by all Subscribers, the Company expects that the Subsequent Offering Shares will be listed on Oslo Børs on or about 24 October 2005.

5.12 Transferability of the Subsequent Offering Shares

A Subscriber will not under any circumstances be entitled to sell or transfer its Subsequent Offering Shares until these shares have been paid in full by such Subscriber.

Furthermore, any Subscriber (having paid for its shares) that sell or transfer its Subsequent Offering Shares before delivery of the Subsequent Offering Shares on the said Subscriber's VPS account, runs the risk that full payment by all Subscribers does not take place in accordance with the procedures set out in section 5.9 above. In such case, the completion of the Subsequent Offering and thereby the delivery of the Subsequent Offering Shares to the Subscriber may be delayed. The Subscriber will then run the risk that the Subscriber is unable to settle the sale or transfer its Subsequent Offering Shares in time.

5.13 Shareholders' rights relating to the Subsequent Offering Shares

The investors being allotted Subsequent Offering Shares in the Subsequent Offering will have full shareholders' rights in respect of their Subsequent Offering Shares once such shares are credited to their VPS account. The Subsequent Offering Shares will rank pari passu in all respects with the Company's other outstanding Shares, including the right to dividends for the year 2005 and thereafter. See Section 8 ("Share Capital and Shareholder Matters") for a further description of the rights and tradability of the Shares.

5.14 Timeliness, Validity, Form and Eligibility of Subscriptions

All questions concerning the timeliness, validity, form and eligibility of any subscription for Subsequent Offering Shares will be determined by the Board, whose determination will be final and binding. The Board, or the Manager upon being authorized by the Board, may in their sole discretion waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as the Board or the Manager may determine, or reject the purported subscription of any Subsequent Offering Shares. Subscription Forms will not be deemed to have been received or accepted until all irregularities have been cured or waived within such time as the Board or the Manager shall determine. Neither the Board, the Company nor the Manager will be under any duty to give notification of any defect or irregularity in connection with the submission of a Subscription Form or assume any liability for failure to give such notification. Further, neither the Board, the Company nor the Manager are liable for any action or failure to act by a financial intermediary through whom any Eligible Shareholder holds his Shares or by the Manager in connection with any subscriptions or purported subscriptions.

5.15 Registration with the Norwegian Central Securities Depository (VPS)

The Company's Shares are registered with VPS under the International Securities Identification Number (ISIN) NO 000 3987901. The Subscription Rights are registered with ISIN number NO 001 0285208.

The registrar for the Shares is DnB NOR ASA, Verdipapirservice.

5.16 The Manager

Pareto Securities ASA, Dronning Maudsgate 3, P.O.Box 1411 Vika, 0115 Oslo, Norway, has been retained as Manager for the Private Placement and Subsequent Offering.

5.17 Costs and Expenses

The costs and expenses in connection with the Private Placement and the Subsequent Offering, including the preparation and publication of this Offering Circular, will be covered by the Company, and are estimated to be as follows:

Name	Amount (NOK 1,000)
Pareto Securities ASA, Oslo, Norway, Manager for the Private Placement and Subsequent Offering	16,250
Kvale & Co. Advokatfirma, Oslo, Norway, Norwegian legal counsel to the Company....................	500
Akin Gump Strauss Hauer & Field LLP, US legal councel to the Manager....................................	350
Miscellaneous (incl. printing of Offering Circular, VPS, Oslo Børs etc.)	500
Total..	**17,600**

The Managers' fee is based on a percentage of the total proceeds from the Private Placement and the Subsequent Offering.

The fees of the legal counsel have been based on hourly rates and the amounts above represent current estimates.

The proceeds from the Private Placement and the Subsequent Offering will be credited the Company's share premium fund.

As part of the engagement letter entered into between the Manager and Rocksource, Rocksource has agreed to indemnify the Manager against any claims, losses and liabilities the Manager suffer as a result of the engagement as manager for the Private Placement and the Subsequent Offering (as applicable), unless, and then to the extent, such claims, losses and liabilities are suffered as a result of the indemnified parties' fraud, willful misconduct or gross negligence.

5.18 Information incorporated by Reference

All documents referred to in this Offering Circular may be obtained by written request to the Company at the following address:

Rocksource ASA
Stranden 57
0250 Oslo
Tel : +47 22 83 28 86
Fax: +47 22 01 91 01
www.rocksource.com

6 Presentation of Rocksource

6.1 Overview

Rocksource is a technology- and knowledge-driven E&P company that utilizes Norwegian expertise in petroleum driven research.

The Company is a Norwegian Public Limited Company ("Allmennaksjeselskap") registered in the Norwegian Registry of Business Enterprises under organization number NO 940376645. The Company's registered address is Stranden 57, 0250 Oslo, Norway.

6.2 History

Rocksource was created through the acquisition by merger of Amergy AS by Ecuanor ASA in September 2004. The merger became effective ultimo November 2004 after expiry of a creditor notice period. Below is an overview of the Company's history since the merger:

September 2004: Amergy merges with Ecuanor ASA and becomes a resource company with both petroleum activities and mining. The Company is named Ecuanor ASA.

14 April 2005: Ecuanor ASA acquires a 35% working interest in producing oil and gas fields, in Polk and San Jacinto Counties, Texas, from a privately owned oil and gas company that will continue as operator of the properties.

31 May 2005: Ecuanor ASA acquires remaining 80% of Rocksource Geotech AS and changes name to Rocksource ASA.

1 June 2005: Martin Bekkeheien (former EVP Statoil ASA) becomes new CEO of the Company.

2 June 2005: Rocksource ASA joins forces with Statoil ASA in a joint industry project for developing software solutions to handle electromagnetic "EM" data for hydrocarbon detection. The software company Interaction AS will be responsible for developing the software platform.

9 June 2005: Rocksource signs an agreement with InSeis on co-operation where Rocksource will deliver survey design, processing and integrated analysis of EM data.

22 June 2005: Rocksource targets offshore Columbia and positions the Company for exploration and production licenses on the Columbian continental shelf on the Caribbean and Pacific coast, by participating in a larger collection of seismic data together with the seismic company InSeis.

16 August 2005: Rocksource accepts an offer from DNO to participate with 10% in block 211/22b - the Jaguar prospect - on UKCS. The completion of this deal is contingent upon approval by relevant UK authorities. In addition, Rocksource joined a consortium that has applied for E&P licenses for offshore Ghana.

6.3 The Company's vision, objective and strategy

6.3.1 Vision

The vision of Rocksource is to create an advanced oil exploration & production (E&P) company through the application of state-of-the-art technology. Rocksource intends to utilize advanced technology to produce a market edge and as leverage for creating partner deals with small- and medium sized E&P businesses that are not well positioned to utilize this new technology by their own expertise.

6.3.2 Strategy

The Company has defined the following three areas as strategic success factors: cutting-edge technology, market access and capital access.


Focus on core business
Geo-knowledge
Project financing
Modeling skills
Lock-in agreement
Researchers
Cutting-Edge Technology
Capital
Cash flow from US-production
EM-technology
Knowledge Based E&P Company
Risk reduction
OSE-listing
Time to market
Market Access
E&P Partners
Management network
Deal flow
Seismic partners
Houston office
Goal
Success factors
Key Drivers

The three strategic success factors are described in more detail below.

6.3.2.1 Cutting-edge technology

The Company believes it's competitive advantages lie in its technology and expertise relating to geophysical and geological data analysis. The recruitment of highly skilled specialists and a close collaboration with research environments enable the Company to rapidly apply and capitalize on new knowledge. The access to knowledge and time-to-market are value drivers.

6.3.2.2 Market access

Rocksource will actively seek joint ventures with partners that can provide access to exploration and production rights. The joint venture model includes geological mapping in partnership with seismology companies, participation as licensees in license groups that have fields in production where our technology and expertise can contribute to increased production and value creation, and participation in partnerships with the aim of obtaining new exploration and production licenses. Networks and management resources are key value drivers.

6.3.2.3 Capital

In addition to knowledge and technology, Rocksource will invest venture capital in exploration and production projects. Increasing the Company's capital is therefore a necessary component of its overall strategy. The Company has recurring revenue from onshore producing fields in the USA and from its sale of success-fee based technology services to its business partners/own E&P assets. The Company will consider various financing models for each specific project.

6.4 Overview of the Company's operation

The Company is currently engaged in three business areas, whereof the two major business areas are oil & gas exploration and production and geo-technical services to the Company's own E&P assets. In addition, the Company is engaged in mineral exploration and mining through the former business area of Ecuanor ASA.

All three business areas are discussed in more detail below.

6.4.1 Oil & gas exploration and production

Amergy acquired on 29 July 2004 100% of the privately held Houston-based company Rocksource Energy through a stock exchange agreement whereby Amergy issued 1,500,000 shares in Amergy to the shareholders of Rocksource Energy. Rocksource Energy was established in 1996 and the founders have substantial experience in the operation of exploration and production properties within the US oil and gas industry. Through Rocksource Energy, the Company has access to a substantial industry network that the Company anticipates will provide it with increased deal flow. Rocksource Energy holds a portfolio of exploration prospects and approximately 30,000 acres of undeveloped oil and gas leases in Texas, Wyoming, Mississippi and Utah (see map below).

The Company has production of oil and gas onshore US through a purchase of a 35% working interest in the New Ace field. In addition to the existing production, the leased prospect portfolio has an estimated net recoverable reserve potential of approximately 5.8 billion cubic feet of gas and 5.9 million barrels of oil.

The Company is also analyzing exploration possibilities to explore oil and gas in Columbia in addition to entering the UK continental Shelf together with DNO through a 10% working interest in the Jaguar prospect. In addition, Rocksource joined a consortium that has applied for E&P licenses for offshore Ghana.

Portfolio overview of oil and gas leases



Owl Creek Prospect
Utah Prospects
Shockaloo Creek Prospect
New Ace Field
Carrizo Sand Trend Prospect
Carlisle Prospect

Current exploration portfolio:

Leased projects	Interest (%)	Oil (1,000 bl)	Gas (Mmcf)
Carrizo (Texas)	100.0%	219	-
Shockaloo Creek, Shallow (Mississippi)	100.0%	2,181	-
Shockaloo Creek, Smackover (Mississippi)	100.0%	1,876	-
Owl Creek (Wyoming)	12.3%	27	5,593
W. Thompson (Utah)	10.0%	441	-
Crescent Junction (Utah)	7.5%	242	33
Thompson Pass (Utah)	7.5%	242	33
Horse Mesa (Utah)	7.5%	130	13
Christmas Ridge (Utah)	7.5%	523	52
Escondido (Texas)	1.4%	-	105
Potential net reserves		**5,881**	**5,829**

Many of Rocksource Energy's oil & gas leases have been acquired from the US Bureau of Land Management or State of Utah governmental leasing agencies. All have an initial term of ten years with a provision that oil & gas production on the lease will extend the term to cessation of production.

The earliest expiration date, in the absence of production, is July 2007. The majority have expiration dates ranging from 2009 to 2014.

Rocksource Energy acquired on 21 July 2004 additional leases covering 2,863 acres on the Carrizo Project. The leases have a ten-year primary lease term.

6.4.1.1 Producing Assets

New Ace (Texas)

In April of 2005, Rocksource purchased a 35% working interest in New Ace Field in Polk and San Jacinto Counties, Texas. The purchase of the interest in the field added a key production base to the Company and provides numerous redevelopments, exploitation and exploration opportunities. The purchase also provided access to 43 square miles (111.4 square kilometres) of state of the art 3-D seismic data which covers the field and surrounding open acreage where several exploration opportunities have already been identified. The field has 31 producing horizons in the Wilcox (Eocene) section which are encountered in 20 wells. A re-evaluation of the field based on seismic interpretation, reservoir modelling and dynamic simulation is already underway. This work will highlight areas of bypassed hydrocarbons and provide opportunities for well recompilations, infill drilling and near field exploration. This work will be a key part of the Companies focus for the next year.

Rocksource currently estimates the net reserves in the field to be approximately 340,000 bl. of oil equivalents. Based on the Bank of Texas pricing, these reserves are projected to give total future revenues to Rocksource of approximately USD 13 million. The management of Rocksource is of the opinion that the reservoir modelling programme will increase these net reserves and coupled with 3D seismic based, near field exploration, within the 43 sq mile survey area, will lead to increased value.

6.4.1.2 Prospects

Cactus Rose, Grand County, Utah

The Cactus Rose area lies northeast of Moab, Utah. The Project contains a number of prospects and each prospect has multiple horizons ranging in age from Jurassic to Permian for potential hydrocarbons accumulation. There currently is oil production about two miles northwest of the Company's leases.

These prospects were defined by the acquisition and reprocessing of key seismic data in order to establish critical trapping along the axis of the northwest plunging breached Salt Valley anticlinal structural complex.

Under the terms of the Participation Agreement, MSC successor operator to Solaris paid 100% of the cost through the tanks on the first two wells on the Crescent Junction Prospect to earn 85% working interest.

MSC exercised its option to drill an exploration well on another prospect in the Cactus Rose area and will pay 100% of Rocksource's cost through the tanks. Federal lease stipulations prohibit drilling in the area between November 1 and April 1. The area covers four primary prospects, Crescent Junction, Thompson Pass, Christmas Ridge and Horse Mesa that have been identified with proprietary seismic data and geologic information each with multiple prospective reservoir zones. However, in order to be conservative in its analysis, the Company has limited its economic evaluation to the Navajo formation on each prospect. The Navajo has the potential for 1.1 million barrels of oil and 131 million cubic feet of natural gas net to the Company's 7.5% interest. The shallower Moab Tongue, Morrison, and Dakota formations and the deeper Wingate and White Rim formations all have the potential for significant reserves of oil and gas.

Rocksources' 7.5% working interest in the Cactus Rose area has estimated net reserve potential to the Company of 1.1 million barrels of oil and 131 million cubic feet of gas.

West Thompson Prospect Area, Grand County, Utah

Tidewater Oil and Gas Company LLC has proposed several 6,500-foot tests on several anomalies on its 13,000-acre leasehold in the West Thompson Prospect Area. Rocksource with Tidewater has an ownership interest on approximately 3,840 acres in this large acreage block, which lies immediately east of its holdings in the Cactus Rose Area.

Shockaloo Creek

Rocksource owns 100% working interest in oil and gas leases covering approximately 5,700 acres on the Shockaloo Creek Prospects located on the Northeast limits of the Central Mississippi Salt Basin along the Pickens-Gilbertown-Pollard Graben fault complex. There are two prospects on the acreage block and each prospect is based on sub-surface geology, and 2-D seismic data.

Owl Creek Thrust Trend, Wind River Basin, Fremont County, Wyoming

Rocksource owns an interest in an oil and gas lease covering 157 gross acres on the Owl Creek over thrust trend. Stone Energy, Operator of the lease, owns 75% interest.

The Owl Creek thrust trend is an emerging gas play. The combination of regional and local structure with the Lance Formation depocenter results in huge multi-pay reserve potential. Advances in drilling technologies have reduced well costs. The current state of 3-D seismic technology has led to exploratory successes in this structural and stratigraphically complex area.

Stone recently completed evaluation of a proprietary 70 square mile 3-D seismic program covering the Gates Butte Unit and other leasehold in the area. Stone plans to drill a 16,000 foot well approximately 4,000 feet east of Rocksource's lease. If this well is successful, Stone may propose drilling a well that includes Rocksource's leasehold.

Carrizo Sand Trend, Houston County, Texas

This prospective area is on trend with the Laura LaVelle, South producing oil field. Cumulative production to-date from the field Carrizo-Wilcox (Eocene Age) sands is over 4.3 million barrels of oil at depths between 1,500 and 1,700 feet. Individual wells in the field have produced over 50,000 barrels of oil from this shallow depth.

Rocksource has gathered considerable data and studied the reservoir and geology of this analogue field and determined that the trapping mechanism for the field is shallow down to the north localized faulting against the regional southerly dip, traps hydrocarbons migrating out of the basin to the south.

After projecting this concept along strike with the field and after a review of seismic data available in the area, Rocksource has selected an area it believes prospective for the accumulation of hydrocarbons based on the assumption that this critical faulting may be present for similar trapping to occur. Based on these assumptions, Rocksource competed for and acquired 100% interest in oil and gas leases covering 2,863 acres on this Carrizo Sand in the Prospect Area. Although the field has produced over 4.3 million barrels of oil, Rocksource Energy is being conservative in its analysis of the potential of the area and is only projecting on its acreage 256,000 barrels of net recoverable oil to Rocksource from six producing wells. In addition to the shallow oil potential, several deeper formations in the area have also produced oil and gas and may be prospective in our area of interest.

To reduce risk and enhance the chance of success and before making decision to drill a well, additional geological and geophysical work is planned on this potentially highly promising project where significant shallow reserves could be developed at a very modest finding cost. Estimated cost for the additional data is USD 90,000.

6.4.2 Core Competencies

The core competence of the geo-technological services in the Company is the state-of-the-art electromagnetic imaging and reservoir modelling/simulation capacity and analysis skills represented by CTO Jonny Hesthammer (structural geology, seismic and electromagnetic analyses) and Chief Geologist John A. Howell (sequence stratigraphy, reservoir modelling and simulation). The knowledge represented by Hesthammer and Howell, together with the knowledge network they have access to, is a crucial factor for success related to the methods described briefly below.

Electromagnetic energy can provide important information about natural resource targets. Effectiveness of the electromagnetic exploration methods strongly depends on a resistivity contrast between the target geological body and the surrounding rocks. In general, electromagnetic energy is transmitted into the subsurface using electric dipole –galvanic, or magnetic dipole –inductive sources. The response is recorded using receiver dipoles and/or induction tools. Early attempts to use electromagnetic energy in the mining and petroleum industries were seriously affected by limitations related to the quality of the acquisition equipment and insufficient computer capacity for necessary modelling of the results. New advances in instrumentation, digital technology and developments in multidimensional numerical modelling have led to improved electromagnetic data acquisition and interpretation techniques as well as brought these methods within the range of their theoretical resolving capability. The use of electromagnetic energy for hydrocarbon exploration (e.g. www.emgs.no) has recently been proved successful in several cases (offshore Norway and West Africa) and thus caused a change in established work processes among large oil and gas companies.

Reservoir modelling and simulation is based on a fundamental understanding of how rocks are deposited (sequence stratigraphy) and deformed (structural geology). By combining this knowledge with available seismic data and well data, it is possible to build digital models that accurately describe the geometry and properties of subsurface reservoirs. This allows for a sound delineation of the limits of potential reservoir rocks. Furthermore, fluid flow through the models can be numerically simulated in order to establish the best drainage strategy for hydrocarbons contained in the reservoirs. This approach has advanced rapidly (in the past few years) due to significant advances in computing power and software development (e.g. www.roxar.com) and is documented to enhance recovery of oil and gas. The methods are well documented as a means to enhance oil and gas recovery in large companies and are expanding into the smaller ones. Rocksource aims to be at the forefront of further the application of the technology. .In addition, the modelling approach has significant potential for use in the mining industry related to understanding the distribution of coal seams.

The Company will be involved in

- use of electromagnetic energy for identification of hydrocarbons and metal detection, and
- reservoir modelling and simulation for increased oil recovery.

Use of electromagnetic energy for hydrocarbon and metal/mineral detection

Electromagnetic technology has significant potential for use both in the petroleum industry and the mining industry. Within the petroleum industry, the increased focus represented by companies such as emgs, Ohm and Schlumberger will lead to rapid improvements of acquisition and processing tools. The developed technology will have applications related to petroleum and mining exploration and production. The needed prerequisite for the technology is the existence of a resistivity contrast associated with the resources and surrounding rocks. This commonly exists and is the reason why electromagnetic technology historically has played a role in mineral exploration. Resolution is highly important and has so far been a limiting factor.

Reservoir modelling and seismic interpretation

The Company believes that seismic and electromagnetic data will be particularly useful in connection with reservoir modelling to increase ultimate recoveries. During the past several years, there has been significant development related to digital manipulation and interpretation of seismic data. This includes focus on end-user processing capabilities, seismic surface and volume attributes, AVO-analyses, 3D visualisation, rock/fluid physics and more. Similar developments have taken place in relation to reservoir modelling and simulation. In addition, modern software now allows for a close integration of seismic data with well data, production data and reservoir modelling/simulation data. Combined with state-of-the-art expertise in sequence stratigraphy and structural geology it is possible to integrate the different data types and obtain a better understanding of fluid characteristics and the distribution of hydrocarbons in the subsurface. Such knowledge is of particular importance in stratigraphic and structural complex reservoirs which the Company will be involved with as this knowledge forms the basis for increasing oil recovery. Since the Company will be focusing on deals with 3D seismic evaluations, prospects should be ready-to-drill in order to avoid the very time and cost-consuming development phase of lease and data acquisition, interpretation and evaluation. The Company will use modern advanced interpretation techniques to extract information about the rock and fluid properties.

Rocksource Geotech

Rocksource Geotech is a competence and technology company that delivers technology solutions to Rocksource ASA and its business partners. The Company has established close research-relations to the university-based CIPR which is the Norwegian centre of excellence in enhanced oil recovery. Through this collaboration, Rocksource Geotech will draw on expertise available within CIPR. CIPR is, through a Rocksource-sponsored project, currently developing state-of-the art technologies related to the use of electromagnetic data for increased oil recovery which will complement the existing tools already contained in the Bergen-office.

Rocksource Geotech and DNO ASA have entered into a research & development agreement for the development of the electromagnetic technology in which DNO ASA will supply electro magnetic data from its operations.

6.4.3 Mineral Exploration and Mining

The Company has four concessions in the southern part of Ecuador Los Sàntos I and Los Santos II, Cañicapa and Celen. All four concessions are located in the Southern part of Ecuador.

Below is an overview of these concessions:

Concession	Size (hectares)	Expiry of concession	Status	Possible reserves (oz)
Los Santos I	1,290	November 2031	Co-operation negotiations	Grassroot
Los Santos II	2,215	November 2031	Co-operation negotiations	3 million
Cañicapa	3,400	October 2031	Agreement with IMC, renewed to April 2006	5 million
Celen	500	October 2031	Agreement with IMC, renewed to April 2006	

Cañicapa

Rocksource (former Ecuanor) entered into an agreement with International Mining Corporation ("IMC") in 2002 under which IMC has the full responsibility to fund and develop the concession. IMC pays annual instalments to Rocksource commencing April 2003 of USD 10,000 for the period that IMC retains an interest in the property and shall pay USD 500,000 to Rocksource 30 days after the start of commercial production. In addition, Rocksource retain a 2.5% royalty in respect of commercial production from the property. IMC has a one time right to purchase the royalty from Rocksource for USD 5,000,000 for a period of 120 days from the start of the commercial production.

IMC was notified by IAMGOLD (the operator of the property) in July 2004 that it intended to finalize the co-operation with IMC. IMC has now the sole responsibility to develop Cañicapa. IMC is presently analyzing the data from the latest explorations in order to determine the progress of further work in Cañicapa. In April 2005, IMC renewed its agreement with Rocksource up to April 2006.

Los Santos

Rocksource has retained the concessions Los Santos I and Los Santos II as strategic investments. Los Santos is the neighbouring concession to Los Cangrejos where Newmont Minerals had their best results during their exploration period from 1994 to 2001.

Rocksource is currently working on establishing a co-operation with the concession holders in Los Cangrejos.

7 Organization, Board and management

7.1 Organization

The Company is the parent company in the Rocksource Group. The Company wholly owns three subsidiaries as shown in the chart below.

The chart below summarizes the legal Company structure:



Rocksource ASA
(Norway)
Chairman: Arve Johnsen
CEO: Martin Bekkeheien
Deputy CEO: Jan Sjølie
CFO: Tommy Sundt
CTO: Johnny Hesthammer
Oil and Gas
Technology
Minerals and Metals
100%
100%
100%
Rocksource Energy Corporation
(Texas, USA)
Rocksource Geotech AS
(Norway)
Mesaloma SA
(Ecuador)

7.2 Management agreement

The Company is managed pursuant to a management agreement with Dag Dvergsten AS entered into on 20 August 2004. Dag Dvergsten AS is owned 100% by one of the founders of Amergy, Mr. Dag Dvergsten. The main elements of the management agreement between Rocksource and Dag Dvergsten AS are as follows:

Dag Dvergsten AS shall provide the Company with general management services (hereunder manning the posts of CEO, CFO and Chief Investor Relations Officer), conduct running administrative work, handle the contracts of the Company, aid in obtaining financial assistance and handle the investor relations on behalf of the Company.

The agreement is exclusive (no other service provider may be used) and runs until 1 December 2008. The agreement is then renewed for another 2-year period unless replaced by a re-negotiated agreement.

The consideration for the management services is NOK 425,000 (excl. VAT) per month, adjusted for changes in the official price index. In the event the Company carries out a share capital increase, the monthly consideration shall be adjusted by 1.75% annually of the share capital increase.

The agreement has been approved by the general meeting pursuant to section 3-8 of the Public Limited Companies Act and has been entered into on commercial terms.

7.3 Description of the Board and Management

The following table sets forth information with respect to members of the Board and the senior officers in the Company.

Name	Age	Position	Shares
Board			
Arve Johnsen [1]	71	Chairman of the Board	21,392,758
Dag Dvergsten [2]	45	Board member	35,221,411
Berge Gerdt Larsen [3]	52	Board member	66,569,014
Mimi K. Berdal	46	Vice chairman	0
Anne-Grete Ellingsen	52	Board member	60,300
Management			
Martin Bekkeheien	62	Chief Executive Officer	8,850,000
Jan Sjølie	47	Deputy Chief Executive Officer	9,683,054
Jonny Hesthammer	40	Chief Technical Officer	21,200,519
Tommy Sundt [4]	32	Chief Financial Officer	2,510,569
Thomas Collins	69	CEO Rocksource Energy Corporation	16,474,504
G. J. Wilson jr.	73	Vice President Rocksource Energy Corporation	1,034,133

1. Including 192,308 shares subscribed in the Private Placement and shares held by Arve Johnsen AS (a company controlled by Arve Johnsen).
2. Including holdings in Hassehaugen AS, a company controlled by Dag Dvergsten and shares owned by Dag Dvergsten AS.
3. Shares held through DNO ASA, which includes 15,105,566 shares subscribed in the Private Placement.
4. Shares owned through Tomsun Invest AS.

7.3.1 Board of Directors

The Board holds the ultimate responsibility for the Company. The Board also approves the strategic plans and adopts the Company budget. The Company finds that the composition of the Board is in accordance with the Norwegian recommendation regarding Corporate Governance as discussed in the Oslo Stock Exchange circular no 5/2002. The fees to the Board is determined by the ordinary general meeting of shareholders in the Company. The Chairman of the board received NOK 50,000, the vice chairman NOK 40,000 and each board member received NOK 30,000 for their services in 2004.

The Board of the Company consist of the following persons:

Arve Johnsen (71), Chairman. Mr. Johnsen was the first CEO of the Norwegian oil company Statoil. Prior to his engagement in Statoil, he held several positions at Norsk Hydro, which is a Fortune 500 energy and aluminium supplier. He was also a deputy secretary of state prior to being appointed CEO of Statoil. Mr. Johnsen is currently a professional board member on several companies, including NORFUND. Mr. Johnsen holds a Law degree from the University of Oslo, Norway and a Master in Business Administration from the Norwegian School of Economics and Business Administration (NHH). Mr. Johnsen is a Norwegian citizen and resides in Asker, Norway.

Dag Dvergsten (45), Board member. Mr. Dvergsten is one of the founders of Amergy. He is also the President and sole owner of Dag Dvergsten AS, a privately held project development and consulting company specialising in strategy and entrepreneurial activities within the energy technology, maritime and life sciences industries. Prior to establishing his own company in 1994, Mr. Dvergsten held several positions within Fred Olsen & CO., a Norwegian shipping conglomerate, including Board Secretary (Fred Olsen Offshore), Project Manager (Fred Olsen Cruises), Controller (Fred Olsen Liner Division) and later General Manager in Fred Olsen North Sea Line. Mr. Dvergsten was also a director in Consignataria Fred Olsen SA in Canary Islands (Spain). Mr. Dvergsten has served, and he is currently serving on several corporate and civic organisation boards. Mr. Dvergsten holds a Master in Business Administration from the Norwegian School of Economics and Business Administration (NHH) and is also educated as a submarine officer at the Norwegian Naval Academy. Mr. Dvergsten is a Norwegian citizen and he resides in Oslo, Norway.

Berge Gerdt Larsen (52), Board member. Mr. Larsen is currently the executive chairman of DNO ASA He has 25 years worldwide oil industry experience in drilling, floating production and oil field services. Mr. Larsen has previously held the position as president of DNO, managing director of Larsen Oil & Gas AS/Increased Oil Recovery AS and president and chief executive officer of Odfjell Drilling and Consulting Company AS. Mr. Larsen has also served at the boards of the Norwegian Rig Owner Association, Bergen Ship Owner Association and Oil Industry Association. Mr. Larsen holds a BSc in Chemical Engineering from the University of Newcastle upon Tyne (UK) and Master in Business Administration from the University of Texas at Austin, Texas (USA). Mr. Larsen is a Norwegian citizen and resides in Aberdeen, Scotland.

Mimi K. Berdal (46), Board member. Ms. Berdal is a partner in the lawyer firm Arntzen de Besche advokatfirma AS in Oslo, Norway where she has been employed since 1991. She has extensive experience within the areas of company law and transactions, oil and gas, IT and TCM, construction law and process and arbitration. She has previously also been an advisor for Total Norge AS where she has assisted several players within the oil and gas industry. Ms. Berdal holds a law degree from the University of Oslo in 1987. She is also participating on the boards of several Norwegian companies including Itera Consulting Group ASA, CPC Scandinavia AS, Adobe Systems Norge AS, Øvrevoll Gallopp AS and Stabæk Fotballklubb. She is also a member of the committee of law practise licences and a member of the Norwegian bar association. Ms. Berdal is a Norwegian citizen and resides in Oslo, Norway.

Anne-Grete Ellingsen (52), Board member. Ms. Ellingsen is currently the senior partner and shareholder of Senioragency AS. She has previous held the position as the managing director of HSH, division director of sale and purchase in A/S Vinmonopolet in addition to various secretary general positions with Statoil and the Ministry of Oil and Petroleum in Norway. She has more than 15 years experience as a board member of privately owned foundations and stock exchange listed companies. She holds a Msc. in economics from the college in Rogaland County in addition to being specialized in leadership and organizational development from AFF (Norwegian School of Economics and Business Administration). Ms. Ellingsen is a Norwegian citizen and resides in Oslo, Norway.

7.3.2 Management

The management of the Company will be conducted by Dag Dvergsten AS according to the management agreement of 20 August 2004 (see description under section 7.2 above).

The management of the Company consist of the following persons:

Martin Bekkeheien (62), Chief Executive Officer. Mr. Bekkeheien has 30 years of experience from the petroleum industry. He has held several positions at Statoil ASA covering most aspects of the E&P value chain. Mr. Bekkeheien's positions at Statoil include: Senior Vice President, head of corporate strategy development, President of E&P and member of the executive committee. In addition to his 29 years in Statoil, Mr. Bekkeheien has six years of experience from the IT industry. Mr. Bekkeheien holds a Masters degree in Mechanical Engineering/Industrial Economics from the Norwegian University of Science and Technology (NTNU). Mr. Bekkeheien is a Norwegian citizen and resides in Oslo, Norway.

Jan Sjølie (47), Deputy Chief Executive Officer. Mr. Sjølie has been working with Corporate Finance issues and Investor Relations in Amergy. Mr. Sjølie is also the Vice President of Dag Dvergsten AS. Prior to joining Dag Dvergsten AS, Sjølie was a partner in Strategy House, a management consultant company in Norway. Mr. Sjølie has previously held various positions within the finance and brokerage sectors including a position within structured finance and asset management at Skandinaviska Enskilda Banken AB (SEB), partner and head of Corporate Finance at Platou Securities, Head of Shipping & Offshore Corporate Finance at DnB Markets and Head of Shipping Department II, Bergen Bank (DnB). Mr. Sjølie was also a member of the strategy committee at Fokus Bank. Mr. Sjølie holds a Master in Business Administration from the Norwegian School of Economics and Business Administration (NHH) and he is currently finishing law studies at the University of Oslo. Mr. Sjølie is a Norwegian citizen and resides in Bærum, Norway.

Jonny Hesthammer (40), Chief Technical Officer. Hesthammer holds a Ph.D. in Structural Geology and Seismic Interpretation from the University of Bergen (1999) and he is a professor at the University of Bergen. In the period from 1992-2002, he worked for Statoil in Norway, where he was involved in the development of several North Sea oil and gas fields. His key focus during this period was on the integration of seismic interpretation and structural analyses. He has participated in the planning and drilling of more than 40 wells on the Gullfaks Field, which is one of the most structurally complex fields in the North Sea. Parallel to his job at the university, Hesthammer has worked part-time for ElectroMagnetic GeoServices AS, a company pioneering the use of electromagnetic data for hydrocarbon detection in offshore settings. In addition to his work at the Department of Earth Sciences, Hesthammer has a close relationship with the Centre for Integrated

Petroleum Research, the Norwegian national centre of excellence in petroleum. His research activities concentrate on integrating the disciplines of seismic interpretation, geology and electromagnetic data for the exploration for and production of natural resources. He also researches issues related to understanding fluid flow in deformed reservoirs and ways to implement this knowledge in reservoir models. Hesthammer has contributed more than 40 international publications and given numerous talks to the scientific community at international conferences. He has extensive field experience from both British Columbia and Utah. Hesthammer has received several awards for his work, including the Distinguished Lecturer Award (European Association of Geoscientists and Engineers 1997), the Reusch Medal (The Norwegian Geological Society 1999) and Best Paper Award (The Leading Edge 1999). Hesthammer is a Norwegian citizen and resides in Bergen, Norway.

Tommy Sundt (32), Chief Financial Officer. In addition to his position as CFO of Rocksource, Mr. Sundt is a vice president of Dag Dvergsten AS. Prior to joining Dag Dvergsten AS, he was a financial analyst and portfolio manager in an investment company focusing primarily on equity and real estate investments. Mr. Sundt is also a former auditor at the Oslo office of Deloitte & Touche. Mr. Sundt holds a Master of Science in Business from the Norwegian School of Economics and Business Administration (NHH). Mr. Sundt is a Norwegian citizen and resides in Oslo, Norway.

Thomas A Collins (69), Chief Executive Officer Rocksource Energy Corporation. Mr. Collins is the former President and CEO of Maersk Energy Inc., a company operating oil and gas properties in Texas, Louisiana, and California. He is also a former VP of Amerada Hess Corporation, a U.S. offshore and frontier Exploration and Production company. Prior to joining Amerada, Mr. Collins was an Executive at Placid Oil, an offshore gas field development company. In addition, Mr. Collins is the former Chairman of the Gulf of Mexico Offshore and The Netherlands Operators Commission. Mr. Collins is an US citizen and resides in Houston, Texas, United States.

G.J. Wilson Jr. (73), Vice President of Exploration and Production, Rocksource Energy Corporation. Mr. Wilson is the former president & CEO of Amicus Energy Inc. Prior to working for Amicus, he was an executive vice president of SCANA Petroleum Resources, a subsidiary of a South Carolina-based gas and electricity company. Mr. Wilson has also been the president and CEO of Wacker Oil Inc. and vice president of Union Texas Petroleum, a U.S. exploration and production company. Mr. Wilson is a U.S. citizen and resides in Houston, Texas, United States.

7.4 Bonus and Incentive Programs

The Company have currently no bonus or incentive programs. In accordance with an employee agreement, Thomas A Collins receives royalty compensation from prospect areas according to a specific list attached to the agreement.

8 Share Capital and Shareholder Matters

8.1 Share Capital

The registered share capital of Rocksource prior to the Private Placement and the Subsequent Offering is NOK 106,466,236.75, consisting of 425,864,947 Shares fully paid, with a par value of NOK 0.25 per Share. The Shares are equal in all respects, and each Share carries one vote at the Company's general meeting. After registration of 100,000,000 shares to be issued in connection with the Private Placement, the Company's share capital will increase to NOK 131,466,236.75 consisting of 525,864,947 shares.

8.2 Outstanding Authorisations

The Board have an authorisation to issue shares in connection with the Private Placement in addition to the shares to be issued in the Subsequent Offering. The Board have no other power of attorneys to issue shares or other securities than the authorization described below.

8.2.1 Authorisation to issue New Shares

On 21 September 2005 the shareholders meeting of Rocksource passed resolutions to (i) increase the share capital of the Company from NOK 106,466,236.75 to NOK 137,716,236.75 by issuing the 100,000,000 New Shares in the Private Placement and to (ii) issue up to 25,000,000 Subsequent Offering Shares in the Subsequent Offering. The resolutions were passed in accordance with the rules of the Public Limited Companies Act. The resolutions are included in sections 4.2 and 5.3 in this Offering Circular.

The New Shares and the Subsequent Offering Shares will be issued subsequent to payment of the subscription price and the registration of the share capital increase in the Norwegian Register of Business Enterprises. According to the Public Limited Companies Act, shares are considered issued at the time of registration of the share capital increase in the Norwegian Register of Business Enterprises. It is expected that the New Shares will be distributed and listed on or about 28 September 2005, while the Subsequent Offering Shares will be distributed and listed on or about 24 October 2005.

The New Shares and the Subsequent Offering Shares will carry the same rights as other shares in the Company.

The New Shares and the Subsequent Offering Shares will carry full shareholders rights as soon as the increase in the share capital is registered in the Norwegian Register of Business Enterprises and will be entitled to dividends for the 2005 accounting year in line with the other shares of the Company.

8.3 Historical Development in Share Capital and Number of Shares

The table below shows the historical development of share capital and the number of outstanding Shares in Rocksource since the formation through the merger between Amergy and Ecuanor:

Year	Type of change in share capital	Change in share capital (NOK)	Per value per Share (NOK)	Total share capital (NOK)	Total number of issued Shares
Nov 04	Merger	74,060,236.75	0.25	74,060,236.75	296,240,947
June 05	Private Placement	7,406,000.00	0.25	81,466,236.75	325,864,947
Aug 05	Acq. of R. Geotech	25,000,000.00	0.25	106,466,236.75	425,864,947
Sept 05	Private Placement 1)	25,000,000.00	0.25	131,466,236.75	525,864,947
Oct 05	Subsequent Offering 2)	6,250,000.00	0.25	137,716,236.75	550,864,947

1) The Private Placement as described in this Offering Circular. These shares are pending registration and have as a consequence not yet been issued.

2) This Subsequent Offering as described in this Offering Circular, assuming full subscription.

8.4 Share Price Development

Since 9 June 2005, the Shares have been listed on the Oslo Børs and traded under the ticker-code "RGT". The share price performance is shown in the figure below. There is no public trading market for the Shares outside Norway. The graph below shows the traded price and volumes of the Rocksource share at Oslo Børs for the last three years:



150
100
50
0
4
3
2
1
0
04
05

Source: Oslo Børs ASA

8.5 Ownership Structure

As of 22 September 2005, Rocksource had a total of 1,867 shareholders, of which 1,769 were Norwegian and 98 were foreign shareholders.

The table below shows the 20 largest shareholders in the Company on 22 September 2005 (prior to the Private Placement):

	Shareholder	Number of shares	%
1	DNO ASA	51,463,448	12.1%
2	Dexia Banque International Lux	40,774,317	9.6%
3	Dag Dvergsten AS	32,153,421	7.6%
4	Stiftelsen Universitetsforskning Bergen	29,500,000	6.9%
5	Jonny Hesthammer AS	21,200,519	5.0%
5	Balanced Rock AS	21,200,519	5.0%
7	Thomas A. Collins	16,474,504	3.9%
8	Skeie Group AS	16,117,736	3.8%
9	Fid.funds-eur. SM. Brown Brothers Harriman	12,508,400	2.9%
10	Arve Johnsen	12,350,450	2.9%
11	Jan Sjølie	9,683,054	2.2%
12	The C.R. Bearden Fam. Lim. Partnership	9,299,966	2.2%
13	Martin Bekkeheien	8,850,000	2.1%
14	Arve Johnsen AS	8,850,000	2.1%
15	Famhold AS	5,220,398	1.2%
16	Skandinaviska Enskilda Banken	4,865,000	1.1%
17	Goldman Sachs International Equity Nontreaty custody	4,660,000	1.1%
18	Fidelity funds-Nordic Fund/Sicav	3,963,800	0.9%
19	Mikhail Boulaenko ef	3,500,000	0.8%
20	Hasselhaugen AS	3,067,990	0.7%
	Total 20 largest shareholders	315,703,552	74.1%
	Other shareholders	110,161,425	25.9%
	Total	**425,864,947**	**100.0%**

As of 22 September 2005, the total number of Shares held by directors and executive officers of the Company, was in aggregate, 183 million shares, representing approximately 43% of the outstanding Shares prior to the Private Placement and the Subsequent Offering.

The following table sets forth the shareholdings of the shareholders that, to the Company's knowledge, hold more than 10% of the outstanding Shares of the Company as of 22 September 2005.

Name of Beneficial Owner	Number of Shares Common Stock	Percentage of Common Stock
DNO ASA	51,463,448	12.1%

The Company owns 99,996 own shares. Total cost price was NOK 117,000. These shares were originally purchased for the use of a bonus and incentive program in Ecuanor ASA before the merger. The Company currently has no authorisation to purchase shares.

8.6 Dividend Policy

Rocksource will strive to follow a dividend policy favourable to the shareholders. The amount of any dividends to be distributed will be dependent on, inter alia, the Company's investment requirements and rate of growth.

In addition, distribution of dividends will be considered against requirements in the optional take-out financing, demand for necessary working capital and planned investments decided by the Board.

8.7 Shareholder Policy

The Company will adopt an open and active information policy, with particular emphasis on maintaining an open dialogue with the Company's shareholders and the stock market as a whole. The Board of the Company considers this an important means of ensuring that the share price reflects the Company's earnings and real values. Relevant information will be provided in the form of press releases, and, when appropriate, special letters to the shareholders. Standard reporting will come in the form of annual and quarterly reports. The Company emphasizes the importance of keeping its shareholders and the financial market updated on events which may be material to the valuation of the Company.

8.8 Shareholder Agreements

Leading employees of the Company have entered into a lock-up agreement with Fondsfinans, in relation to the private placement directed towards Fidelity conducted in June 2005, whereof each of the employees cannot sell or otherwise transfer any of the shares they own in Rocksource from and including 16 June 2005 to and including the expiry of the lock-up agreement. The lock-up agreement will expire on 15 December 2005.

The Board is not aware of any other shareholder agreements among its shareholders other than described above.

9 Financial information

9.1 General

The accounts are prepared in accordance with International Financial Reporting Standards (IFRS). All accounts prepared according to IFRS are unaudited. The figures for 2004 prepared under NGAAP have been audited. The audited financial figures for the years 2002 and 2003 are reflecting former Ecuanor ASA before the merger with Amergy AS. Amergy AS was established on 9 March 2004.

The transition to IFRS took place when Amergy AS was established in March 2004. This was the acquiring company for accounting purposes in the merger with Ecuanor ASA that was carried out in the autumn of 2004. Brief information on the transition from NGAAP to IFRS is included in section 9.9 below. For more detailed information on the IFRS transition see the interim financial statement for Q1 2005 in addition to Q2 2005 included in this Offering Circular as appendix 3. The comparison figures for Q2 2004 are the figures for Amergy AS.

Amergy AS (which merged with Ecuanor in September 2004) acquired 20% of the shares in Rocksource Geotech in September 2004, and the merged Company held an option to buy the remaining 80% of the shares for NOK 150 million by July 1 2009. Rocksource acquired the remaining 80% of the shares in Rocksource Geotech in August 2005. As a result of this option, Rocksource Geotech was consolidated for accounting purposes from the acquisition date, 3 September 2004. The option agreement was exercised by Rocksource's wholly owned subsidiary, Ecuanor Geotech AS, which entered into a merger agreement with Rocksource Geotech on 4 May 2005, according to which the latter would become a wholly owned subsidiary by Rocksource. The shareholders in Rocksource Geotech received 100 million shares in Rocksource as payment. The merger and associated increase in capital were registered 15 August 2005.

For a more detailed description of the segment information and turnover on separate geographical markets, please refer to the annual report for 2004, note 1, included in this Offering Circular as appendix 2.

9.2 Accounting principles IFRS

9.2.1 Consolidated accounts

The consolidated accounts include the parent company and subsidiaries whereof the parent company directly or indirectly has controllable interests. The accounts for the subsidiaries are prepared on the basis of the same accounting principles as the parent company.

The consolidated accounts are prepared on the basis of all companies being one entity and all substantial transactions between consolidated companies are eliminated. The formation of the group is prepared in accordance with the acquisition method whereof the group's cost price are distributed on identifiable assets and liabilities based on real value at the time of the acquisition. The Company will allocate for estimated nominal value of deferred tax/tax benefit on excess /decreased value between accounting- and taxable values of assets and liabilities. The difference between total acquisition cost and the net value of identifiable assets and liabilities are recorded as goodwill.

The excess value that has been acquired by acquisitions and mergers is mainly regarded as being linked to personnel related expertise and geology experience, as well as to access/rights to technology that is promising and still being developed. The excess value can therefore not be classified as an identifiable asset or liabilities and has been classified as goodwill.

For consolidated foreign subsidiaries, the income statement is converted to Norwegian kroner using an average exchange rate for the accounting period, while the balance sheet items are converted using the exchange rate on the balance sheet date. Conversion difference are recorded as component of the group's financial statement.

The consolidated accounts include Rocksource ASA, Rocksource Energy Corporation and Rocksource Geotech AS.

9.2.2 Revenue recognition

Revenues from activities are recognized when the title passes to the customer.

Revenues from the production of oil and gas properties will be recognized on the basis of the Company's net working interest in those properties, regardless of whether the production is sold (the entitlement method). Overlift and underlift of oil and gas follows from the entitlement method and is valued at its net realizable value on the balance sheet date. Overlift and underlift is calculated as the difference between the Company's share of production and its actual sales. Overlift and underlift is classified as other current liabilities/assets.

9.2.3 Current assets and short term liabilities

Current assets and short term liabilities normally include items which fall due within one year after the last day of the account year and items linked to the goods in circulation. Current assets is valued to the lowest value of the acquisition cost and estimated

9.2.4 Fixed assets and long-term debt

Fixed assets include assets determined to have enduring ownership and will be used in the business. Fixed assets are valuated at cost. Fixed assets are recorded in the balance sheet and are depreciated using a linear method reflecting the estimated economic life time of the asset. Fixed assets are written down to the recoverable amount at a decline in value if it is expected that the decline is not temporary. The write-down shall be reversed insofar as the basis for the write-down ceases to exist.

Exploration and development costs for oil and gas properties are capitalized according to the successful effort method. All exploration costs, with the exception of license purchases and costs relating to drilling are charged to expenses as they are incurred. Development costs (including those relating to exploration drilling) are capitalized using continuous write-down testing. Capitalized costs are depreciated as from and including the year when commercial reserves are proven on the field. If reserves are not found, or if discoveries are assessed not to be technically and commercially recoverable, the drilling costs of exploration wells are expensed.

9.2.5 Shares in subsidiaries and related companies

Shares in subsidiaries and related companies in the Company accounts are assessed using the cost method. The specification of the investments is shown in a note to the accounts.

9.2.6 Foreign currencies

Cash items denominated in foreign currencies are converted using exchange rates on the balance sheet date. Realised and unrealized currency gains and losses are included in the annual profit (loss). Foreign currency transactions are recorded using exchange rates on the date of transaction.

9.2.7 Receivables

Accounts receivables and other receivables are recorded in the balance sheet to their nominal value after deduction of allocation of foreseeable losses.

9.2.8 Deferred taxes

Deferred taxes are computed according to the liability method. Based on the tax rates and tax provisions applicable on the balance sheet date, deferred taxes are computed on temporary differences between the carrying amount of the Company's assets and liabilities in the financial statements and the carrying amount of the Company's assets and liabilities for tax purposes. Deferred tax benefits and deferred tax liabilities in the same tax regime are netted in the balance sheet. Capitalisation of deferred tax benefit presupposes that future application can be rendered possible.

9.2.9 Transition to IFRS

The IFRS currently do not specify any industry-specific standard for oil and gas activities, and IFRS 6 allows the continued application of previously used principles. Nonetheless, the Group has chosen to start using successful effort instead of full cost, see comments under Fixed Assets above.

9.3 Profit and loss account for Rocksource ASA (consolidated)

All figures are stated in NOK 1,000	As per 30.06.2005 (IFRS)	As per 30.06.2004 (IFRS)	2004 (IFRS)	2003* (NGAAP)	2002* (NGAAP)
Revenue	1,782	-	219	71	0
Total operating income	**1,782**	**-**	**219**	**71**	**0**
Operating costs, oil & gas	1,765	-	215	-	-
Payroll and related costs	1,508	-	1,592	0	0
Depreciation and amortization	610	-	1,110	0	0
Impairment loss on fixed assets	-	-	32,578	0	10,500
Other operating expenses	11,197	763	7,006	722	1,056
Total operating expenses	**15,080**	**763**	**42,501**	**722**	**11,556**
Operating result	**-13,298**	**-763**	**-42,282**	**-651**	**-11,556**
Financial income	208	-	363	6	8
Financial expenses	730	-	615	63	87
Net financial items	**-522**	**-**	**-253**	**-57**	**-79**
Result	**-13,820**	**-763**	**-42,534**	**-708**	**-11,635**
Majority share of profit	-12,501	-763	-41.824		
Minority share of profit	-1,319	-	-710		
Result per share	-0.046	-0.763	-0.286	-0.016	-0.283
Diluted result per share	-0.046	-0.763	-0.286	-0.016	-0.283

** Financial figures for 2003 and 2002 are the audited financial figures for Ecuanor ASA before the merger with Amergy AS.*

9.4 Balance sheet for Rocksource (consolidated)

All figures are stated in NOK 1,000	30.06.2005 (IFRS)	30.06.2004 (IFRS)	2004 (IFRS)	2003* (NGAAP)	2002* (NGAAP)
ASSETS					
FIXED ASSETS					
Intangible fixed assets	110	-	41	-	-
Goodwill	154,563	-	117,534	0	0
Total intangible fixed assets	**154,673**	**-**	**117,575**	**0**	**0**
TANGIBLE FIXED ASSETS					
Oil and gas properties	10,485	-	947	-	-
Capitalised development expenses	-		-	10,550	10,550
Furniture, fixtures and office machines	198	-	85	0	0
Total tangible fixed assets	**10,684**	**-**	**1,032**	**10,550**	**10,550**
CURRENT ASSETS					
Short term receivables					
Trade receivables	851	-	-	0	0
Other receivables	4,487	-	1,009	0	0
Total receivables	**5,338**	**-**	**1,009**	**0**	**0**
Bank deposits	61,297	110	25,544	465	23
Total current assets	**66,635**	**110**	**26,553**	**465**	**23**
TOTAL ASSETS	**231,992**	**110-**	**145,160**	**11,015**	**10,573**
EQUITY AND LIABILITIES					
EQUITY					
Share capital	81,466	100	74,060	10,771	10,271
Own shares	-25	-	-25	-72	-29
Share premium reserve	10,678	-	-	500	0
Equity not registered	114,000	-	-	-	-
Other equity	-	-763	-49,066	-859	-194
Minority interests	-	-	117,373	-	-
Total equity	**206,119**	**-663**	**142,342**	**10,340**	**10,048**
LIABILITIES					
Current liabilities					
Trade payables	2,846	-	2,088	0	0
Debt to financial institutions	20,129	-	-	0	0
Current liabilities	2,898	773	730	675	525
Total liabilities	**25,873**	**773**	**2,818**	**675**	**525**
TOTAL EQUITY AND LIABILITIES	**231,992**	**110**	**145,160**	**11,015**	**10,573**

** Financial figures for 2003 and 2002 are the audited financial figures for Ecuanor ASA before the merger with Amergy AS.*

9.5 Cash flow statement for Rocksource (consolidated)

All figures are stated in NOK 1,000	30.06.2005 (IFRS)	30.06.2004 (IFRS)	2004 (NGAAP)	2003* (NGAAP)	2002* (NGAAP)
Operational activities					
Result before tax	-13,820	-763	-42,534	-708	-11,635
Depreciation and amortization	610	-	1,110	0	10,500
Impairment of fixed costs	-	-	32,578	0	87
Changes in other current bal.sheet items	-365	773	-6,539	150	525
Effect of changes in exchange rates	15	-	65	0	0
Net cash flow from operational activities	**-13,561**	**10**	**-15,320**	**-558**	**-523**
Investing activities					
Investments in tangible assets	-10,139	-	-483	0	0
Cash flow from sale of assets	208	-	-	0	0
Cash flow from changes to the group	-	-	750	0	0
Effect of changes in exchange rates	-410	-	-224	0	0
Net cash flow from investing activities	**-10,341**	**-**	**43**	**0**	**0**
Financing activities					
Proceeds from issue of long term debt	19,080	-		0	0
Merger costs	-426	-		0	0
Capital increase	40,934	100	40,413	1,000	0
Effect of changes in exchange rates	-	-	-	0	0
Net cash flow from financing activities	**59,588**	**100**	**40,413**	**1,000**	**0**
Exchange rate changes	67	-	57	0	0
Net change in cash	**35,753**	**110**	**25,079**	**442**	**-557**
Cash at start of period	**25,544**	**-**	**465**	**23**	**580**
Cash at end of period	**61,297**	**110**	**25,544**	**465**	**23**

** Financial figures for 2003 and 2002 are the audited financial figures for Ecuanor ASA before the merger with Amergy AS.*

9.6 Profit and loss account for Rocksource Geotech AS

All figures are stated in NOK 1,000	As per 30.06.2005 (IFRS)	31.12.2004 (NGAAP)
Revenue	0	75
Total operating income	**0**	**75**
Operating costs, oil & gas	0	0
Payroll and related costs	522	188
Depreciation and amortization	3	0
Other operating expenses	2,725	793
Total operating expenses	**3,521**	**981**
Operating result	**-3,521**	**-906**
Financial income	18	18
Financial expenses	5	0
Net financial items	**13**	**18**
Result	**-3,238**	**-888**

9.7 Balance sheet for Rocksource Geotech AS

All figures are stated in NOK 1,000	30.06.2005 (IFRS)	20.06-31.12.2004 (NGAAP)
ASSETS		
FIXED ASSETS		
Intangible fixed assets	110	411
Goodwill	139,403	0
Total intangible fixed assets	**139,513**	**41**
TANGIBLE FIXED ASSETS		
Furniture, fixtures and office machines	17	20
Total tangible fixed assets	**17**	**62**
CURRENT ASSETS		
Short term receivables		
Trade receivables	-	81
Other receivables	825	141
Total receivables	**825**	**222**
Bank deposits	2,001	4,165
Total current assets	**2,826**	**4,386**
TOTAL ASSETS	**142,356**	**4,448**
EQUITY AND LIABILITIES		
EQUITY		
Share capital	10,100	125
Own shares	-	-
Share premium reserve	18,500	4,091
Other equity	-2,118	-
Total equity	**26,482**	**4,216**
LIABILITIES		
Long term liabilities		
Other provisions	-	-
Other long term liabilities	114,000	-
Total long term liabilities	**114,000**	-
Current liabilities		
Trade payables	1,763	119
Public taxes	-	84
Foreign currency loan	-	-
Current liabilities	111	28
Total liabilities	**115,874**	**231**
TOTAL EQUITY AND LIABILITIES	**142,356**	**4,448**

9.8 Pro forma figures for Rocksource

On 3 September 2004 Rocksource Geotech AS carried out a share issue directed towards Amergy AS (which merged with Ecuanor ASA) of NOK 5 million, whereof Amergy AS became the owner of 20% of the shares in Rocksource Geotech AS. Rocksource ASA also received an option to acquire the remaining 80% of Rocksource Geotech. In accordance with IAS 27, Rocksource received through this option control over Rocksource Geotec AS as defined under IFRS. Rocksource Geotech has as a consequence been consolidated in the accounts from and including 2004. In the period from the establishment in June 2004 to the date of the share issue on 3 September 2004, Rocksource ASA has allocated costs of NOK 224,000 in Rocksource Geotech. The factual acquisition of the remaining 80% in May 2005 was financed through an issuance of shares in Rocksource ASA. Rocksource Geotech AS was through this share issue valued to NOK 149 million.

The pro forma figures for 2004 and 2003 are set out in note 12 in the annual report for Rocksource ASA, which is included as appendix 2 to this Offering Circular.

The Company is of the opinion that proforma figures for Rocksource will have no information value beyond what is presented above.

9.9 Transition to International Financial Reporting Standards (IFRS)

Rocksource ASA has conducted an analysis of the differences between NGAAP and IFRS, and the reconciliation below shows a summary of the effects on the equity and results. See also the half-year report for 2005 included in this Offering Circular as appendix 3.

The date of the transition from NGAAP to IFRS is the date when Amergy AS was formed (March 2004). At that time, there were no differences between NGAAP and IFRS, so no reconciliation has been prepared for the opening balance sheet on the transition date.

Reconsiliation of transition to IFRS	**Accounting year 2004**	
Accounting year 2004	**Equity 31.12.2004**	**Result 2004**
NGAAP	**28,799**	**-44,031**
Goodwill – reversed amortisation	101	101
Consolidation Rocksource Geotech AS	113,403	-597
Merger - Changed implementation date	0	2,130
Rocksource EC – conversion to "successful effort" method	39	-136
IFRS - incl. minority interests	**142,342**	**-42,534**

The quarterly figures for 2004 consist of those for Amergy AS. There is no accounting difference between NGAAP and IFRS.

9.10 Outstanding Bond Loan

The Company issued a 15 per cent Senior Bond Loan 2005/2006 with a borrowing limit of USD 3,450,000 with a call option for Rocksource. The net proceeds of the loan is employed in its entirety for the financing of the acquisition of the 35% interest in the New Ace Field.

The loan was issued on 1 May 2005 and will mature on 30 April 2006. Rocksource draw a total of USD 2,999,984 of the loan on 3 May 2005, equalling 86.95% of the borrowing limit. Upon maturity, Rocksource shall reimburse 100% of the outstanding loan amount. Rocksource shall pay an interest of 15 per cent.

The Company has a call option in order to reimburse the loan at their own discretion.

The Bond loan is registered in the VPS with ISIN number: NO 001 0265655.

9.11 Auditor

The Company's auditor is Ernst & Young AS, Christian Frederiks plass 6, P.O.Box 20, 0051Oslo, Norway. Ernst & Young has been the Company auditor since the merger in 2004. Ernst & Young has also been Amergy's auditor since its inception. Torkel Hurvenes AS has been Ecuanor's auditor since the establishment of the Company prior to the merger.

10 Market status and outlook

The Company will operate within the oil and gas markets in addition to geo services and mining (minerals and metals). The following description of the market and outlook is divided into two segments; oil & gas industry and the mining industry (in particular the gold market).

10.1 The world energy market

Oil and gas constitute more than 50% of total energy consumption and are expected to be the most important energy sources in the foreseeable future. Demand for oil and gas is expected to remain at high levels and continue to increase.

World primary energy demand



Mtoe
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1970
1980
1990
2000
2010
2020
2030
Oil
Natural gas
Coal
Other renewables

Primary energy consumption increased by 4.3% in 2004. The strongest rise was in Asia Pacific, up by 8.9%, while North America recorded the weakest growth at 1.6%. Coal remained the fastest growing fuel, rising 6.3% globally. Oil consumption grew by 3.4%, the most rapid rate since 1986. Natural gas use rose by 3.3%. Hydroelectric and nuclear generation also experienced strong growth, rising 5% and 4.4%, respectively. Total primary energy consumption is projected to be 139.1 quadrillion btu in 2025.

World primary energy consumption



Coal, 23%
Oil, 35%
Other, 1%
Combustible renewables & waste, 11%
Hydro, 2%
Nuclear, 7%
Natural gas, 21%

10.2 Oil & gas fundamentals

10.2.1 Production capacity

World oil demand has grown by 21% since 1993. World demand for gas has increased at a faster rate than that of oil. Natural gas demand is up 25% since 1993, to nearly 2,600 billion cubic meters in 2003 (2004 figures not available yet). According to IEA, the world will be using 90 million barrels of oil in 2010 and world gas demand is expected to increase to more than 3,200 billion cubic meters. Estimates of oil demand were revised sharply upwards higher through 2004 and preliminary figures show an increase of 2.65 mbd, or 3.3% from 2003. For 2005, IEA expects oil demand to increase by 1.5 mbd, or 1.8%.

Except for the period 1979-1982, demand has grown every year since 1971. This, combined with only moderate growth in production capacity, has reduced the world's production buffer. On top of this, production in many fields in the OECD area are likely to peak in the next couple of years and start declining, although the impact of last year's price surge has made this more uncertain.

Overview of oil production capacity


Excess oil production capacity (mbpd)
World Oil Demand (mbpd)
"Spare capacity"
90
85
80
75
70
65
60
55
50
45
40
30%
25%
20%
15%
10%
5%
0%
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005E

Source: BP/Pareto

In the mid 1980s, there was a significant surplus capacity in the oil market (developed production capacity in relation to consumption). During the 1990s, a significant growth in consumption was not compensated through a corresponding increase in production capacity, implying a much more balanced ratio of supply and demand. Oil market experts disagree on the actual size of the remaining capacity surplus, but there seems to be consensus that the surplus is significantly lower than what it has been historically.

10.2.2 Investments in exploration and development

Despite strong oil prices from late 1999, oil companies have until recently been reluctant to increase exploration and production spending accordingly. Until mid 2003 the high prices were more a result of OPEC's success in controlling the supply side rather than growing demand. However, since then the situation has changed and oil demand has shown a strong y/y growth. Since there is currently only about 1% excess production capacity world-wide, increased exploration and production activity is expected.

Exploration and production spending worldwide were up some 10% in 2004 and is estimated to grow by 5-6% in 2005 (Salomon Smith Barney's exploration and production spending survey from January 2005). It is worth mentioning that an early survey for 2004 spending, published in December 2003, originally estimated a growth of 4%.

Oil price and World E&P Spending



160
140
120
100
80
60
40
20
0
$ billion
45
40
35
30
25
20
15
10
5
0
$/barrel (WTI)
1960 1962 1964 1966 1968 1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004
E& P Spending USDbn
WTI Oil Price (USD/barrel) - right axis

Source: Smith Barney/Pareto

This situation is aggravated through recently published information regarding the actual reserves held by the major oil companies (ref. Shell's downgrading of its reserves by 20%), and examinations of variations between when oil companies initially report discoveries and when they actually make the finds. As reporting of reserves includes upgrades of previously announced estimates, these reports can, over time, can be expected to substantially surpass new commercial finds.

10.3 World oil market

10.3.1 Oil consumption

Oil consumption growth in 2004 was the largest in volume terms since 1976.Consumption grew by almost 2.5 million barrels per day (b/d), more than double the 10-year average rate. Chinese oil consumption rose by nearly 900,000 b/d, or just under 16%. Growth was a global phenomenon, with consumption in all regions rising above the 10-year average rate on the back of a strong world economy. Global oil production exceeded 80 million b/d for the first time in 2004. OPEC continued to gain market share as output rose by 2.2 million b/d, or 7.7%, to32.9million b/d. Iraqi and Venezuelan supplies rebounded, but remained below previous peaks. Saudi Arabian output reached a record 10.6 million b/d. Oil production outside OPEC increased by 965,000 b/d in 2004, some 200,000b/d above the 10-year average. Russia once again was the leading contributor, with output rising nearly 750,000 b/d, although growth slowed later in the year. Angola, Chad, Ecuador, Equatorial Guinea and Kazakhstan all registered growth of more than 100,000 b/d. The largest declines were once again in the UK, down by 230,000 b/d, and the USA, down by 160,000, where Hurricane Ivan caused late-year losses.


Marker Crude Prices ($/bbl)
Brent
WTI
Dubai
65
60
55
50
45
40
35
Feb
Mar
Apr
May
Jun
Jul
World Oil Supply (mb/d)
86
84
82
80
78
76
74
72
1Q 2003
1Q 2004
1Q 2005
World Oil Demand (mb/d)
90
88
86
84
82
80
78
76
74
72
70
1Q 2004
1Q 2005
1Q 2006

Source: International Energy Agency

This situation is aggravated through recently published information regarding the actual reserves held by the major oil companies (ref. Shell's recent downgrading of its reserves by 20%), and examinations of the difference between when oil companies report their reserves and when they actually make the discoveries. As reporting of reserves will include upgrades of previously announced estimates, these reports would over time be expected to substantially surpass new commercial finds. In view of the normal delays between exploration and actually proving the fields, one would expect to see the discouraging development to continue and grow during the next few years, considering the dismal levels of exploration during the late 1990s.

10.3.2 World Proven oil reserves

The scenario for the future of oil for the long-term, as set out above, was first evolved in the early 1980s: at a time when there were major fears over the ability of oil resources to meet even relatively near-future demands. All supply prospects were estimated to a high-probability outlook, even in the context of an anticipated growth rate in oil use of over 2% per annum. This showed that world oil production need not peak until post-2050 at which time reserves availability might finally constrain the expansion of oil use.

Onshore reserves of oil have been sought and developed for over 130 years. The exploitation of offshore oil, on the other hand, dates back little more than 30 years (except for the shallow water exploitation of fields which were essentially the continuation of onshore activities - in Lake Maracaibo, the Caspian Sea and US Gulf of Mexico waters). To date, almost 400 billion barrels of offshore oil have been discovered of which some 50 billion have been used. The remaining offshore reserves of some 350 billion barrels presently account for about 33% of the world total and account for about the same percentage of world production. Proven (or identified) reserves of oil in discovered fields seem likely to expand by about 50% over the next 30 years.

Below is an overview of the proven and undiscovered reserves in the world estimated from 1995-2025.

World reserves


Japan
Eastern Europe
Australia/new Zealand
India
China
Western Europe
Mexico
United States
Canada
Africa
Central and South America
Former Soviet Union
Middle East
Proven reserves
Reserve Growth
Undiscovered
0
200
400
600
800
1000
1200
1400

Source: IEA

New fields will continue to be discovered, both onshore and offshore to create an additional + 600 billion barrels of reserves. Given the continuity of the present structure and organisation of the international oil industry, progress in achieving such reserves additions through discoveries will be orientated somewhat more heavily to the offshore than the present 33% contribution, providing that the transition to deeper waters' development (as in the East Atlantic margin) can be successfully made.

10.3.3 Oil prices

The price of light, sweet crude oil on NYMEX was under $25/barrel in September 2003. By August 11, 2005, the price had been above $60/barrel for over a week and a half. A record price of $70.85 per barrel was reached on August 29, 2005. While oil prices are considerably higher than a year ago, they are still far from exceeding the inflation-adjusted "peak of the 1980 shock, when prices were over $90 a barrel in today's prices" In the United States gasoline prices reached an all time high during the first week of September 2005 in the aftermath of Hurricane Katrina. The average retail price was nearly $3.04 per gallon. The previous high was $1.38 per gallon in March 1981, which would be $3.03 per gallon after adjusted for inflation.

Oil Prices, 2003-2005 /NYMEX Light Sweet


Dollars per Barrel
75
70
65
60
55
50
45
40
35
30
25

10.4 Natural Gas World Market

Natural gas is an important source of fuel, and stands for close to 25% of the world's energy consumption compared to 38% for oil. The strong growth in consumption of natural gas is primarily due to environmental concerns, power plant expansions, and increased cost effectiveness of gas plants.

According to IEA, the world gas demand is expected to increase to more than 3,300 billion sq.m in 2010.

World natural gas consumption grew by 3.3% in 2004, compared with a 10-yearaverage of 2.3%. Consumption in the USA, the world's largest market, stagnated in the face of high prices and industrial restructuring. Outside the USA, gas consumption rose by 4%, with the largest gains in Russia, China and the Middle East. Gas production rose in every region except North America, where US output continued to decline. In Europe, growth in the Netherlands, Russia and Norway more than offset the ongoing decline of UK output. International trade in natural gas increased by 9% in 2004. Pipeline shipments rose by more than 10%. Russia accounted for the largest increment, but growth was widely distributed across the world. Shipments of liquefied natural gas (LNG) rose by 5.4% last year below the 2003 growth rate. Algerian exports fell by 8% because of an accident at the Skikda liquefaction plant. US LNG imports continued to rise rapidly, up 29%, while Japanese imports declined by 3.5% as nuclear plants returned to operation following shutdowns in 2003.

Global consumption of Natural Gas



Source: BP

EIA expects natural gas to be the fastest-growing component in global energy consumption, and estimates global natural gas demand to grow from 91 tcf in 2001, to 115 tcf in 2010, i.e. an annual growth rate of about 2.6%. Total energy demand is expected to grow at an annual rate of 2.0% in the 2001 – 2010 period, with oil averaging 1.7%.

Russia is itself a large single consumer of natural gas and has the largest natural gas reserves in the world with distribution developed through a large network of pipelines. Other large consumers such as the US, Korea, Japan and Western Europe however, do not have sufficient indigenous natural gas reserves to meet demand. Consequently, a large part of the natural gas reserves will have to be transported over long distances and distributed to end users to be exploited.

Natural gas spot prices (medium recovery and side cases)


Dollars per Thousand Cubic Feet
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
History
Projections
Slow Recovery
Fast Recovery
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06

Source: EIA

Since the mid-1970s, world natural gas reserves have generally trended upward each year. In 2004, worldwide reserve estimates increased for the ninth consecutive year. As of January 1, 2004, proved world natural gas reserves, as reported by Oil & Gas Journal, were estimated at 6,076 trillion cubic feet—575 trillion cubic feet (10%) more than 2003. The developing world accounted for virtually all the increase in proved reserves.

10.4.1.1 US Natural Gas

The United States had large natural gas reserves and was essentially self-sufficient in natural gas until the late 1980s when consumption began to significantly outpace production. Imports rose to make up the difference, nearly all coming by pipeline from Canada, although small volumes were brought by tankers in liquefied form from Algeria, and in recent years from a few other countries as well. Net imports, as a share of consumption, more than tripled from 1986 to 2000.

The Henry Hub natural gas spot price is expected to average $8.82 per thousand cubic feet (mcf) in 2005 and $8.42 per mcf in 2006 in the Medium Recovery case. Depending on the speed of recovery from the supply losses in the Gulf of Mexico due to Katrina, the average price across the recovery cases for the fourth quarter of 2005 ranges from $11 to $13 per mcf. On an annual basis, the range is around $8.75 per mcf to $9.14 per mcf in 2005. In August, the Henry Hub natural gas spot price averaged over $9 per mcf, as hot weather in the East and Southwest increased natural gas-fired electricity generation for cooling demand and crude oil prices increased. The natural gas market is likely to stay tight over the next couple of months, particularly in light of the supply impacts from Katrina. Spot prices are expected to ease going into 2006 as the effects of Katrina fade. However, prices at the Henry Hub are likely to remain above $10 per mcf until peak winter demand is over.

Depending on the region of the country, increases for 2005 natural gas spot prices are expected to range between 37 and 50 percent above the 2004 averages under the Medium Recovery case. Citygate prices (prices that natural gas utilities pay at the point where they take delivery) and end-use prices (prices charged by utilities for natural gas delivered to end-use customers, including distribution or other charges not included in the utilities' natural gas costs) are expected to exhibit double-digit percent increases for the second year in a row in most regions. For the upcoming winter, pressure on delivered natural gas prices may be sharpest in regions where heating demands are likely to increase the most, such as in the central portion of the United States.

11 Risk factors

The following risk factors are particular important for any evaluation of the Company's risk profile.

The factors discussed in the following section are considered to represent the most important risk factors affecting the Company's earnings and value. However, the risks discussed below are not the only ones that may affect the shares in the Company. Additional risks not presently known to the Company or that the Company currently considers immaterial may also affect the value of the shareholders' investments in the Company.

11.1 General

The Company's risk profile will be dependent on developments in the main areas of activity in which it is involved. The Company's main interests are in:

- Exploration and acquisitions of oil and gas reserves
- Technological developments within geo-science technology

The risks discussed below are divided into the areas which the Company will operate.

11.2 Exploration and development of oil and gas reserves

11.2.1 Operational risk

Oil and Gas prices are volatile

The future financial condition, results of operations and the value of the Company's oil and gas properties depend primarily upon market prices for oil and natural gas. Oil and gas prices have historically been volatile, and will likely continue to be volatile in the future. The prices for oil and gas are subject to wide fluctuations in response to a variety of factors beyond our control, including changes in the supply of and demand for oil and gas, market uncertainty, worldwide economic conditions, weather conditions, political conditions and/or war, especially in the Middle East, and actions taken by OPEC and other producing nations to influence global production levels. These factors and the volatility of the energy markets make it impossible to predict future oil and gas price movements with certainty. Declines in oil and gas prices for an extended period could negatively affect the business of the Company.

Risk for not finding commercial recoverable oil and gas reserves

Exploration for and development of oil and gas reserves is speculative, high risk and capital intensive. These risks can include dry holes and discovered reserves that are not commercially recoverable. Reservoir modelling data, 3D seismic data and electromagnetic data used by the Company give indications that reserves are present, but there can be no assurance that the estimated reserves contains the indicated amount of oil or gas before one or more wells are drilled. Drilling oil and gas wells requires significant capital expenditure and involves a high degree of financial risk. The costs of drilling, completing and operating wells may exceed planned budgets and can increase significantly when drilling costs rise. Drilling costs may rise for any reason, including adverse weather conditions, compliance with environmental and other governmental requirements and shortages or delays in the availability of drilling rigs or equipment. The successful drilling of an oil or gas well does not ensure a profit on investment. A variety of factors, both geographical and market-related may cause drilling activities to be unsuccessful, which would negatively affect the results of operations and financial condition of the Company.

Risk for inaccurate oil and gas estimates

There are considerable uncertainty factors in estimating the size and value of the estimated reserves. The reservoir technique is a subjective and inexact process where the estimation of the accumulation of oil or natural gas in the property cannot be accurately measured. Geological, technical and production data upon which estimates are based may prove to be inaccurate. Actual results will likely differ from estimates, and the difference may be material. Any material differences could cause the actual amounts of oil and gas ultimately produced and the future net cash flows of the Company to be materially different from the estimates in the reserves report.

The costs and risks involved in acquiring oil and gas properties and operations may negatively affect the Company's financial condition

The Company acquires oil and gas reserves as part of its business. The acquisition of oil and gas properties may in the future involve taking over existing operations. The process of integrating existing operations may result in unforeseen operating difficulties and require significant management attention and financial resources. In light of these risks, the Company may incur unforeseen expenses, additional debt or contingent liabilities, any of which could have a material adverse effect on its financial condition and operating results.

Reserves on properties acquired may not meet expectations

The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable future reserves, future oil and gas prices, operating costs, potential environmental and other liabilities, and other factors beyond the control of Rocksource. Because these assessments are based on assumptions and estimates, it is impossible to accurately predict a property's production and profitability. As a result, actual production from a particular acquisition may differ materially from original estimates, which may negatively affect the Company's financial condition and results of operations.

Competition

Many companies and individuals are engaged in the acquisition of producing oil properties and the exploration for oil and gas. Many of these companies possess financial resources far greater than those of the Company. In addition, larger competitors may be able to absorb the burden of any changes in local, national and environmental laws and regulations more easily than the Company, which could adversely affect the competitive position of the Company.

There is a high degree of competition for desirable leases, suitable prospects for oil and gas exploration and attractive opportunities for the acquisition of producing properties with upside development potential.

Governmental Regulations

Many aspects of the oil and gas business are subject to federal regulations. These include, but are not limited to the rate of production and rules relating to environmental protection and pollution control. Moreover, many areas are undergoing change and may be affected be proposed regulations that have not yet been promulgated.

In the future there may be additional environmental controls composed by these governmental bodies that may require the Company to make significant expenditures. In addition, there may be hazards such as pollution against which the operator of property cannot insure or will not insure because of the premium costs involved or for other reasons.

The production and drilling of any oil and gas properties will be affected to some degree by state regulations. The state in which the Company will operate has statutory provisions regulating the drilling, production, and sale of oil and gas, including provisions regarding deliverability.

Such statutes and the regulations promulgated in connection therewith are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state regulatory authorities also regulate the amount of oil and gas produce by assigning allowable rates of productions to each well or production unit.

11.2.2 Financial risk

Additional Capital Requirements

Management believes that the capital raised from the cash issue will be sufficient to cover costs related to the Company's oil and gas operations. However, there can be no guarantee that the Company may not require additional funds, either through additional equity offerings or debt placement in order to continue operating and to seek profitability. Such additional capital may result in dilution to the Company's shareholders, or result in increased expenses and decreased returns to the Company's shareholders. The venture's ability to meet short-term and long-term financial commitments will depend on the future cash flows generated from operations. There can be no assurance that future profits or subsequent securities offerings will generate enough funds to meet the Company's financial commitments.

11.3 Risks connected to the geo-science technological developments

11.3.1 Operational risks

Risk for inaccurate oil and gas estimates

There are considerable uncertainty factors in estimating the size and value of the estimated reserves. The reservoir technique is a subjective and inexact process where the estimation of the accumulation of oil or natural gas in the property cannot be accurately measured. In order to evaluate the recoverable reserves, a number of geological, geophysical, technical and production data may prove to be inaccurate. Estimated reserves may therefore be adjusted downward of upward.

Risk connected with the development of the new and improved electromagnetic method

Current use of electromagnetic energy is associated with uncertainties related to resolution, subsurface geological complexity, modelling algorithms, noise and more. Better control of the uncertainty parameters demands inter-disciplinary research to understand the complexity of the method combined with suitable modelling algorithms to understand and interpret the recorded data.

Risk for technological change

The Company's ability to compete is highly dependent upon, among other things, its ability to utilize geo-related services and data of a competitive quality. Because of the significant technological changes that have already taken place, for instance with respect to 3D and 4D seismic data acquisition and processing and those that may occur in the future, the Company is generally dependent on its ability to keep pace with changes and improvements in data acquisition and processing technologies.

Competition

Many oil and gas companies acquire seismic data primarily for their own use, while other companies develop and maintain their own seismic data libraries for sale to third parties. Competition for available seismic surveys is based on a number of competitive factors, including technology, price, performance a.s.o. In addition, the Company's ability to be among the first to successfully utilize the electromagnetic data in onshore settings provides a competitive edge.

11.4 Risks connected to exploration and development of minerals and metals

11.4.1 General

The Company's prospects, many of which are in the exploration stage, will only be developed if the exploration is successful. Mineral exploration involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long-term profitability of the Company will in part depend on the cost and success of its exploration programs.

11.4.2 Market risks

Government Regulations

The future operations of the Company will, from time to time, require permits from governmental authorities and will be governed by laws and regulations regarding prospecting, development, mining, taxation, employment standards, occupational health, waste disposal, land use, environmental protection, mine safety, and other matters. The Company may in the future need to apply for permits from different authorities. Companies engaged in the exploration and development of resource properties can experience increased costs as a result of the need to comply with applicable laws, regulations and permits as they change in the future. There can be no guarantee that the Company will be able to anticipate these events and therefore the Company cannot guarantee that these events cannot have a negative effect on the future success of the Company.

Political risk

The Company may conduct business in countries outside Western Europe and North America where the risks of political corruption, revolution or asset nationalization are more pronounced. These risks are outside our control and, if they come into play they may have a material adverse effect on our results of operations.

Environmental Factors

All phases of the Corporation's operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation may evolve in a manner, which in the future may require stricter regulations, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There are no assurances that future changes in environmental regulations, if any, will not adversely affect the Corporation's operations. Compliance with respect to environmental regulations, closure and other matters may involve significant costs and/or other liabilities. Non Governmental Organizations (NGO) generally being against mining will also from time to time criticize the Corporation's operations and development plans. There is no guarantee that these NGO's will not adversely influence local governments with regards to required permits for exploration and/or mining operations.

11.4.3 Operational risks

Permits and licenses

The Company holds exploration permits and licenses in Ecuador. The Company also holds mining permits and applications for such, which will replace the exploration permits. Many of these licenses are subject to certain conditions. The Company has no reason to expect that the conditions will not be fulfilled or that these permits will not be granted, however, the Company cannot guarantee that such conditions will remain to be fulfilled and that all necessary permits will be granted for specific projects.

Competition

The E&P industry is highly competitive in all phases and the Corporation will be competing with many established companies, which may have greater financial and technical resources. The Corporation cannot guarantee that this competition will not have an adverse effect either now, or at some time in the future, on the Corporation's ability to acquire, explore, and develop mineral resource deposits.

11.4.4 Financial risk

Requirement of New Capital

The Company might require new equity in the future in order to be able to continue the exploration programs and the possible development of the Company's projects. Failure to obtain financing if or when needed may require the Company to either scale back or discontinue one or more of its exploration and development programs or sell properties and projects at prevailing market price.

Currency Risk

Currency fluctuations will affect the cash flow which the Company will realize from its operations. Gold is quoted in US dollars and sold in the world market.

12 Tax implications

The presentation below is a summary based on current Norwegian tax law only. As such, it is general in nature, and shareholders themselves must assess whether their own particular circumstances might indicate solutions other than those outlined below.

12.1 Norwegian Shareholders

12.1.1 Net Wealth Tax

For shareholders resident in Norway for tax purposes with the exception of limited companies and similar entities, shares will form part of their capital and be subject to net wealth taxation by the State and the local municipality. Listed shares are generally valued at the full market value on 1 January in the assessment year. The maximum combined state and municipal rate of the wealth tax is 1.1%.

The Norwegian Government recommends a 50 % reduction of this tax by 2007, aiming at full abolishment.

Norwegian corporate shareholders are not subject to wealth tax.

12.1.2 Taxation of Dividends

Personal shareholders

Dividends distributed to shareholders who are individuals resident in Norway for tax purposes ("Norwegian personal shareholders") are taxable as general income for such shareholders at a rate of 28%. However, Norwegian personal shareholders are entitled to a tax credit under the Norwegian imputation system. The tax credit corresponds to the tax payable by the shareholder on the dividends received. This implies that Norwegian shareholders will effectively not be subject to tax on dividend distributions from Norwegian companies.

Effective as of 1 January 2006, new legislation will be introduced whereby the imputation system is abolished. Dividends distributed to Norwegian personal shareholders will then be taxable as general income without the shareholder being entitled to tax credit. The shareholders will instead be entitled to deduct a calculated allowance when calculating their taxable dividend income. The allowance will be calculated on a share by share basis, and the allowance for each share will be equal to the cost price of the share (including RISK-adjustments per 1 January 2006, ref below) multiplied by a risk free interests rate. Any part of the calculated allowance one year exceeding the dividend distributed on the share will be added to the cost price of the share and included in the basis for calculating the allowance the following year.

Corporate shareholders

Dividends distributed to shareholders who are limited liability companies resident in Norway for tax purposes ("Norwegian corporate shareholders") are not taxable for such shareholders.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. Personal shareholders resident in Norway for tax purposes owning shares through a partnership are thus taxed at a rate of 28% for their proportional share of dividends received by the partnership, but are not entitled to a tax credit under the current imputation system, in accordance with the regulations set out in the section "Personal shareholders" above. Corporate shareholders owning shares through a partnership are not taxed for their proportional share of dividends received by the partnership. Under current regulations, a distribution from the partnership to its partner does not give rise to any additional taxation of the partners.

Effective as of 1 January 2006, new legislation will be introduced whereby shareholders resident in Norway for tax purposes owning shares through a partnership will no longer be taxed on a current basis for their proportional share of dividends received by the partnership. Taxation will occur for the Norwegian personal shareholders when the dividends received are distributed from the partnership to the Norwegian personal partners. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income.

Corporate shareholders holding shares through a partnership will be exempt from any taxation when distributing from partnerships.

12.1.3 Taxation on Realization of Shares

Personal shareholders

Sale, redemption or other disposal of shares is considered a realisation for Norwegian tax purposes. Norwegian personal shareholders are taxable in Norway on gains on the realization of shares and have a right to deduct losses which arise on such realization. The tax liability applies irrespective of how long the shares have been owned and the number sold. Gains are taxable as general income in the year of realization and losses may be deducted from general income in the year of realization. The tax rate for general income is currently 28%.

Gain or loss is calculated per share as the difference between the consideration received and the tax basis of the share. When calculating gain or loss Norwegian shareholders must apply a "first-in first-out" principle, meaning that the shares that were acquired first will be regarded as the first to be disposed of. The tax basis of each share is based on the purchase price of the share and either increased or decreased by the accumulated RISK amount as of January 1 for the years the holder has held the shares. RISK means "Regulering av Inngangsverdi med Skattlagt Kapital" (Regulation of the Tax Basis through Changes in Taxed Capital). The RISK amount of a specific year can be negative if dividends for that year exceed the net taxable profits of the Company for that year after payable taxes.

Costs incurred in connection with the acquisition and/or sale of shares may be deducted from the Norwegian shareholders' taxable income in the year of sale.

Effective as of 1 January 2006, new legislation will be introduced whereby the RISK system will be abolished for Norwegian personal shareholders. From this date, the capital gain will be calculated as the consideration received less the cost price of the share, including adjustments after the RISK system per 1 January 2006. From this capital gain, Norwegian personal shareholders will be entitled to deduct a calculated allowance when calculating their taxable income. The allowance for each share is equal to the total of allowance amounts calculated for dividends for this share for previous years less dividends distributed on this share. The calculated allowance may only be deducted in order to generate or increase a loss for tax purposes.

Corporate shareholders

Norwegian corporate shareholders are not taxable in Norway on capital gains related to realisation of shares, and losses related to such realisation are not tax deductible.

Shares owned through partnerships

Partnerships are transparent for Norwegian tax purposes. The taxation occurs at partner level, and each partner is taxed on a current basis for its proportional share of the net income generated by the partnership at a rate of 28%, regardless of whether such income is distributed to the partners or not. Personal shareholders resident in Norway for tax purposes owning shares through a partnership are thus taxed at a rate of 28% for their proportional share of capital gains generated by the partnership through realisation of shares in accordance with the regulations set out in the section "Personal shareholders" above. Corporate shareholders owning shares through a partnership are not taxed for their proportional share of such capital gains generated by the partnership. Under current regulations, a distribution from the partnership to its partner does not give rise to any additional taxation of the partners.

Effective as of 1 January 2006, new legislation will be introduced whereby Norwegian personal shareholders owning shares through a partnership will be taxed at a rate of 28% on a current basis for their proportional share of capital gains generated by the partnership through realisation of shares. Taxation will also occur for the Norwegian personal shareholders when such capital gains are distributed from the partnership to the Norwegian personal shareholders as partners in the partnership. Such distributions will be taxed as general income at a rate of 28%. The Norwegian personal shareholders as partners in the partnership will be entitled to deduct a calculated allowance when calculating their taxable income related to the distribution.

Corporate shareholders holding shares through a partnership will be exempt from any taxation when distributing from partnerships.

12.2 Foreign Shareholders

This Section summarizes Norwegian tax rules relevant to shareholders who for tax purposes are not regarded as residents of Norway ("foreign shareholders"). Foreign shareholders' tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

12.2.1 Taxation of Dividends

Non-resident personal shareholders

Dividend distributed to shareholders who are individuals not resident in Norway for tax purposes ("Non-resident personal shareholders"), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends.

Non-resident personal shareholders resident within the EEA area are exempt from Norwegian withholding tax on dividends received from Norwegian companies in 2005. Effective as of 1 January 2006 new legislation will be introduced whereby non-resident personal shareholders resident within the EEA area will be liable to withholding tax, but entitled to apply for a partial refund of the withholding tax, equal to a calculated allowance similar to the calculated allowance used by Norwegian personal shareholders.

Corporate shareholders

Dividends distributed to shareholders who are limited companies not resident in Norway for tax purposes ("Non-resident corporate shareholders"), are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. Dividends distributed to Non-resident corporate shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax.

Foreign partnerships

Dividends distributed to foreign partnerships are as a general rule subject to withholding tax at a rate of 25%. The partners in the partnership may be entitled to a reduction of the withholding tax rate through tax treaties. However, this depends on the specific circumstances, and we recommend that investors considering such investments obtain specific tax advice from their personal tax advisors in this respect.

Nominee registered shares will be subject to withholding tax at a rate of 25% unless the nominee has obtained approval from the Tax Directorate for the dividend to be subject to a lower withholding tax rate. To obtain such approval the nominee is committed to file a summary to the tax authority including all beneficial owners that are subject to lower withholding tax. Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway, and the relevant shares are effectively connected with such activities, the shareholder will be subject to the same taxation as Norwegian shareholders, as described above.

12.2.2 Taxation on Realization of Shares

Gains from the sale or other disposition of shares by a foreign shareholder will not be subject to taxation in Norway unless the foreign shareholder (i) holds the shares in connection with the conduct of a trade or business in Norway or (ii) is an individual who has been a resident of Norway for tax purposes within the five calendar years preceding the year of the sale or disposition (and whose gains are not exempt pursuant to the provisions of an applicable income tax treaty).

12.3 Duties on the Transfer of Shares

No stamp or similar duties are currently imposed in Norway on the transfer of shares whether on acquisition or disposal.

12.4 Inheritance tax

When shares are transferred either through inheritance or as a gift such transfer may give rise to inheritance or gift tax in Norway if the decedent at the time of death or the donor at the time of the gift is a resident or citizen of Norway. However, in the case of inheritance tax if the decedent was a citizen but not a resident of Norway, Norwegian inheritance tax will not be levied if inheritance tax or a similar tax is levied by the decedent's country of residence. Irrespective of residence or citizenship Norwegian inheritance tax may be levied if the shares are held in connection with the conduct of a trade or business in Norway.

13 Norsk Sammendrag (Norwegian Translation)

Dette kapittelet er en oversettelse av kapittel 3 "Summary" foran i dette prospektet. Dersom det oppstår motstrid i fortolkningen av de to kapitlene, går den engelske versjonen foran.

13.1 Selskapet

Rocksource er et teknologi og kunnskapsdrevet undersøkelses- - og produksjonsselskap ("E&P") som utnytter norsk ekspertise og resultater av petroleum relatert forskning.

Selskapet er engasjert i to hovedvirksomheter; olje og gass utvikling og produksjon samt geotekniske tjenester til selskapets egen E&P virksomhet.

Selskapet produserer olje og gass på land i USA gjennom en eierandel på 35% i New Ace feltet. I tillegg til eksisterende produksjon har den leasede prospektporteføljen estimerte potensielle netto reserver på ca. 5,8 mrd. kubikkmeter gass og 5,9 mrd. fat olje.

Selskapet eier også fire utvinningslisenser i Ecuador. Gjennom kunnskapen og tilstedeværelsen innen gruvedrift og mineralutvinning i de sørlige delene av Ecuador, er Selskapet godt posisjonert til å utnytte forretningsmuligheter i og rundt Ecuador.

13.2 Bakgrunn for Emisjonene

Provenyet vil bli benyttet til å finansiere ytterligere farm-in i E&P lisenser, utvikle og utnytte verdiskapingspotensialet i landbaserte aktiviteter samt til å søke tildeling av nye lete- og produksjonslisenser i nye områder både offshore og på land. I tillegg vil Selskapet benytte provenyet for å styrke pågående teknologiutvikling, særlig innen EM-området, og til videre oppbygging av organisasjonen.

13.3 Beskrivelse av Emisjonene

13.3.1 Den Rettede Plasseringen

Selskapet gjennomførte en Rettet Plassering av NOK 260 millioner den 6. september 2005. I tillegg til nye investorer, ble eksisterende aksjonærer som eide ca. 80% av aksjekapitalen den 6. september 2005 invitert til å delta i den Rettede Plasseringen. Totalt skal det utstedes 100 millioner nye aksjer til en kurs på NOK 2,60 per aksje. Den totale utstedte aksjekapitalen i Rocksource etter registreringen av den Rettede Plasseringen, vil øke til NOK 131.446.236.75 fordelt på 525.864.947 aksjer hver pålydende NOK 0,25.

13.3.2 Den Etterfølgende Emisjonen

Den Etterfølgende Emisjonen blir gjennomført for å gi de aksjonærene i selskapet per 6. september 2005 som ikke ble invitert til å delta i den Rettede Plasseringen mulighet til å opprettholde deres relative eierandel i selskapet.

Nedenfor er det oppstilt en oversikt over hovedvilkårene samt tidsplanen for den Etterfølgende Emisjonen:

Emisjonsstørrelse..	Opp til 25 millioner nye aksjer.
Tegningskurs per aksje................................	NOK 2,60, tilsvarende kursen i den Rettede Plasseringen.
Per-dato for aksjonærer...............................	6. september 2005.
Kvalifiserte Aksjonærer................................	Aksjonærer per 6. september 2005, som ikke ble invitert til å delta i den Rettede Plasseringen.
Tegningsretter...	Selskapet vil utstede 1 Tegningsrett per 3,8727 aksjer eiet av Kvalifiserte Aksjonærer den 6. september 2005. Tegningsrettene vil ikke være omsettelige og følgelig ikke notert på Oslo Børs.
Overtegning..	Tillatt.
Betalingsdato..	Ca. 14. oktober 2005.
Distribusjon av aksjer..................................	Ca. 21. oktober 2005.

Tegning av aksjer i den etterfølgende emisjonen må gjøres på en tegningsblankett spesielt utformet for dette formålet, som inntatt som vedlegg 5 i dette prospektet. Informasjon om aksjeeie og annen informasjon relatert til hver aksjonær er påtrykket tegningsblanketten.

Tildeling av aksjer i den etterfølgende emisjonen er forventet å skje ca. 11. oktober 2005. Styret forbeholder seg retten til å runde av, stryke eller redusere enhver tegning som ikke er dekket av tegningsretter.

Følgende kriterier vil bli benyttet i den etterfølgende emisjonen:

1. Tegnere i den etterfølgende emisjonen vil bli tildelt aksjer på bakgrunn av tildelte tegningsretter
2. Blir tegningsrettene ikke nyttet fullt ut, har de som har brukt sin tegningsrett, og som vil overta en større andel av aksjene, rett til å overta de aksjene som ikke er tegnet i henhold til tildelte tegningsretter på en pro rata basis.

Ved utfylling av tegningsblanketten vil den enkelte tegner gi en fullmakt til å belaste tegnerens norske bankkonto for tegningsbeløpet I norske kroner.

Dersom det ikke er dekning på den oppgitte bankkonto, eller betaling blir forsinket av en annen grunn, skal de tildelte aksjene tilbakeholdes. Rente vil påløpe med 9% p.a. for forsinket betaling.

13.4 Finansiell data for Rocksource

13.4.1 Resultatregnskap (konsolidert)

Tall i NOK 1.000	Per 30.06.2005 (IFRS)	Per 30.062004 (IFRS)	2004 (IFRS)	2003* (NGAAP)	2002* (NGAAP)
Totale driftsinntekter	1.782	-	219	71	0
Totale driftkostnader	15.080	763	42.501	722	11.556
Driftsresultat	-13.298	-763	-42.282	-651	-11.556
Netto finansposter	-522	-	-253	-57	-79
Resultat	**-13.820**	**-763**	**-42.534**	**-708**	**-11.635**

13.4.2 Balanse (konsolidert)

Tall i NOK 1.000	30.06.2005 (IFRS)	30.06.2004 (IFRS)	2004 (IFRS)	2003* (NGAAP)	2002* (NGAAP)
EIENDELER					
Sum varige driftsmidler	165.357	-	118.607	10.550	10.550
Sum omløpsmidler	66.635	110	26.553	465	23
Totale eiendeler	**231.992**	**110-**	**145.160**	**11.015**	**10.573**
EGENKAPITAL OG GJELD					
Total egenkapital	206.119	-663	142.342	10.340	22
Total gjeld	**25.873**	773	**2.818**	**675**	0
Total egenkapital og gjeld	**23.992**	**110**	**145.160**	**11.015**	**22**

* *Finansielle tall for 2003 og 2002 er de reviderte tallene for Ecuanor ASA før fusjonen med Amergy AS.*

13.5 Aksjekapital

Den registrerte aksjekapitalen i Rocksource før den Rettede Plasseringen og den Etterfølgende Emisjonen er NOK 106.466.236,75, bestående av 425.864.947 aksjer fullt innbetalt hver pålydende NOK 0,25. Aksjene er like i alle henseende, og hver aksje har en stemme på selskapets generalforsamlinger.

Etterfølgende den Rettede Plasseringen og den Etterfølgende Emisjonen (forutsatt fulltegning) vil Selskapets aksjekapital øke til maksimalt 550.784.944 aksjer hver pålydende NOK 0,25 per aksje.

13.6 Risiko

En investering i aksjene involverer vesentlig risiko. Selskapets finansielle utvikling og aksjenes verdi påvirkes av en rekke risikofaktorer, herunder operasjonelle, markedsmessige, finansielle og risiki i forbindelse med utvinning og .utvikling av olje og gass reserver, geo-teknologisk utvikling og utvinning og utvikling av mineraler og metaller. For ytterligere detaljer om enkelte risikofaktorer, henvises til kapittel 11 "Risk Factors". Investorer bør nøye gjennomgå det som fremgår av dette Prospektet, med særskilt vekt på de risiki som står beskrevet i kapittel 11. Investorer må selv foreta en egen vurdering av risikofaktorene før en investeringsbeslutning tas.

Appendix 1: Articles of Association for Rocksource

§1

The name of the company is Rocksource ASA. The company is a public limited joint-stock company.

§2

The registered office of the company is in Oslo, Norway.

§3

The object of the company is exploration for minerals and oil and gas, mining, technological development and all activities connected therewith, including ownership of shares and participations in companies located all over the world.

§4

The share capital of the company amount to NOK 106,466,236.75 divided into 425,864,947 shares each with a nominal value of NOK 0.25. The company's shares shall be registered in the Norwegian Central Securities Registry (VPS).

§5

The company is directed by the board composed of from 3 to 8 directors as decided by the general meeting. Power of signature for the company is exercised by two directors jointly.

§6

The ordinary general meeting of shareholders shall deal with the following matters:

(i) Adoption of the income statement and balance sheet.

(ii) Decision on how to employ the year's profit or cover of loss in accordance with the adopted balance sheet, including decision of declaring dividends.

(iii) Election of directors.

(iv) Other matters mentioned in the agenda which according to law pertain to the general meeting.

Appendix 2: Annual Report for Rocksource for 2004 (Norwegian)


Ecuanor ASA årsrapport 2004


Ecuanor ASA
Olje og gass
Teknologi
Mineraler og metaller
Rocksource Energy Corporation USA, Texas 100 %
Rocksource Geotech AS 20 % (opsjon på 80 %)
Mesaloma SA Ecuador 100 %

Dette er Ecuanor

- Ecuanor ASA ble etablert i september 1986, og notert på Oslo Børs 30. oktober 1996.
- Ecuanor vedtok 20. september 2004 å fusjonere med Amergy AS. Fusjonen innebar et fundamentalt skifte fra leting etter gull til teknologi- og kunnskapsdrevet utvikling av *naturressurser med hovedfokus på olje og gass*.
- Ecuanors forretningsidé er å anskaffe, utvikle og utnytte ledende teknologi innenfor leting etter og produksjon hydrokarboner.
- *Ecuanors komparative fortrinn ligger i teknologi og spesialkunnskap knyttet til analyse* av geologiske data. Ecuanor skal lete etter og utvinne olje og gass med større presisjon, til lavere kostnad og med lavere risiko enn det teknologien og tilnærmingen tillater i dag.
- Ecuanor vil aktivt øke samarbeid med partnere som besitter lete- og utvinnings-rettigheter og som ser verdien av *Ecuanors risikoreduserende tilnærming*. Målsettingen er å kapitalisere på den kunnskapen selskapet bygger opp og utvikler.
- Ecuanor er i utviklingsfase, og det vil skje endringer i selskapsstrukturen i løpet av 2005.

Årsberetning 2004

Ecuanor ASA vedtok på selskapets ekstraordinære generalforsamling den 20. september 2004 å fusjonere med Amergy AS. Etter fusjonen består Ecuanor ASA av de heleide datterselskapene Rocksource Energy Corporation, Texas, USA og Mesaloma SA, Ecuador samt 20 prosent av Rocksource Geotech AS. I tillegg har Ecuanor en opsjon på kjøp av de resterende 80 prosent i sistnevnte selskap. Eierandelen og opsjonen i Rocksource Geotech anses å ha stor strategisk betydning for den videre utvikling av konsernet.

Virksomhetens art

Ecuanor har i løpet av 2004 foretatt en betydelig strategisk retningsendring. Historisk har selskapet sine røtter innenfor leting etter mineraler og virksomhet som måtte stå i forbindelse med dette. Gjennom fusjonen med Amergy AS dreies hovedvirksomheten over på teknologi- og kunnskapsdrevet utvikling av naturressurser. Hydrokarboner, herunder olje og gass, anses som den mest interessante ressursgruppen på mellomlang sikt. Som en konsekvens av dette betraktes gullrelatert virksomhet som sekundær.

Ecuanors reformulerte forretningsidé er å anskaffe, utvikle og utnytte ledende teknologi innenfor leting etter og produksjon av hydrokarboner. Selskapets strategi er å skape konkurransefortrinn med grunnlag i teknologi, og utnytte og anvende spesialkunnskap i analyse av geologiske data. Ecuanor har som ambisjon å lete etter og utvinne hydrokarboner med større presisjon, til lavere kostnad og med lavere risiko enn det dagens teknologiske tilnærming tillater. Utvikling, anskaffelse og utnyttelse av elektromagnetisk teknologi (EM) er et sentralt verktøy for å realisere selskapets visjon og overordnede strategi.

EM-teknologi vurderes av industrien til å ha et stort markeds- og verdiskapingspotensial som leterisikoreduserende teknologi. Selskapet vil, med sin kunnskaps- og teknologibase i Rocksource Geotech, aktivt søke samarbeid med selskaper som besitter lete- og utvinningsrettigheter, og som ser verdien av Ecuanors risikoreduserende tilnærming.

Teknologi- og markedsutvikling

Rocksource Geotech har utviklet et konsept (Rocksource Discover). Dette konseptet omfatter teknologiplan, arbeidsprosesser, metoder og systemer for datainnsamling og integrert analyse av EM-data og seismiske data. Konseptet er testet på reelle EM- og seismiske data, og resultatene er interessante og underbygger EM-teknologiens potensiale. Rocksource Geotech har en samarbeidsavtale vedrørende oppdragsforskning med Center for Integrated Petroleum Research (CIPR) ved Universitetet i Bergen. Avtalen gjør det mulig å utvikle Rocksource Discover ytterligere gjennom forbedring av metoder, tilførsel av nye analyseverktøy og utvidet programvarefunksjonalitet.

Ecuanor ASA betrakter teknologifundamentet som solid og tilstrekkelig for kommersialisering, selv om det fortsatt vil være utviklings- og forbedringsmuligheter. Selskapet har innledet samtaler med mulige samarbeidspartnere og venter en intensivering av dette arbeidet i 2005.

Resultater

Resultatregnskapet viser konsernets samlede driftsinntekter og kostnader. Driftsinntektene i 2004 utgjorde 0,1 millioner kroner, mens årsresultatet ble -44,031 millioner kroner. Selskapet var i 2004 i en utviklings- og omstillingsfase og hadde følgelig lave inntekter og negativ kontantstrøm.

Det negative resultatet skyldes i stor grad goodwillnedskrivningen relatert til gullvirksomheten, samt nedskrivningen av aktiverte prosjektkostnader relatert til lisensene i Ecuador. De totale nedskrivningene var 34,0 millioner kroner, mens avskrivningene på varige driftsmidler var 2,1 millioner kroner.

Lønnskostnader og andre driftskostnader utgjorde henholdsvis 1,4 millioner kroner og 6,1 millioner kroner.

Kontantstrøm og finansiell posisjon

Kontantstrømmen fra konsernets operasjonelle aktiviteter i 2004 var -14,4 millioner kroner, mens kjøpet av 20 prosent av Rocksource Geotech AS bidro til en netto kontantstrøm fra investeringsaktiviteter på -5,1 millioner kroner.

I forbindelse med Amergy-fusjonen ble det gjennomført en rettet emisjon som tilførte selskapet 40,4 millioner kroner i kontanter. Konsernets likviditetsbeholdning per 31. desember 2004 var 21,4 millioner kroner.

Konsernet har 2,6 millioner kroner i kortsiktig gjeld og en egenkapitalandel på 92 prosent. Totalbalansen i konsernet var 31,4 millioner kroner. Ecuanor ASA har et fremførbart underskudd på 87,5 millioner kroner som er inkludert i beregningen av den utsatte skattefordelen som ikke er balanseført.

Morselskapet Ecuanor ASA hadde ved årsskiftet en totalkapital på 33,5 millioner kroner, hvorav 21 millioner kroner i bankinnskudd. Selskapet har 2,2 millioner kroner i kortsiktig gjeld og en egenkapitalandel på 93 prosent. Bokført egenkapital er lavere enn 50 prosent av selskapets aksjekapital, men med bakgrunn i selskapets gode *finansielle posisjon anses egenkapitalen* å være forsvarlig. Styret bemerker at markedsverdien av egenkapitalen ved årsskiftet var 222 millioner kroner.

Finansiell markedsrisiko

Selskapet har nedskrevet gullvirksomhet i Ecuador til null. Ved årsskiftet hadde selskapet ubetydelig langsiktig gjeld og et betydelig kontantinnskudd. Selskapets kredittrisiko anses således som liten. Selskapet *produserte små mengder hydrokarboner* i 2004, og har liten markedsrisiko. Et betydelig fall i olje- og gassprisene kan påvirke verdien av selskapets olje- og gasslisenser i USA negativt.

Årsresultat og disponeringer i Ecuanor ASA

Regnskapet er avlagt under forutsetning om fortsatt drift. Styret foreslår at årets underskudd på 40,474 millioner kroner dekkes ved overføring fra overkursfond med 0,5 millioner kroner og udekket tap med 39,974 millioner kroner. Selskapet har ingen fri egenkapital.

Hendelser i 2004

Ecuanors samarbeidspartner i konsesjonene Canicapa/Celen i det sydlige Ecuador, International Mining Corporation (IMC), forlenget opsjonen for ytterligere ett år den 24. april 2004. Denne er også forlenget i 2005.

I september fusjonerte Ecuanor ASA med Amergy AS, og flyttet virksomheten fra Kristiansand til Oslo. Arve Johnsen, Dag Dvergsten jr., Aksel Gresvig, Bjarne Skeie, Berge Gerdt Larsen, Mimi K. Berdal og Anne-Grete Ellingsen ble valgt som nytt styre i det fusjonerte selskapet.

Organisasjon og miljø

Konsernet har to fast ansatte som har sitt arbeidssted i Houston, USA. I forbindelse med fusjonen mellom Ecuanor ASA *og Amergy AS godkjente generalforsamlingen* en forretningsføreravtale med Dag Dvergsten AS for å lede og utvikle selskapet. Avtalen omfatter totalt fem hel- og deltidsansatte, inklusive administrerende direktør Jan Sjølie. Arbeidsmiljøet anses som godt. *Det har ikke vært sykefravær blant* selskapets ansatte. Det har ikke forekommet skader eller ulykker i løpet av året. Selskapet har gjennom forretningsføreravtalen to kvinnelige ansatte. Selskapet har to kvinnelige styre*medlemmer og ett kvinnelig varamedlem.*

Selskapet har fokus på ytterligere å bedre balansen mellom kjønnene.

Ecuanor har i dag ingen operasjonell virksomhet som skader det ytre miljøet. Selskapets teknologi kan bidra til å begrense antallet leteboringer og øke sannsynligheten for funn der det letebores. Dette har potensielt positive miljøeffekter.

Aksjer og aksjonærforhold

I forbindelse med fusjonen med Amergy AS og påfølgende strategiendring ble det gjennomført flere presentasjoner for analytikere og investormiljøer. Dette medførte økt interesse for selskapets aksje i siste kvartal. Selskapet har totalt 296 240 947 aksjer, hvorav 253 157 826 aksjer ble utstedt *den 25.11.2004* som *fusjonsvederlag til aksjonærer i Amergy* AS. Ved utgangen av året var markedsverdien av selskapets samlede antall aksjer 222 millioner kroner. Selskapet har 99 996 egne aksjer.

Viktige hendelser og utsikter for 2005

Rocksource Geotech AS har planer for kommersialisering og markedsføring av konseptet Rocksource Discover. For å realisere Ecuanors strategi blir det løpende vurdert hvordan Ecuanor kan støtte denne utviklingen finansielt og operasjonelt. Ecuanor skal i 2005 bygge videre på en strategi som forutsetter partnerbasert integrasjon av kunnskap, teknologi og kapital. Selskapet vil aktivt søke samarbeid med aktører som besitter lete- og utvinningsrettigheter og som ser verdien av Ecuanors leterisikoreduserende teknologi, kunnskap og prosessuell tilnærming til leting etter og produksjon av hydrokarboner. Målsettingen er å *kapitalisere på den kunnskap og teknologi* Ecuanor eier og har rettigheter til.

Den 13. april gjennomførte Rocksource Energy Corporation i Houston et kjøp av en 35 prosents *andel av New Ace Field i Texas*, USA. Kjøpet ble finansiert ved opptak av et lån på USD 3 mill.

Den 4. mai 2005 vedtok Ecuanors heleide datterselskap *Ecuanor Geotech AS å inngå en fusjonsavtale med* Rocksource Geotech AS. Ecuanor vil gjennom sitt datterselskap, dersom fusjonen blir vedtatt på selskapenes generalforsamlinger, bli eier av Rocksource Geotech, og Rocksource Geotech-aksjonærene vil motta 100 millioner nyutstedte Ecuanor-aksjer som fusjonsvederlag. Av betydning for selskapet kan opplyses at Rocksource Geotech AS i april 2005 forlenget samarbeidsavtalen vedrørende oppdragsforskning med Unifob AS ved avdeling for petroleumsforskning, hvor Center for Integrated Petroleum Research (CIPR) inngår med to år frem til 31.12.2009.

Oslo, 4. mai 2005

Arve Johnsen *(styrets leder)*	Dag Dvergsten jr.	Aksel Gresvig	Bjarne Skeie
Berge Gerdt Larsen	Mimi K. Berdal	Anne-Grete Ellingsen	Jan Sjølie Adm.dir.

Resultatregnskap / *Income statement*

		Ecuanor ASA			Konsern/Group		
		2004	2003* (proforma)	2002* (proforma)	2004	2003* (proforma)	2002* (proforma)
	Noter/Notes	1000 NOK	1000 NOK	1000 NOK	1000 NOK	1000 NOK	1000 NOK
Driftsinntekter / *Operating income*							
Salgsinntekter / *Revenue*	1	132	71	0	144	71	0
Sum driftsinntekter / *Total operating income*		132	71	0	144	71	0
Driftskostnader / *Operating expenses*							
Lønnskostnad / *Payroll and related costs*	4	0	0	0	1 404	0	0
Avskrivning på varige driftsmidler / *Depreciation and amortisation*	2	676	0	0	2 081	0	0
Nedskrivning av varige driftsmidler / *Impairment loss on fixed assets*	2	34 038	0	10 500	34 038	0	10 500
Andre driftskostnader / *Other operating expenses*	4, 13	5 574	722	1 056	6 092	722	1 056
Sum driftskostnader / *Total operating expenses*		40 288	722	11 556	43 815	722	11 556
Driftsresultat / *Operating result*		-40 156	-651	-11 556	-43 471	-651	-11 556
Finansinntekter og finanskostnader / *Financials*							
Renteinntekt fra foretak i samme konsern / *Interest received from group companies*		27	0	0	0	0	0
Annen renteinntekt / *Other interest income*		242	6	8	242	6	8
Annen finansinntekt / *Other financial income*		103	0	0	103	0	0
Nedskrivning av andre finansielle anleggsmidler / *Impairment loss on financial assets*	6	-194	0	0	0	0	0
Annen rentekostnad / *Other interest expenses*		-126	-63	-87	-244	-63	-87
Resultat av investering i tilknyttet selskap / *Result from associates*	6	0	0	0	-291	0	0
Annen finanskostnad / *Other financial expenses*		-370	0	0	-370	0	0
Netto finansposter / *Net financials*		-318	-57	-79	-560	-57	-79
Ordinært resultat før skattekostnad / *Profit/loss before taxes*		-40 474	-708	-11 635	-44 031	-708	-11 635
Skattekostnad på ordinært resultat / *Taxes on ordinary profits*	8	0	0	0	0	0	0
Ordinært resultat / *Net profit/loss from ordinary activities*		-40 474	-708	-11 635	-44 031	-708	-11 635
ÅRSRESULTAT / *NET PROFIT/LOSS FOR THE YEAR*		-40 474	-708	-11 635	-44 031	-708	-11 635
Resultat pr. aksje / *Result per share*		-0,272	-0,016	-0,283	-0,296	-0,016	-0,283
Utvannet resultat pr. aksje / *Diluted result per share*		-0,272	-0,016	-0,283	-0,296	-0,016	-0,283

*Regnskapstall for 2003 og 2002 er å anse som proformatall. Sammenligningstallene knytter seg kun til Ecuanor ASA. [illegible] Amergy AS overtakende selskap i fusjonen gjennomført i 2004.

Balanse pr. 31. desember / *Balance sheet as of 31.12.*

		Ecuanor ASA		Konsern/Group	
		2004	2003* (proforma)	2004	2003* (proforma)
	Noter/Notes	1000 NOK	1000 NOK	1000 NOK	1000 NOK
EIENDELER / *ASSETS*					
Anleggsmidler / *Fixed assets*					
Immaterielle eiendeler / *Intangible fixed assets*					
Goodwill	2	0	0	3 536	0
Sum immaterielle eiendeler / *Total intangible fixed assets*		0	0	3 536	0
Varige driftsmidler / Tangible fixed assets					
Aktiverte prosjektkostnader / *Capitalised development expenditure*	2	0	10 550	0	10 550
Olje- og gasseiendommer / *Oil and gas properties*	2	0	0	908	0
Driftsløsøre, inventar, kontormaskiner o.l. / *Furniture, fixtures and office equipment*	2	65	0	65	0
Sum varige driftsmidler / *Total tangible fixed assets*		65	10 550	973	10 550
Finansielle anleggsmidler / *Financial fixed assets*					
Investering i datterselskaper / Investments in subsidiaries	3, 6	2 250	194	0	0
Investeringer i tilknyttet selskap / *Investments in associates*	6	5 000	0	4 710	0
Sum finansielle anleggsmidler / *Total financial fixed assets*		7 250	194	4 710	0
Sum anleggsmidler / *Total fixed assets*		7 315	10 744	9 219	10 550
Omløpsmidler / *Current assets*					
Fordringer / *Receivables*					
Andre fordringer / *Other receivables*	7	5 209	0	787	0
Sum fordringer / *Total receivables*		5 209	0	787	0
Bankinnskudd, kontanter o.l. / *Bank deposits*		21 019	465	21 379	465
Sum omløpsmidler / *Total current assets*		26 228	465	22 166	465
SUM EIENDELER / *TOTAL ASSETS*		33 543	11 209	31 385	11 015
EGENKAPITAL OG GJELD / *EQUITY AND LIABILITIES*					
Egenkapital / *Equity*					
Innskutt egenkapital / *Shareholders' equity*					
Aksjekapital / *Share capital*	9	74 060	10 771	74 060	10 771
Egne aksjer / *Own shares*	11	-25	-72	-25	-72
Overkursfond / *Share premium reserve*		0	500	0	500
Sum innskutt egenkapital / *Total shareholders' equity*		74 035	11 199	74 035	11 199
Opptjent egenkapital / *Retained earnings*					
Udekket tap / *Loss carried forward*		-42 718	-665	-45 236	-859
Sum opptjent egenkapital / *Total retained earnings*		-42 718	-665	-45 236	-859
Sum egenkapital / *Total equity*	10	31 317	10 534	28 799	10 340
Gjeld / *Liabilities*					
Kortsiktig gjeld / *Current liabilities*					
Leverandørgjeld / *Trade payables*		1 968	0	1 968	0
Annen kortsiktig gjeld / *Other current liabilities*		258	675	618	675
Sum kortsiktig gjeld / *Total current liabilities*		2 226	675	2 586	675
Sum gjeld / *Total liabilities*		2 226	675	2 586	675
SUM EGENKAPITAL OG GJELD / *TOTAL EQUITY AND LIABILITIES*		33 543	11 209	31 385	11 015

*Regnskapstall for 2003 er å anse som proformatall. Sammenligningstallene knytter seg kun til Ecuanor ASA. [illegible] Amergy AS overtakende selskap i fusjonen gjennomført i 2004.

Kontantstrømanalyse / *Cash flow statement*

	Ecuanor ASA		Konsern/Group	
	2004	2003* (proforma)	2004	2003* (proforma)
	1000 NOK	1000 NOK	1000 NOK	1000 NOK
Operasjonelle aktiviteter / *Operational activities*				
Resultat før skattekostnad / *Result before tax*	-40 474	-708	-44 031	-708
Ordinære avskrivninger / *Depreciation and amortisation*	676	0	2 081	0
Nedskrivning anleggsmidler / *Impairment of fixed assets*	34 232	0	34 038	0
Resultat av investeringer i tilknyttet selskap / *Result from associates*	0	0	291	0
Endring i leverandørgjeld / *Changes in trade payables*	1 968	0	1 968	0
Effekt av valutakursendringer / *Effect of changes in exchange rates*	0	0	65	0
Emisjons- og fusjonskostnader ført mot egenkapital / *Merger costs*	-5 635	0	-5 635	0
Endring i andre tidsavgrensningsposter / *Changes in other current balance sheet items*	-5 626	150	-3 158	150
Netto kontantstrøm fra operasjonelle aktiviteter / *Net cash flow from operational activities*	**-14 859**	**-558**	**-14 381**	**-558**
Investeringsaktiviteter / *Investing activities*				
Utbetalinger ved kjøp av varige driftsmidler/prosjektkostnader / *Investments in tangible assets*	-104	0	-483	0
Utbetalinger ved kjøp av aksjer i tilknyttet selskap / *Investments in associates*	-5 000	0	-5 000	0
Effekt av valutakursendringer / *Effect of changes in exchange rates*	0	0	-224	0
Innbetalinger ved endret konsernsammensetning / *Cash flow from changes to the group*	104	0	646	0
Netto kontantstrømmer fra investeringsaktiviteter / *Net cash flow from investing activities*	**-5 000**	**0**	**-5 061**	**0**
Finansieringsaktiviteter / *Financing activities*				
Innbetalinger av egenkapital / *Capital increase*	40 413	1 000	40 413	1 000
Netto kontantstrøm fra finansieringsaktiviteter / *Net cash flow from financing activities*	**40 413**	**1 000**	**40 413**	**1 000**
Effekt av valutakursendringer på kontanter / *Effect of changes in exchange rates on cash and cash equivalents*	0	0	-57	0
Netto endring i kontanter og kontantekvivalenter / *Net change in cash and cash equivalents*	**20 554**	**442**	**20 914**	**442**
Beholdning av kontanter og kontantekvivalenter 1.1. / *Cash and cash equivalents 1.1*	**465**	**23**	**465**	**23**
Beholdning av kontanter og kontantekvivalenter 31.12. / *Cash and cash equivalents 31.12*	**21 019**	**465**	**21 378**	**465**

*Regnskapstall for 2003 er å anse som proformatall. Sammenligningstallene knytter seg kun til Ecuanor ASA. Reelt sett er Amergy AS overtakende selskap i fusjonen gjennomført i 2004

Regnskapsprinsipper

Årsregnskapet inkludert konsernregnskap er satt opp i samsvar med regnskapsloven og god regnskapsskikk i Norge (GRS).

Sammenligningstall
Sammenligningstall i resultatregnskap, balanse og kontantstrømoppstilling er å anse som proformatall. Ved fusjonen med Amergy AS (stiftet 2004) gjennomført i regnskapsåret, var Amergy AS reelt sett overtakende selskap. Sammenligningstallene knytter seg kun til Ecuanor ASA (som om Ecuanor ASA var overtakende selskap).

Konsolideringsprinsipper
Konsernregnskapet består av morselskapet og datterselskaper hvor morselskapet direkte eller indirekte har bestemmende innflytelse. Konsernregnskapet utarbeides etter ensartede prinsipper, ved at datterselskapene følger de samme regnskapsprinsipper som morselskapet.

Konsernregnskapet er utarbeidet som om konsernet var en enhet, og alle vesentlige transaksjoner mellom konsoliderte selskaper er eliminert. Konserndannelsen er behandlet etter oppkjøpsmetoden, hvor konsernets kostpris fordeles på identifiserbare eiendeler og forpliktelser basert på anslått virkelig verdi på gjennomføringstidspunktet. Det avsettes for nominell verdi av utsatt skatt/skattefordel på mer-/mindreverdier mellom regnskaps- og skattemessige verdier for eiendeler og forpliktelser. Forskjellen mellom samlet anskaffelseskost og nettoverdien av identifiserbare eiendeler og forpliktelser balanseføres som goodwill og avskrives over økonomisk levetid.

Selskaper som er kjøpt i løpet av året medtas i konsernregnskapet fra oppkjøpstidspunktet. Datterselskaper som selges medtas tilsvarende frem til salgstidspunktet.

Ved konsolidering av utenlandske datterselskaper omregnes resultatregnskapet til norske kroner etter gjennomsnittskurs for regnskapsperioden, mens balansetallene omregnes etter balansedagens kurs. Omregningsdifferansen føres direkte mot opptjent egenkapital i konsernet.

Tilknyttede selskaper
Tilknyttede selskaper er selskaper hvor Ecuanor ASA ikke har kontroll, men betydelig innflytelse. Slike investeringer blir i konsernregnskapet behandlet etter egenkapitalmetoden, hvor konsernets andel av resultat etter skatt, etter fradrag for avskrivninger på henførbare merverdier og goodwill, blir resultatført som finansinntekt/finanskostnad.

Driftsinntekter
Inntektsføring ved salg av varer skjer på leveringstidspunktet. Tjenester inntektsføres etter hvert som de blir levert.

Omløpsmidler og kortsiktig gjeld
Omløpsmidler og kortsiktig gjeld omfatter normalt poster som forfaller til betaling innen ett år etter siste dag i regnskapsåret, samt poster som knytter seg til varekretsløpet. Omløpsmidler vurderes til laveste verdi av anskaffelseskost og antatt virkelig verdi (Laveste verdis prinsipp).

Anleggsmidler og langsiktig gjeld
Anleggsmidler omfatter eiendeler bestemt til varig eie og bruk for virksomheten. Anleggsmidler er vurdert til anskaffelseskost. Varige driftsmidler føres opp i balansen og avskrives lineært over driftsmidlets forventede økonomiske levetid. Varige driftsmidler nedskrives til virkelig verdi ved verdifall som forventes å ikke være av forbigående art. Nedskrivninger blir reversert når grunnlaget for nedskrivningen ikke lenger finnes å være til stede.

Olje- og gasseiendeler regnskapsføres i henhold til full kost-metode. Alle kostnader relatert til kjøp av lisenser til olje- og gassfelter og lete og utviklingsaktiviteter balanseføres. Kostnader relatert til produksjon og administrasjon resultatføres løpende. Balanseførte kostnader avskrives fra og med det året man fastslår olje- og gassreserver på feltet. Salg av mindre andeler i feltene krediteres balanseført verdi av olje- og gass eiendeler. Ved utgangen av hvert regnskapsår vurderes nedskrivninger opp mot beregnet virkelig verdi basert på fremtidig kontantstrøm.

Aksjer og andeler i datterselskaper og tilknyttede selskaper
Definisjon av datterselskaper fremgår av regnskapslovens § 1-3 og tilknyttede selskaper i § 1-4. Aksjer i datterselskaper og tilknyttede selskaper er i selskapsregnskapet vurdert etter kostmetoden. Spesifikasjon av investeringene er vist i egen note til regnskapsposten. Regnskapsmessig behandling i konsernregnskapet er opplyst under konsoliderings-prinsipper.

Regnskapsprinsipper i datterselskapers regnskaper
Datterselskapet Rocksource Energy Corporation anvender US GAAP i sin regnskapsavleggelse. Avvik fra konsernets generelle prinsipper er minimale, og nødvendiggjør ingen omarbeidelse eller spesielle kommentarer.

Valuta
Pengeposter i utenlandsk valuta vurderes etter børskursen på valutaen etter kursnoteringen på den siste dagen i regnskapsåret.

Prosjektkostnader
Aktiverte prosjektkostnader er relatert til leteaktiviteter tilknyttet konsesjonsrettigheter i Ecuador. Prosjektene avskrives fra det øyeblikk de gir inntekter. Det foretas nedskrivninger på prosjektene når de forlates eller hvor verdien anses redusert.

Fordringer
Kundefordringer og andre fordringer føres opp i balansen til pålydende etter fradrag for avsetning til påregnelig tap.

Skatt
Skattekostnaden i resultatregnskapet omfatter periodens betalbare skatt som blir utlignet og forfaller til betaling i neste regnskapsår, i tillegg til endring i utsatt skatt. Utsatt skatt er beregnet med skattesatsen ved utgangen av regnskapsåret (28 prosent) på grunnlag av skattereduserende og skatteøkende midlertidige forskjeller som eksisterer mellom regnskapsmessige og skattemessige verdier. I beregningen er det også medtatt ligningsmessig fremførbart underskudd ved regnskapsårets utgang. Skatteøkende og skattereduserende midlertidige forskjeller som reverserer eller kan reversere i samme periode er utlignet og nettoført. Eventuell utsatt skatt på merverdier i forbindelse med oppkjøp av datterselskaper blir ikke utlignet.

Overgang til IFRS
I henhold til til EØS-avtalens forordning skal alle børsnoterte selskaper avlegge konsernregnskap etter IFRS (International Financial Reporting Standards) fra og med 2005.

Ecuanor ASA arbeider nå med konverteringen/implementeringen i henhold til IFRS 1. Åpningsbalansen skal utarbeides i henhold til de IFRS-standardene som gjelder på balansedagen 31.12.2005, med overgangsdato 1.1.2004. Hovedregelen er at alle endringer i regnskapsprinsipper skal gjøres retrospektivt, det vil si som om det nye prinsippet alltid var blitt benyttet. Eventuelle implementeringseffekter skal derfor føres mot egenkapitalen ved inngangen til første sammenligningsår.

En faglig innstilling samt forslag til åpningsbalanse pr. 1.1.2004/1.1.2005 er under utarbeidelse, og styrebehandling/revisjon vil bli fullført innen avleggelsen av regnskapet for første kvartal 2005. Ecuanor ASA vil benytte IAS 34 "Interim Reporting" i sin delårsrapportering fra første kvartal 2005.

Selskapets amerikanske datterselskap som i dag følger US GAAP vil gjennomføre en tilsvarende omarbeidelse til IFRS fra 2005. Arbeidet er igangsatt og foreløpige vurderinger har ikke avdekket forhold som vil påvirke resultat og egenkapital i vesentlig grad.

Følgende poster vil kunne gi endringer:
- Tilknyttet selskap (formelt sett) må konsolideres på grunn av Ecuanors tilhørende kjøpsopsjon på resterende aksjer i selskapet. Balansesummene vil med dette øke betydelig, og konsernet vil få minoritetsinteresser.
- Regnskapsmessig gjennomføringstidspunkt for fusjon skal i henhold til IFRS settes til kontrolltidspunktet (normalt generalforsamlingsdato). Fusjonen er i henhold til NGAAP bokført på avtaletidspunktet. Endret bokføringsdato vil kunne gi endret verdivurdering med påvirkning både av balanse og resultat.
- I henhold til IFRS skal goodwill ikke avskrives, men testes for verdifall og eventuell nedskrives.

Noter

Note 1 – Segmentinformasjon

Selskapets primære segmentinndeling er følgende:
1. Olje og gass
2. Mineraler og metaller

Etter fusjonen med Amergy AS, som ble enstemmig vedtatt i ekstraordinær generalforsamling den 20. september 2004 endret selskapet strategi til fokus på leting etter og utvinning av olje og gass og mineraler/malmer ved bruk av elektromagnetisk måling – EM-teknologi. Gull kan vanskelig påvises ved bruk av EM-teknologi, og utgjør derfor ikke lenger en del av konsernets strategiske satsingsområde.

1. Olje og gass
Geografisk er olje- og gassutviklingen i hovedsak konsentrert i USA gjennom datterselskapet Rocksource Energy Corporation som har ti letelisenser etter olje og gass på land i USA. Prospektporteføljen har et estimert netto utvinnbart potensial på ca. 5,9 millioner fat olje og ca. 5,8 milliarder kubikkfot med gass. I tillegg har selskapet flere mindre prospektmuligheter med et totalt potensial på ca. 1,6 millioner fat olje og 7,5 milliarder kubikkfot gass. Det ble produsert gass i et meget begrenset omfang i 2004.

Med basis i EM-teknologi som et konkurransefortrinn er Ecuanor nå et lete- og produksjonsselskap (E&P selskap). EM-teknologien – som er under rask global utvikling – brukes for å skille mellom vann og hydrokarboner i et reservoar. Dette medfører at risikoen for å bore tørre hull reduseres. Teknologien vil i tillegg til tradisjonell seismikk bidra til å redusere leterisiko, samt gi muligheter for økt produksjon. EM-teknologien utvikles i Rocksource Geotech AS hvor Ecuanor eier 20 prosent og har opsjon til å kjøpe de resterende 80 prosent av selskapet for NOK 150 millioner.

Ecuanor har en evigvarende eksklusiv rett – men ikke plikt – til for egen regning og risiko å markedsføre og selge alle Rocksource Geotechs *produkter og løsninger innenfor olje- og gassindustrien i USA, Canada og Ecuador*. I tillegg gis rett til bruk innenfor Ecuanors egen direkte virksomhet i olje- og gassindustrien i USA, Canada og Ecuador. Rocksource Geotech skal også levere nødvendige støttefunksjoner og annet som er ønskelig i denne sammenheng til Ecuanor, på kommersielle vilkår.

Det forventes ikke vesentlige fremtidige opprydningskostnader tilknyttet dagens lisenser.

2. Mineraler og metaller
Selskapet har fire letelisenser etter gull i Ecuador. Det har *ikke vært foretatt investeringer eller undersøkelser i selskapets lisenser i løpet av året*.

Ecuanor har en global, evigvarende eksklusiv rett – men ikke plikt – til for egen regning og risiko å markedsføre og selge alle Rocksource Geotechs produkter og løsninger innen gruvedrift. Rocksource Geotech skal også levere nødvendige støttefunksjoner og annet som er ønskelig i denne sammenheng til Ecuanor, på kommersielle vilkår.

Primær rapporteringsformat
Ecuanors primære rapporteringsformat er basert på virksomhetsområder. Virksomheten har i 2004 vært igjennom en betydelig omstrukturering med flere foretaksintegrasjoner, og har derfor administrative kostnader som må fordeles ut i fra noe skjønn. Virksomhetsområdene har ikke selvstendig finansiering, og finansposter og arbeidskapital er *dermed ikke fordelt. Det har ikke vært* transaksjoner mellom segmentene.

Virksomhetsområder (TNOK)	*Olje/gass*	*Mineraler/metaller*	*SUM*
Eksterne driftsinntekter	74	70	144
Lønnskostnad	1 404	0	1 404
Avskrivninger	1 411	670	2 081
Nedskrivninger	0	34 038	34 038
Andre driftskostnader	5 442	650	6 092
Driftsresultat	**-8 183**	**-35 288**	**-43 471**
Resultat av investering i tilknyttet selskap	-291	0	-291
Fordelt resultat	**-8 474**	**-35 288**	**-43 762**
Ufordelt finans			-269
Konsernets resultat			**-44 031**
Sum eiendeler fordelt	**9 219**	**0**	**9 219**
Sum arbeidskapital ufordelt			**19 580**
SUM = EK			**28 799**

I regnskapsåret 2003 opererte selskapet kun innenfor virksomhetsområdet mineraler/metaller.

Sekundært rapporteringsformat
Sekundært rapporteringsformat er geografi, noe som i stor grad overensstemmer med konsernets juridiske struktur.

Geografi (TNOK)	*Norge*	*USA*	*Ecuador*	*Eliminering*	*Sum*
Eksterne driftsinntekter	62	12	70		144
Lønnskostnad	0	1 404	0		1 404
Avskrivninger	777	1 304	0		2 081
Nedskrivninger	23 456	0	10 582		34 038
Andre driftskostnader	5 074	518	500		6 092
Driftsresultat	-29 245	-3 214	-11 012		-43 471
Finans	-415	-145	0		-560
Konsernets resultat	-29 660	-3 359	-11 012		-44 031
Sum eiendeler	**33 543**	**1 620**	**0**	**-3 778**	**31 385**
Sum gjeld	**2 226**	**5 134**	**0**	**-4 774**	**2 586**

I regnskapsåret 2003 opererte selskapet i hovedsak innenfor Norge som geografisk område. Ingen aktivitet i USA og svært begrenset aktivitet i Ecuador. Aktiviteten i Ecuador var begrenset til administrasjonens arbeid for å få på plass fremtidsrettede samarbeidsavtaler *for videre utvikling*.

Note 2 – Varige driftsmidler og immaterielle eiendeler (TNOK)

Ecuanor ASA	*Driftsløsøre inventar, verktøy, kontormaskiner*	*Aktiverte prosjekt-kostnader*	*Olje- og gass-eiendommer*	*Goodwill fusjon*	*SUM*
Anskaffelseskost pr. 1.1.	0	84 477	0	0	84 477
+ Tilgang	71	32	0	24 125	24 228
- Avgang	0	0	0	0	0
Anskaffelseskost pr. 31.12.	**71**	**84 509**	**0**	**24 125**	**108 705**
Akk. avskr./nedskr. pr 1.1.	0	73 927	0	0	73 927
+ Ordinære avskrivninger	6	0	0	670	676
- Tilbakeført avskrivning	0	0	0	0	0
+ Nedskrivninger	0	10 582	0	23 455	34 037
Akk. avskr./nedskr. pr. 31.12.	6	84 509	0	24 125	108 640
Balanseført verdi pr 31.12.	**65**	**0**	**0**	**0**	**65**
Økonomisk levetid (år)	5			15	
Avskrivningsplan	Lineær			Lineær	

Konsern	*Driftsløsøre inventar, verktøy, kontormaskiner*	*Aktiverte prosjekt-kostnader*	*Olje- og gass-eiendommer*	*Goodwill fusjon/oppkjøp*	*SUM*
Anskaffelseskost pr. 1.1.	0	84 477	0	0	84 477
+ Tilgang	71	32	2 658	27 763	30 524
- Avgang /negativ kursjustering	0	0	446	0	446
Anskaffelseskost pr. 31.12.	**71**	**84 509**	**2 212**	**27 763**	**114 555**
Akk. avskr./nedskr. pr. 1.1.	0	73 927	0	0	73 927
+ Ordinære avskrivninger	6	0	1 304	771	2 081
- *Tilbakeført avskrivning*	0	0	0	0	0
+ Nedskrivninger	0	10 582	0	23 455	34 037
Akk. avskr./nedskr. pr. 31.12.	6	84 509	1 304	24 226	110 045
Balanseført verdi pr 31.12.	**65**	**0**	**908**	**3 537**	**4 510**
Økonomisk levetid (år)	5			15	
Avskrivningsplan	Lineær		Unit of production	Lineær	

Goodwill gjelder integrasjon av følgende selskaper:	*Anskaff.kost*	*Restverdi 31.12.*
Amergy AS (fusjon)	TNOK 24 125	TNOK 0
Rocksource Energy Corporation (oppkjøp/konserndannelse)	TNOK 3 638	TNOK 3 537

Viser også til note 3 vedrørende foretaksintegrasjoner.

Økonomisk levetid for goodwill estimeres med utgangspunkt i de finansielle vurderinger som gjøres i forbindelse med verdsettelsen av den enkelte virksomhet som kjøpes. Disse vurderingene vil som hovedregel basere seg på at goodwill knyttet til den ervervede virksomheten har en økonomisk levetid som overstiger 5 år. Ecuanor ASA benytter hovedsakelig en levetid på 15 år for kjøp som bringer konsernet inn i nye virksomhetsområder/markeder eller som på annen måte har vesentlig strategisk betydning for eksisterende virksomhet.

Forutsetninger som er lagt til grunn for nedskrivninger:
Strategiendringer innebærer at gull ikke lenger er en del av konsernets sentrale satsingsområde. På denne bakgrunn er det gjennomført nedskrivninger av goodwill og prosjektkostnader knyttet til selskapets gullvirksomhet.

Note 3 – Foretaksintegrasjoner

Fusjon med Amergy AS
Med bakgrunn i fusjonsplan av 5.8.2004 fusjonerte Amergy AS med Ecuanor ASA med regnskapsmessig gjennomføringstidspunkt 31.7.2004. Amergy ble juridisk sett et tingsinnskudd i Ecuanor med utstedelse av vederlagsaksjer i Ecuanor til tidligere aksjonærer i Amergy. Bytteforholdet ble satt til 1,0 : 5,88 etter gjennomført kontantemisjon i Amergy på TNOK 40 413, basert på en fremforhandlet verdsettelse av Amergy til TNOK 126 578 og Ecuanor til TNOK 21 542 (i henhold til gjennomsnittlig børskurs juni 2004). Kapitalforhøyelsen i Ecuanor var TNOK 63 289, som i sin helhet utgjorde aksjekapital.

Fusjonen representerte en omvendt overtakelse, da aksjonærene i Amergy etter gjennomført kapitalforhøyelse fikk en kontrollerende eierposisjon i Ecuanor. Regnskapsmessig ble transaksjonen behandlet som om Amergy hadde overtatt Ecuanor.

I selskapsregnskapet til Ecuanor ble anskaffelseskost av overdragende selskap tilordnet identifiserbare eiendeler, gjeld og goodwill, og oppført til virkelig verdi på fusjonstidspunktet. Reelt sett var det Amergy som overtok Ecuanor, og anskaffelseskost for aksjene i Ecuanor TNOK 34 040 (basert på børskurs 31.7) ble tilordnet balanseposter i Ecuanor. Ecuanor hadde på fusjonstidspunktet en egenkapital på TNOK 9 915, noe som gav en merverdi på oppkjøpstidspunktet på TNOK 24 125.

Hele merverdien er henført til goodwill. Selskapet kan korrigere tilordningen innen utgangen av 2005. Goodwill er en residualpost som inkluderer utsatt skatt, og utsatt skatt i forbindelse med fusjonen er derfor ikke balanseført særskilt.

Som en følge av at reelt og formelt overtakende selskap / overdragende selskap er forskjellig fikk man en differanse i balansen, etter eliminering av egenkapital i overdragende selskap på oppkjøpstidspunktet. Effekten ble beregnet til TNOK 135. Eliminering av egenkapitalen ved regnskapsføring av fusjonen ble gjort ved at opptjent egenkapital fra reelt sett overtakende selskap (Amergy) ble videreført. Overkursfondet ble da bestemt residualt.

Fusjonen ble gjennomført med skattemessig virkning fra 1.1.2004, og med skattemessig kontinuitet.

Oppkjøp av Rocksource Energy Corporation (REC)
Med regnskapsmessig overtakelsesdato 31.7.2004 ble 100 prosent av aksjene i REC overtatt av Amergy AS (senere innfusjonert i Ecuanor ASA). Aksjene i REC var juridisk et tingsinnskudd i Amergy, med oppgjør i utstedte vederlagsaksjer. Bytteforholdet ble satt til 1,5 : 1,0 basert på verdsettelse av REC til TNOK 2 250 og Amergy til TNOK 1 500. Oppkjøpet representerer en omvendt overtagelse, og tilhørende egenkapitaldifferanse ble beregnet til minus TNOK 1 109. Ved tilordning av anskaffelseskost til balansepostene fremkom en merverdi på TNOK 3 638. Hele merverdien er henført til goodwill.

Note 4 – Lønn og godtgjørelser

	Ecuanor ASA		*Konsernet*	
TNOK	*2004*	*2003*	*2004*	*2003*
Lønn og royalties	0	0	1 301	0
Folketrygdavgift og lignende.	0	0	103	0
Pensjonskostnader	0	0	0	0
Andre ytelser	0	0	0	0
Sum	0	0	1 404	0
Gjennomsnittlig antall ansatte	0	0	2	0

Ecuanor ASA leier inn administrativ kapasitet fra selskapet Dag Overgsten AS. Avtalen omfatter generell ledelse, løpende administrasjon, kontraktsadministrasjon, finansiering og investor relations. Forretningsføreravtalen løper til 1.12.2008 med mulighet for ytterligere forlengelse i to år. Fast honorar utgjør TNOK 425 pr. md. for løpende forretningsførsel. I tillegg viderefaktureres husleie med TNOK 30 pr. md. Ved innhenting av ny fremmed- eller egenkapital til Ecuanor ASA skal den faste godtgjørelse økes årlig med 1,75 prosent av innhentet kapital. Samlet utbetalt godtgjørelse for 2004 utgjør TNOK 4 674.

Selskapet har en konsulentavtale med selskapets tidligere administrerende direktør Øivind Midtbø (ved selskapet Finanskonsult AS). Finanskonsult AS fakturerer arbeid for Ecuanor ASA i henhold til medgått tid, dog minimum TNOK 29 pr. md. Avtalen løper frem til og med juni 2005. Honorar vedrørende 2004 utgjør TNOK 589. Godtgjørelse til Finanskonsult AS var for 2003/2002 henholdsvis TNOK 378/372 inkl. mva.

Geologiteamet i Bergen, ved geologene og professorene Jonny Hesthammer og John Howell, er underlagt forretningsføreravtalen med Dag Overgsten AS og fakturerer Ecuanor etter medgått tid. Honorarer for 2004 utgjør til sammen TNOK 616.

Administrerende direktør (CEO) og Finansdirektør (CFO) i Ecuanor ASA er formelt ansatt i Dag Overgsten AS.

Det eksisterer ingen bonus-, etterlønns- eller opsjonsavtaler for styret eller ledende ansatte. Administrerende direktør (CEO) i datterselskapet Rocksorce Energy Corporation mottar royalty i henhold til avtale.

Det er ikke utbetalt ordinært styrehonorar i regnskapsåret. Styrets leder har utført konsulentoppdrag for innfusjonerte Amergy AS i forbindelse med oppkjøp av Rocksource Energy Corporation og gjennomført emisjon i Amergy AS, og samlet honorar for dette arbeidet utgjør TNOK 150.

Tre av selskapets aksjonærer (hvorav to er styremedlemmer) lånefinansierte i perioden 2002–2004 selskapet med til sammen (ved innfrielse) TNOK 800. Lånene er renteberegnet og tilbakebetalt pr. 31.12.2004.

Kostnadsførte revisjonshonorarer utgjør i TNOK eks. mva.:

	Ecuanor ASA	*Konsernet*
Revisjonshonorar	91	91
Bistand foretaksintegrasjoner og andre tjenester	902	902

Note 5 – Aksjeinnehav ledelse og styre med nærstående

Ledelse/ansatte	*Stilling*	*Antall aksjer*
Jan Sjølie	CEO	6 683 054
Tommy Sundt	CFO	2 010 569
Jonny Hesthammer	Geolog	12 350 519
John Howell	Geolog	12 350 519
Thomas A Collins	CEO Rocksource Energy Corp. (REC)	16 474 504
G. J. Wilson	Manager E&P REC	1 412 568
Øivind Midtbø	Tidligere CEO	247 600

Styret	*Stilling*	*Antall aksjer*
Arve Johnsen	Styrets leder	12 350 450
Dag Overgsten jr.	Styremedlem	25 371 411
Aksel Grøsvig	Styremedlem	5 472 333
Bjarne Skeie	Styremedlem	16 117 736
Berge Gerdt Larsen	Styremedlem	0*
Mimi K. Berdal	Styremedlem	0
Anne-Grete Ellingsen	Styremedlem	0

Oppgitt aksjeeie omfatter både direkte og indirekte (via selskaper som kontrolleres) aksjeinnehav.

*Representerer Det Norske Oljeselskap ASA med 59 213 448 aksjer.

Note 6 – Aksjer i datterselskaper og tilknyttede selskaper

Selskap	*Klassifisering*	*Hovedkontor*	*Eierandel*
Rocksource Energy Corporation	Datterselskap	Houston, USA	100 %
Mesaloma SA	Datterselskap	Quito, Ecuador	100 %
Rocksource Geotech AS	Tilknyttet selskap	Bergen, Norge	20 %

Aksjer i tilknyttet selskap er i konsernregnskapet bokført i henhold til egenkapitalmetoden (TNOK):

Anskaffelseskost 20 %	5 000
Egenkapital oppkjøpstidspunkt 20 %	1 021
Merverdi oppkjøpstidspunkt = goodwill	***3 979***
Verdi i balansen ved periodens begynnelse	0
Tilgang i perioden	5 000
Resultatandel	-202
Avskrivning goodwill (15 år)	-89
Verdi i balansen ved regnskapsårets slutt	**4 709**
Merverdi ved periodens slutt	**3 890**

Ecuanor ASA har en tidsbegrenset opsjon som løper til 10. juli 2009 på kjøp av resterende 80 prosent av Rocksource Geotech AS for TNOK 150 000.

Aksjene Mesaloma SA er i selskapsregnskapet nedskrevet med TNOK 194 til null i 2004. Gjennomført nedskrivning av aksjer i datterselskaper har ingen resultateffekt for konsernet. Interessene i Ecuador ivaretas av advokat Manuel Teran Moscoso i advokatfirmaet Teran, Teran y Teran.

Note 7 – Fordringer og gjeld med datterselskaper og tilknyttede selskaper (TNOK)

	Datterselskap	*Tilknyttet selskap*
Kortsiktige fordringer	4 774	0
Kortsiktig gjeld	0	0

Det er ikke avgitt pantstillelse, annen sikkerhetsstillelse eller garantier o.l. til fordel for datterselskaper og tilknyttet selskap.

Note 8 – Skatt (TNOK)

	Ecuanor ASA		*Konsernet*
	2004	*2003*	*2004**
Spesifikasjon av årets skattegrunnlag:			
Resultat før skattekostnader	-40 474	-708	-44 444
+ Permanente og andre forskjeller	18 687	0	18 742
+ Endring i midlertidige forskjeller	10 568	0	11 192
= Skattepliktig inntekt	-11 220	-708	-14 510
Spesifikasjon av årets skattekostnad:			
Betalbar skatt	0	0	0
Endring ikke-bokført utsatt skattefordel	0	0	0
= Ordinær skattekostnad	0	0	0
Skattesats 31.12.	28	28	

*Inkluderer datterselskapet hele 2004.

	Ecuanor ASA		*Konsernet*
Utsatt skatt / utsatt skattefordel	*2004*	*2003*	*2004*
Driftsmidler inkl. goodwill	10 568	0	11 771
Skattemessig fremførbare underskudd som utlignes	87 467	84 089	103 727
= Grunnlag utsatt skattefordel Norge	98 035	84 089	98 035
= Grunnlag utsatt skattefordel USA			17 463
Balanseført utsatt skattefordel	0	0	0
Ikke balanseført utsatt skattefordel i Norge (28 %)	**27 450**	**23 545**	
Ikke balanseført utsatt skattefordel i USA (35 %)			**6 112**

Fremførbare underskudd i Norge forfaller med TNOK 10 446 i 2005, 6 524 i 2006, 7 752 i 2007, 10 578 i 2008, 8 218 i 2009, 2 886 i 2010, 17 500 i 2011, 11 635 i 2012, 708 i 2013 og 11 220 i 2014.

Note 9 – Aksjekapital/aksjeeiere

Selskapet har 296 240 947 aksjer hver pålydende NOK 0,25. Samlet aksjekapital utgjør NOK 74 060 236,75. Selskapet har kun én aksjeklasse. Det foreligger ingen rettigheter som kan medføre utstedelse av nye aksjer. Selskapets 20 største aksjeeiere pr 31.12. er:

DNO ASA	59 213 448	Jan Sjølie	6 683 054
Dexia Banque Int.	43 383 467	Tobi AS	6 616 673
Dag Dvergsten AS	23 303 421	Agres Eiendomspartner KS	4 472 333
Thomas A. Collins	16 474 504	Gunnar Stokke	2 707 068
Skeie Group AS	16 117 736	Kristian Stokke	2 707 068
Hesthammer Geoservice AS	12 350 519	Orlofsky Mineral Holding LLC	2 452 154
John A. Howell	12 350 519	Hasselhaugen AS	2 067 990
Arve Johnsen	12 350 450	Tomsun Invest AS	2 010 569
The CR Bearden Family Ltd Partnership	10 889 966	Bjørk Invest AS	2 009 057
Famhold AS	8 220 398	Pål E. Vegard	1 999 057

Note 10 – Egenkapital (TNOK)

ECUANOR ASA	*Aksjekapital*	*Egne aksjer*	*Overkursfond*	*Annen EK / udekket tap*	*SUM*
Pr. 1.1.	**10 771**	**-72**	**500**	**-665**	**10 534**
Korreksjon egne aksjer		47		-47	0
Kapitalutvidelse	63 289				63 289
Emisjons- og fusjonskostnader				-1 898	-1 898
Effekt av omvendt overtagelse ved fusjon				-135	-135
Årets underskudd			-500	-39 974	-40 474
Pr. 31.12.	**74 060**	**-25**	**0**	**-42 710**	**31 317**

KONSERN	*Aksjekapital*	*Egne aksjer*	*Overkursfond*	*Annen EK / udekket tap*	*SUM*
Pr. 1.1.	10 771	-72	500	-859	10 340
Korreksjon egne aksjer		47		-47	0
Kapitalutvidelse	63 289				63 289
Emisjons- og fusjonskostnader				-1 898	-1 898
Effekt av omvendt overtakelse ved fusjon/konserndannelse			819	156	975
Omregningsdifferanse				123	123
Årets underskudd			-1 319	-42 712	-44 031
Pr. 31.12.	**74 060**	**-25**	**0**	**-45 236**	**28 799**

Note 11 – Egne aksjer

Selskapet har 99 996 egne aksjer med samlet pålydende NOK 24 999. Samlet kostpris for ervervet var TNOK 117. Begrunnelsen for kjøpet av egne aksjer var å ha en beholdning for et eventuelt incentivprogram for nøkkelpersonell

Note 12 – Proformatall (TNOK)

Merk at også ordinære sammenligningstall reelt sett er å anse som proformatall – se omtale under regnskapsprinsipper.

Proformatallene er ment å gi et sammenligningsgrunnlag for hele regnskapsåret basert på konsernets sammensetning ved utgangen av 2004. Proformatall er beheftet med større usikkerhet enn faktiske sammenligningstall og vil ikke nødvendigvis reflektere de resultater som ville ha blitt realisert dersom foretaksintegrasjonene faktisk hadde vært foretatt på et tidligere tidspunkt.

Beregningene er basert på at fusjonen mellom Ecuanor og Amergy, og Amergys oppkjøp av datterselskapet Rocksource Energy Corporation (REC), skjedde 1. januar henholdsvis 2003 og 2004. Beregnet goodwill ved fusjonen er nedskrevet til null i 2004, og ingen proforma justeringer er nødvendige. Helårsavskrivning av goodwill fra oppkjøp av datterselskapet REC samt underskudd fra tilknyttet selskap er inkludert, nedskrivning av aksjer i datterselskapet Mesaloma er reversert (tapet konsolidert i 2003), og proforma renteavkastning på netto overskuddslikviditet fra kapitalforhøyelse MNOK 38,9 er beregnet med en rentesats 2 prosent.

Proforma	*2004*	*2003*
Driftsinntekter	222	329
Nedskrivninger	34 038	0
Avskrivninger	2 316	2 022
Andre driftskostnader	8 651	1 529
Sum driftskostnader	45 005	3 606
DRIFTSRESULTAT	**-44 783**	**-3 277**
Netto finansposter	47	436
ÅRSRESULTAT	**-44 736**	**-2 841**
Proforma resultat pr. aksje	**-0,301**	**-0,066**

Note 13 – Andre driftskostnader (TNOK)

	Ecuanor ASA		*Konsernet*
	2004	*2003*	*2004*
Frakter ol	5	0	5
Lokaler, kontorrekvisita, telefon mv.	302	58	384
Leie data, anskaffelser	21	0	21
Fremmedtjenester, honorarer o.l	4 640	427	4 675
Produksjonsleie, produksjonskostnader, etc.	0	0	364
Reisekostnader	210	4	245
Kontingenter, gaver, representasjon	17	0	17
Forsikringer	80	94	80
VPS/aksjonærkostnader	273	127	273
Øvrige kostnader	26	11	28
SUM	**5 574**	**721**	**6 092**

Note 14 – Finansiell markedsrisiko

Konsernet er eksponert for en viss valutarisiko i tilknytning til det amerikanske datterselskapet, men denne anses moderat da selskapet har både inntekter og kostnader i USD. Renterisiko og kredittrisiko må i dagens situasjon vurderes som lav. Selskapet har derfor ikke inntatt sikringsposisjoner for å avgrense risiko på disse områdene.

Oslo, 31.12.04 / 31.3.05



Arve Johnsen (styrets leder)	Dag Dvergsten jr.	Aksel Græsvig	Bjarne Skeie
Berge Gerdt Larsen	Mimi K. Berdal	Anne-Grete Ellingsen	Jan Sjelle (Adm.dir.)

Revisors beretning

ERNST & YOUNG

Til generalforsamlingen i
Ecuanor ASA

Revisjonsberetning for 2004

Vi har revidert årsregnskapet for Ecuanor ASA for regnskapsåret 2004, som viser et underskudd på TNOK 40 474 for morselskapet og et underskudd på TNOK 44 031 for konsernet. Vi har også revidert opplysningene i årsberetningen om årsregnskapet, forutsetningen om fortsatt drift og forslaget til dekning av underskuddet. Årsregnskapet består av resultatregnskap, balanse, kontantstrømoppstilling, noteopplysninger og konsernregnskap. Årsregnskapet og årsberetningen er avgitt av selskapets styre og administrerende direktør. Vår oppgave er å uttale oss om årsregnskapet og øvrige forhold i henhold til revisorlovens krav.

Vi har utført revisjonen i samsvar med revisorloven og god revisjonsskikk i Norge. God revisjonsskikk krever at vi planlegger og utfører revisjonen for å oppnå betryggende sikkerhet for at årsregnskapet ikke inneholder vesentlig feilinformasjon. Revisjon omfatter kontroll av utvalgte deler av materialet som underbygger informasjonen i årsregnskapet, vurdering av de benyttede regnskapsprinsipper og vesentlige regnskapsestimater, samt vurdering av innholdet i og presentasjonen av årsregnskapet. I den grad det følger av god revisjonsskikk omfatter revisjon også en gjennomgåelse av selskapets formuesforvaltning og regnskaps- og interne kontrollsystemer. Vi mener at vår revisjon gir et forsvarlig grunnlag for vår uttalelse.

Vi mener at

- årsregnskapet er avgitt i samsvar med lov og forskrifter og gir et uttrykk for selskapets og konsernets økonomiske stilling 31. desember 2004 og for resultatet og kontantstrømmene i regnskapsåret i overensstemmelse med god regnskapsskikk i Norge
- ledelsen har oppfylt sin plikt til å sørge for ordentlig og oversiktlig registrering og dokumentasjon av regnskapsopplysninger i samsvar med lov og god regnskapsskikk i Norge
- opplysningene i årsberetningen om årsregnskapet, forutsetningen om fortsatt drift og forslaget til dekning av underskuddet er konsistente med årsregnskapet og er i samsvar med lov og forskrifter.

Oslo, 4. mai 2005
ERNST & YOUNG AS

Ernst Alsaker statsautorisert revisor	Arne Dale statsautorisert revisor

Electromagnetic imaging (EM)

Offshore hydrocarbon exploration is a challenging and expensive business. Much of an exploration budget is set aside to fund collection and analysis of 2D and 3D seismic data, while the lion's share of exploration funding is earmarked for drilling wells. However, the chances of an exploration discovering hydrocarbons are extremely slim – less than 20%, on the whole. This is partly due to the seismic response to hydrocarbon-filled reservoirs. As low a gas-saturation level as 5–10% (i.e. non-commercial reserves) can lead to the display of seismic features as bright spots and flat spots, thus demonstrating the problems related to the use of seismic data for direct hydrocarbon detection. New methods to boost hydrocarbon detection rates will greatly benefit oil and gas exploration operators.

Groundbreaking developments in electromagnetic imaging (EM) technology over recent years and subsequent use in offshore hydrocarbon exploration have already shown encouraging results in detecting hydrocarbon reserves in potential reservoirs prior to drilling wells. ElectroMagnetic GeoServices AS (emgs AS), the Norwegian pioneer of a patented hydrocarbon detection technique using electromagnetic waves, has verified the method by the drilling of more than 15 wells. In all cases, data from EM surveys were able to predict the outcome of the wells successfully. This has major implications and indicates how using EM data can raise detection rates by as much as 50%, or even more. As such, EM heralds a new epoch for the oil and gas industry, with great potential as this new technology is being exploited. Ecuanor is the first resource company to base operations on exploiting EM as a key competitive edge.

Although EM technology is already deemed a success, the petroleum industry and research institutions still face the task of designing data interoperability with other data types in order to fully exploit reserves detected by remote resistivity surveys. This includes integrating EM data with seismic and well data as well as adopting a sound geological approach. Geoscientists will be invited to participate in the establishment of a new and highly advanced integrated work flow where EM data are incorporated into the analyses. Ecuanor, through Rocksource Geotech, has gained access to state-of-the-art technical solutions to boost an advanced integrated policy.

EM basics

During the last century, EM techniques were successfully applied in the mining industry, with numerous EM surveys for petroleum exploration conducted on land as well. EM methods led to the discovery of Urengoy, the world's largest gas field, in Russia. In marine environments, EM techniques have been employed for some years in the study of ocean basins and active spreading centres, although the first offshore testing using EM data for direct hydrocarbon detection did not occur until 2000. This test was carried out by Statoil offshore Angola and yielded enough positive results to warrant commercialisation of the concept through emgs AS.

The concept of EM surveys is based on the induction of an electromagnetic field in a conductive subsurface being affected by its resistivity anomalies. In marine environments, saltwater-filled sediments are good conductors, whereas hydrocarbon-filled sediments give examples of high resistivity inclusions that disturb the electromagnetic field. The electromagnetic field affected by subsurface anomalies propagates back to the seafloor where it is recorded by the receivers (Figure 1).



Figur 1: Elektromagnetic energy is emitted from a source. The energy propagates into the subsurface. If there are no hydrocarbons present, the energy will gradually be attenuated and disappear. If, however, hydrocarbons are present, EM energy is reflected and refracted back to the sea floor where the energy can be recorded by receivers.

The recorded information is sufficient to create relatively detailed charts of subsurface resistivity distribution. The recordings of the electric and magnetic fields on the seabed contain a significant amount of natural background noise (MT, water current induction), which, added to source and receiver position reservations complicate high-resolution EM data interpretation. Expertise in energy propagation patterns in the subsurface is mandatory, as well as the use of advanced algorithms in order to create the resistivity image. Rocksource Geotech

Through Rocksource Geotech AS, Ecuanor ASA has gained access to advanced modelling and processing algorithms as well as key expertise to ensure proper handling of EM data, both before and after data are collected. In the future, data acquisition will be highly advanced, both in terms of geometry (3D) and equipment. A detailed feasibility study using 3D modelling algorithms at this stage must be performed before any EM data can be collated (Figure 2).



Figure 2: Modelling is used to test feasibility to obtain key information from EM data for a specific area and geological setting.

Then the acquired EM data must be processed, using advanced 3D inversion algorithms at this stage. Finally, the EM data must be co-rendered with seismic and geological data for advanced integrated interpretation. This is the most important step, and one that requires meticulous modelling and processing pre-work (Figure 3).



Figure 3: The figure on the left depicts a seismic section. The green circle indicates a prospect identified from the seismic data. The figure on the right shows the same seismic section, but with real EM added to the image. The EM data show the presence of shallow gas and a probable hydrocarbon reservoir at depth (hot colours are high resistivity areas, indicating hydrocarbons). Shallow gas can cause drilling problems. Had the probe been based solely on seismic data, the target would most likely have been missed as the accumulation of oil or gas is further left as indicated by the EM data (red colours).

Rocksource Geotech has developed essential tools for use in all stages of the advanced work flow, from initial testing to final integrated interpretation. The tools have been successfully tested on real data and verified against seismic observations. So far, analyses point to there being significantly more potential in the EM data than indicated by the more basic 1D and 2D data acquisition and processing approaches. This relates to identification of smaller and deeper targets as well. Rocksource Geotech does not carry out actual EM data acquisition as this is outsourced to a number of companies offering these services. Rocksource Geotech's focus is on fully understanding the modelling, processing and interpretation of EM data in conjunction with other data types. Ecuanor believes that Rocksource Geotech holds one of the most advanced approaches in this respect. Furthermore, Rocksource Geotech is dedicated to bringing EM into production for enhanced recovery, which will potentially have a very significant impact on production areas owned by Ecuanor.



1000

Appendix 3: Half-year report for Rocksource as of 30 June 2005 (unaudited)


Second Quarter 2005

ROCKSOURCE

Resultatregnskap / Income statement

	Q2 2005 IFRS NOK 000'	Q2 2004 IFRS NOK 000'	30.06.2005 IFRS NOK 000'	30.06.2004 IFRS NOK 000'	2004 IFRS NOK 000'
Driftsinntekter / Operating income					
Salgsinntekter / Revenue	1 743	-	1 782	-	219
Sum driftsinntekter/Total Operating Income	1 743	-	1 782	-	219
Driftskostnader/ Operating expenses					
Driftskostnader, olje og gass / Operating costs, oil & gas	1 706	-	1 755	-	215
Lønnskostnad / Payroll and related cost	760	-	1 606	-	1 592
Avskrivning på varige driftsmidler / Depreciation and amortisation	591	-	610	-	1 110
Nedskrivning av varige driftsmidler / Impairment loss on fixed assets	-	-	-	-	32 578
Annen driftskostnad / Other operating expenses	7 036	763	11 197	763	7 006
Sum driftskostnader / Total operating expenses	10 093	763	15 080	763	42 501
Driftsresultat / Operating result	-8 350	-763	-13 298	-763	-42 282
Finansinntekter / Financial income	62	-	208	-	363
Finanskostnader / Financial expenses	663	-	730	-	615
Netto finansposter/ Net financials	-580	-	-522	-	-253
Resultat/Result	-8 930	-763	-13 820	-763	-42 534
Herav majoritetens andel av resultatet / Majority share of profit	-8 301	-763	-12 501	-763	-41 824
Herav minoritetens andel av resultatet / Minority share of profit	-629	-	-1 319	-	-710
Resultat pr aksje / Result per share	-0,030	-0,763	-0,048	-0,763	-0,286
Utvannet resultat pr aksje / Diluted result per share	-0,030	-0,763	-0,048	-0,763	-0,286

ROCKSOURCE

Balanse / Balance sheet

	30.06.2005 IFRS NOK 000'	30.06.2004 IFRS NOK 000'	31.12.2004 IFRS NOK 000'
EIENDELER / ASSETS			
Aleggsmidler/Fixed Assets			
Immatrielle Eiendeler/Intangible fixed assets			
Immaterielle eiendeler/ Intangible assets	110	-	41
Goodwill	154 563	-	117 534
Sum Immatrielle eiendeler/Total intangible fixed assets	154 673		117 575
Varige driftsmidler/Tangible fixed assets			
Olje- og gasseiendommer / Oil- and gas properties	10 485	-	947
Inventar og kontormaskiner / Furniture, fixtures and office machines	198	-	85
Sum Varige driftsmidler/Total tangible assets	10 684		1 032
Sum anleggsmidler / Total fixed assets	165 357	-	118 607
OMLØPSMIDLER / CURRENT ASSETS			
Kortsiktige fordringer / short term receivables			
Kundefordringer / Trade receivables	851	-	-
Andre fordringer / Other receivables	4 487	-	1 009
Sum fordringer / Total receivables	5 338		1 009
Bankinnskudd / Bank deposits	61 297	110	25 544
Sum omløpsmidler / Total current assets	66 635	110	26 553
SUM EIENDELER / TOTAL ASSETS	231 992	110	145 160
EGENKAPITAL OG GJELD / EQUITY AND LIABILITIES			
Egenkapital/Equity			
Aksjekapital / Share capital	81 466	100	74 060
Egne aksjer / Own shares	-25	-	-25
Overkursfond / Share premium reserve	10 678	-	-
Vedtatt, ikke registrert kapitalforhøyelse / Equity not registered	114 000	-	-
Annen egenkapital / Other equity	-	-763	-49 066
Minoritetsinteresser / Minority interest	-	-	117 373
Sum egenkapital/Total equity	206 119	-663	142 342
Gjeld/Liabilities			
Kortsiktig gjeld / Current liabilities			
Leverandørgjeld / Trade payables	2 846	-	2 088
Gjeld til kredittinstitusjoner / Debt to financial institutions	20 129	-	-
Annen kortsiktig gjeld / Current liability	2 898	773	730
Sum gjeld / Total liabilities	25 873	773	2 818
SUM EGENKAPITAL OG GJELD / TOTAL EQUITY AND LIABILITIES	231 992	110	145 160

ROCKSOURCE

Kontantstrømoppstilling/ Cashflow statement

	Q2 2005 IFRS NOK 000'	Q2 2004 IFRS NOK 000'	30.06.2005 IFRS NOK 000'	30.06.2004 IFRS NOK 000'	2004 IFRS NOK 000'
Operasjonelle aktiviteter / Operational activities					
Ordinært resultat før skattekostnad / Result before tax	-8 930	-763	-13 820	-763	-42 534
Ordinære avskrivning / Depreciation and amortization	591	-	610	-	1 110
Nedskrivninger anleggsmidler / Impairment of fixed costs	-	-	-	-	32 578
Endring av andre tidsavgrensningsposter / Changes in other current balance sheet items	1 189	773	-365	773	-6 539
Effekt av valutakursendringer / *Effect of changes in exchange rates*	15	-	15	-	65
Netto kontantstrøm fra operasjonelle aktiviteter / Net cash flow from operational activities	-7 135	10	-13 561	10	-15 320
Investeringsaktiviteter / Investing activities					
Utbetalinger ved kjøp av driftsmidler/prosjektkostnader/ Investments in tangible assets	-10 029	-	-10 139	-	-483
Innbetaling ved salg driftsmidler/prosjekter / Cash flow from sales of assets	182	-	208	-	-
Innbetaling ved endret konsernsammensetning / Cash flow from changes to the group	-	-	-	-	750
Effekt av valutakursendringer / *Effect of changes in exchange rates*	-368	-	-410	-	-224
Netto kontantstrøm fra investeringsaktiviteter / *Net cash flow from investing activities*	-10 215	-	-10 341	-	43
Finansieringsaktiviteter / Financing activities					
Innbetalinger ved opptak av ny langsiktig gjeld / Proceeds from issuance of long term debt	19 080		19 080	-	
Emisjons- og fusjonskostnader / Merger costs	-426		-426	-	
Innbetalinger ved utstedelse av aksjekapital / Capital increase	40 934	100	40 934	100	40 413
Effekt av valutakursendringer / Effect of changes in exchange rates	-	-	-	-	-
Netto kontantstrøm fra finansieringsaktiviteter / Net cash flow from financing activities	59 588	100	59 588	100	40 413
Effekt av valutakursendringer på kontanter / Exchange rate changes	50	-	67	-	-57
Netto endring i kontanter / Net change in cash	42 288	110	35 753	110	25 079
Beholdning av kontanter periodestart / Cash at start of period	18 009	-	25 544	-	465
***Beholdning av kontanter periodeslutt /* Cash at end of period**	61 297	110	61 297	110	25 544

ROCKSOURCE

Egenkapital / Equity

	Aksje kapital Share Capital	Egne aksjer Own Shares	Annen egen kapital Other equity	Ikke reg kapitalforh/ Equity not registred	Minoritet/ Minority	Sum egenkapital/ Total Equity
Egenkapital 01.01.2005 IFRS	74 060	-25	-49 066	0	117 373	142 342
Rettet emisjon / Issue of shares	7 406	0	33 528	0	0	40 934
Emisjons- og fusjonskostnader / Merger and issue expences	0	0	-436	0	0	-436
Økt vederlag minoritet (fusjon) / Changes to minority interests	0	0	40 402	114 000	-117 373	37 029
Omregningsdifferanser valuta / Exchange rate adjustments	0	0	70	0	0	70
Periodens resultat inkl minoritet / Net Income	0	0	-13 820	0	0	-13 820
Egenkapital / Equity 30.06.2005 IFRS	81 466	-25	10 678	114 000	0	206 119

Antall aksjer /Number of shares	a NOK 0,25
01.01.2005 (i hele tusen / in 1.000)	296 241
30.06.2005 (i hele tusen / in 1.000)	325 865

ROCKSOURCE

ROCKSOURCE Group – Notes 2nd quarter 2005

Principles and reporting

The quarterly reports are in accordance with IFRS, stating converted 2004 *IFRS accounting figures for comparison* purposes. Brief information on the transition from NGAAP to IFRS is included in note 1. Refer otherwise to more detailed information in *the interim financial statement for* Q1 2005. The transition to IFRS took place when Amergy AS was established/formed in March 2004. This was the acquiring company for accounting purposes in the merger with Ecuanor ASA that was carried out in the autumn of 2004. The comparison figures for 2004 are the figures for Amergy AS.

The consolidated accounts include Rocksource ASA (Rocksource), Rocksource Energy Corporation (Rocksource Energy) and the merged Ecuanor Geotech AS (Ecuanor Geotech) and Rocksource Geotech AS (Rocksource Geotech), see below.

Rocksource acquired 20% of the shares in Rocksource Geotech in September 2004 and also had an option to buy the *remaining* 80% of the shares for NOK 150 million by 1 July 2009. As a result of this option, Rocksource Geotech has become consolidated for accounting purposes from the acquisition date, 3 September 2004. Rocksource's wholly owned subsidiary, Ecuanor Geotech AS, entered into a merger agreement with Rocksource Geotech on 4 May 2005, according to which the latter would become a wholly owned by Rocksource. The shareholders *in Rocksource Geotech* are to receive 100 million shares in Rocksource as payment. The merger and associated increase in capital were registered *15.08.2005.*

All of the estimated excess value relating to the acquisition of consolidated companies has been defined as goodwill. Following a concrete assessment, the excess value that has been acquired is mainly regarded as being *linked to* person-related expertise and geology experience, as well as to access/rights to technology that is promising and still being developed. The excess value cannot *therefore, in the Company's opinion,* be classified as an intangible asset, either in whole or in part, but should instead be classified as goodwill.

Exploration and development costs for oil and gas properties are capitalised according to the successful effort method. The IFRS currently do not specify any industry-specific standard for oil and gas activities, and IFRS 6 allows the continued application of previously used principles. Nonetheless, *the Group has chosen to start using successful effort* instead of full cost. All exploration costs, with the exception of licence purchases and costs relating to drilling are charged *to expenses as they are incurred*. Development costs (including those relating to exploration drilling) are capitalised using continuous write-down testing. Capitalised costs are depreciated as from and including the year when commercial *reserves are proven on the field.*

Note 1: The effect of the transition to IFRS

Rocksource ASA has conducted an analysis of the differences between NGAAP and IFRS, and the reconciliation below shows a summary of the effects on the equity and results.
The date of the transition from NGAAP to IFRS is the date when Amergy AS was formed (March 2004). At that time, *there were no differences between* NGAAP and IFRS, so no reconciliation has been prepared for the opening balance sheet on the transition date.

Reconciliation of transition to IFRS	Accounting year2004	
Accounting year2004	Equity 31.12.2004	Result 2004
NGAAP	28 799	-44 031
Goodwill – reversed amortisation	101	101
Consolidation Rocksource Geotech AS	113 403	-597
Merger - Changed implementation date	0	2 130
Rocksource EC – conversion to "successful effort" method	39	-136
IFRS - Incl. minority Interests	142 342	-42 534

The quarterly figures for 2004 consist of those for Amergy AS. There is no accounting difference *between NGAAP and* IFRS.

ROCKSOURCE

Note 2: Segment information per. 30.06.05

The Company's primary segmentation is into the following business areas:
1. Oil and gas
2. Minerals and metals

The oil and gas segment is in a developmental phase and the information value of allocated accounting figures is considered to be slight.
The figures therefore only state the allocated income and result.

The gold-related operations no longer form part of the Group's core area and there has been little activity in this segment so far in 2005.

The Company's secondary reporting format is geographical.

Business Areas	Oil/gas	Minerals/metals	Total
Income	1 720	62	1 782
Result	-13 553	-267	-13 820

Geography	Norway	USA	Ecuador	Total
Income	0	1 720	62	1 782
Results	-11 511	-2 371	62	-13 820

Note 3: Pro forma figures
The transferring company in the merger with Ecuanor Geotech, Rocksource Geotech, was consolidated for accounting purposes as from the audit date in September 2004. Pro forma figures would not, therefore, provide any additional information and have thus not been prepared.


ROCKSOURCE

Appendix 4: Overview of the subscribers in the Private Placement

Subscriber/shareholder	Allocated number of shares
DNO	15,105,566
Aster'X	10,047,000
DPFM	8,050,738
Leo Funds	7,017,617
Range Capital	6,698,000
SEB LUX	6,698,000
Cheyne	6,499,047
SAC	4,842,922
CSFB	4,084,047
Fritt Ord	3,818,000
ACH Sec	3,722,053
Ennismore	3,258,328
Griffin Capital Management	2,576,000
Skeie Group	2,307,692
Pendragon	2,009,000
Explora Capital management	1,675,000
Sector Asset Management	1,675,000
Gambak	1,340,000
Tomtegaten	963,395
Lime Venture	612,520
Thomas Fleischer	572,140
Hammersborg	572,140
Ashburton	536,464
Montgomery Oppenheim	419,000
Slethei AS	334,520
Brødrene Tonslien	332,760
Caiano	278,407
Vilamar	226,000
Ulskog Invest AS	226,000
Martin AS	226,000
Dalset Invest AS	226,000
Åsheim Invest AS	226,000
Marin AS	226,000
Bjørn Holmsen	226,000
Concito AS	200,000
Arve Johnsen	192,308
Aal Finans	173,000
Hans Kristian Andersson	172,510
Jarle Tronslien	165,250
SVM Asset Management	162,000
Corinthian	135,000
Audley	129,000
Clipper	129,000
Straen	129,000
Barque	129,000
Tor Lien	126,000
Jørn Vikøyr	125,574
Marnar Bygg	90,000
Pactum	90,000
Inge Vinje	90,000
Endre Danielsen	72,000
International Oilfield Service A/S	63,000
Total	**100,000,000**

Appendix 5: Subscription Form for the Subsequent Offering

Rocksource ASA

SUBSEQUENT SHARE OFFERING
SEPTEMBER/OCTOBER 2005

SUBSCRIPTION FORM

Properly completed subcription forms must be received by Pareto Securities ASA, Dronning Maudsgt. 3, P.O. Box 1411 Vika, N-0115 Oslo, telephone +47 22 87 87 00, telefax: +47 2 83 43 09, by 7 October 2005 at 16:00 hrs. (Norwegian time).

SUBSCRIPTION GUIDELINES

The Subsequent Offering Shares ("the Shares") can be subscribed from and including 26 September to and including 7 October 2005 at 16:00 hours (Norwegian time), with pre-emptive rights for the existing shareholders in Rocksource ASA ("Rocksource" or the "Company") as of 6 September 2005 who were not given the opportunity to subscribe for shares in the Private Placement ("the Eligibible Shareholders"). This pre-emptive right is non-transferable, and will not be negotiable during the subscription period. Eligible Shareholders will receive 1 subscription right per 3.8727 share owned as of 6 September 2005. 1 subscription right gives the pre-emptive right to subscribe for one new Share. The subscription price for one Share is NOK 2.60 which equals the subscription price in the Private Placement. Over-subscription is allowed.

Note: In order to subscribe for the Shares, the Subscriber must satisfy the applicable requirements pursuant to the Norwegian *Money Laundering Act* of 20 June 2003 and the associated regulations. The subscriber bear the risk of any delay in the postal communication, busy facsimiles and data problems preventing orders from being received by the Manager.

PAYMENT FOR THE SUBSCRIBED SHARES

Each subscriber provides by signature on this Subscription form, Pareto Securities ASA an irrevocable power of attorney to debit a specified Norwegian bank account for payment of the allotted Shares. Debit of the account will be take place on or about 14 October 2005 (see below for specification of bank account). Should the subscriber have insufficient funds or payment is delayed for any reason, a penalty interest will be payable on the delayed sum according to the Norwegian Act on Interest on Overdue Payements of 17 December 1976. The Company also reserves the right to cancel the subscription, or to sell the allotted Shares at the subscriber's risk and cost. The allotted Shares will not be transferable before they are fully paid and registered at the subscribers VPS-account. Such registration is expected to occur on or about 21 October 2005.

Notification of allottments will be sent out on or about 12 October 2005. Payment for the allotted Shares must be must be available on the subscribers specified bank account on or by 14 October 2005.

Subscribers VPS-account no.	No. of subscription rights:	No. of Shares subscribed:	(For official use: Serial no.)

***1 SUBSCRIPTION RIGHT GIVE THE RIGHT TO* SUBSCRIBE FOR 1 NEW SHARE**



Amount to be paid per Share	Total amount to be paid
NOK 2.60 =	NOK

Pursuant to the terms and conditions set out in the Offering Circular, I/we hereby irrevocable subscribe for the above number of Shares.

I/We hereby give an irrevocable power of attorney to Pareto Securities ASA for the direct debiting from my Norwegian bank account for the allotted amount (no. of allotted shares x subscription price)	(Bank account no. 11 digits)

NB! If the bank account number for debit is not specified, the subscription form can not be registered.

Subscription place and date Must be dated in the subscription period	Binding signature. The subscriber must be of age. When signing per procura, documentation in form of company certificate or power of attorney must be enclosed.

DETAILS OF THE SUBSCRIBER

	PLEASE NOTIFY THE REGISTRAR OF ANY CHANGES:
Subscribers VPS account no.	
Subscribers first name	
Subscribers surname/company	
Street address etc. (for individuals: residential address)	
Zip-code, City	
Date of birth and national ID number (11 digits) MUST BE COMPLETED	
Reg. account number for payment of dividends	
Nationality	
Trustee/Telephone	